02028645

CITY DEVELOPMENTS LIMITED

城市發展有限公司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
Tel: 6877 8228 5 (30 LINES) Fax: 6223 2746

Our Ref : GCSS-EL/0864/02/LTR

22 April 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Annual Report 2001(Republic Hotels & Resorts Limited);

(ii) Circular dated 12 April 2002 (Republic Hotels & Resorts Limited – Proposed Amendments to the Articles of Association/Approval of the General Mandate to Issue Further Shares);

(iii) Announcement dated 16 April 2002 (Sale of Property to Employee);

(iv) Letter dated 16 April 2002 (Grand Plaza Hotel Corporation – Annual Report 2001); and

(v) Letter dated 19 April 2002 with enclosure (City e-Solutions Limited – Notice of Annual General Meeting).

Regards,

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

CITY DEVELOPMENTS LIMITED

Notice Of Annual General Meeting of Subsidiary Company, City e-Solutions Limited

19 April 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Notice of Annual General Meeting of Subsidiary Company, City e-Solutions Limited

We attach herewith a copy of the Notice of Annual General Meeting of City e-Solutions Limited as advertised in the newspaper in Hong Kong today, for your information .

NotAGMces.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 19/04/2002 to the SGX

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Thirteenth Annual General Meeting of the Shareholders of the Company will be held at Room 2803, 28/F., Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong on 24 May 2002 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Consolidated Financial Statements of the Company and its subsidiaries and the Reports of the Directors and Auditors for the year ended 31 December 2001.
2. To re-elect the retiring Directors and to fix the Directors' remuneration.
3. To appoint Auditors for the ensuing year and authorise the Directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

4. "**That**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong.)"

5. "**That**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of securities purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**That** subject to the passing of resolutions nos. 4 and 5, the aggregate nominal amount of shares which are to be purchased by the Company pursuant to the authority granted to the Directors of the Company as mentioned in resolution no. 5 shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors of the Company pursuant to resolution no. 4."

By Order of the Board
Brian L. C. Tsang
Secretary

Hong Kong, 20 March 2002

Notes:

(a) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member.

(b) A form of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's principal office in Hong Kong at Room 2803, 28/F., Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjourned meeting.

CITY DEVELOPMENTS LIMITED

Sale of Property to Employee

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that one unit (the "Unit") in the project known as Faber Crest Condominium which is developed by Faber-Rhine Properties Pte Ltd, a wholly-owned subsidiary of the Company, has been sold to one of the Company's employees.

No preferential discount or priority was given to the employee in respect of the purchase of the Unit.

The Audit Committee of CDL has reviewed the terms and conditions of the sale of the Unit and has approved the sale. The Audit Committee is of the view that the number and terms of the sale of the Unit are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

The said employee is not related to any of the Directors or substantial shareholders of the Company.

BY ORDER OF THE BOARD

Enid Ling Peek Fong
Company Secretary

16 April 2002

Submitted by Enid Ling Peek Fong, Company Secretary on 16/04/2002 to the SGX

CITY DEVELOPMENTS LIMITED

城市發展有限公司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
Tel: 6877 8228 Fax: 6223 2746

Our Ref : GCSS-YB/0779/2002/LTR

16 April 2002

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

ATTN: MS CAROL CHEW

Dear Sirs

SUBSIDIARY COMPANY, GRAND PLAZA HOTEL CORPORATION
- 2001 ANNUAL REPORT

We enclose herewith a copy of the 2001 Annual Report issued by our listed subsidiary company, Grand Plaza Hotel Corporation, for your information.

Yours faithfully
CITY DEVELOPMENTS LIMITED

ENID LING PEEK FONG
Company Secretary

Encs.
YB//jl/c:/data/ltr2002/0779

ANNUAL REPORT

2001

A Tradition of

Service.

A Heritage of

Excellence.



GRAND PLAZA HOTEL CORPORATION

[illegible] LEONG GROUP SINGAPORE

GRAND PLAZA HOTEL CORPORATION

A MEMBER OF THE HONG LEONG GROUP SINGAPORE



CONTENTS



ANNUAL REPORT
Service.
Excellence.
CORPORATION



THE HERITAGE

GRAND PLAZA HOTEL CORPORATION

A MEMBER OF THE HONG LEONG GROUP SINGAPORE



Chairman's Statement

On behalf of the Board of Directors, it is my pleasure to present the results of the Company for the financial year ended 31 December 2001.

Financial Results

For the year under review, the Company reported a net income of P180,297,385 compared to P279,904,035 in 2000.

Hotel Operations

Revenue from hotel operations decreased by 15.2% to P607 million from P717 million.

The Board of Directors expects that year 2002 will continue to be a challenging year.



Appreciation

I would like to thank my fellow Directors and staff for their contribution to the Company's performance throughout the year.

WONG HONG REN
Chairman

The Grand Plaza Hotel Corporation in the Philippines







The Heritage Hotel

The Grand Plaza Hotel started operations in the Philippines with The Heritage Hotel's opening in Manila in 1994. Strategically located at the corner of Roxas Boulevard and EDSA, two of Metro Manila's main thoroughfares, The Heritage Hotel offers proximity to the country's premiere central business district of Makati and the cultural attractions of the city of Manila.

World-Class Rooms



The Heritage Hotel is a showcase of luxurious, state-of-the-art amenities designed for the modern travellers. Cardkey-lock systems, individualized air-conditioning controls, in-room entertainment systems, mini-bars and coffee makers are expected standards that the Hotel's 467 rooms carry.

The Millennium Club

The Millennium Club, The Heritage Hotel's executive floor, provides additional facilities for those travelling on business with two exclusive board and meeting rooms ideal for small meetings, a private lounge, private concierge services, free local calls, complimentary parking and continental breakfast and cocktails.



The Business Center



The Heritage's Business Center offers support for business executives on the go. Fully equipped with the latest communications and computer facilities, the center can provide office support services delivered by a competent and reliable staff.

The Heritage Dining Experience

When it comes to dining, The Heritage's outlets offer a wide range of dining choices.



The Restaurant Riviera, the 24-hour coffee shop set beside the Hotel's inviting swimming pool, lays claim to a buffet unrivaled anywhere else. Luxurious Western and Oriental dishes created by the very capable chef and kitchen staff ensure the delight of any guest's palate.





The Lobby Lounge, which is situated next to the Riviera, offers an ideal setting for unwinding at day's end. The pulse and beat of The Heritage comes alive with piano and vocal entertainment enjoyed with a wide array of appetizers and drinks.



Authentic Cantonese cuisine has always made the ***Hua Ting Restaurant*** popular. Set amidst an ambiance of luxury, a meal in this outlet is truly a dining experience. For a more private atmosphere, group meetings and family celebrations can be held in any of Hua Ting's six private rooms.



Matsu, The Heritage's sushi bar and restaurant, serves fresh Japanese delicacies in an intimate garden setting.



The Heritage Venues

Since the opening of The Heritage, countless events have been held in the Hotel's ***Grand Ballroom*** and ***function rooms***. Whether it be a business convention, gathering, seminar, or a more personal affair such as a wedding, birthday or baptism, The Heritage's Grand Ballroom is the best choice one can make with only imagination and creativity as the limit.



Relaxing, Heritage Style



The Heritage also houses a Casino Filipino outlet, the Philippines' version of Las Vegas-style gaming, a health and beauty salon, a gymnasium for physical fitness buffs, outdoor swimming pool and a doctor's clinic. To care for its guests' and outside clients' wardrobe, The Heritage also offers professional fabric care services at reasonable prices.

Service, Delivered The Heritage Way





The Heritage Hotel's well-trained and courteous staff are its main source of pride. Beyond the world-class standards of service, the world renowned Filipino hospitality and friendliness shine through and result in an experience that is truly, and distinctly, The Heritage.



Board of Directors

WONG HONG REN
chairman

directors
BERNARD CHAN
BRYAN COCKRELL
GUIA MARGARITA SANTOS QUA
MIA GENTUGAYA
ANGELITO IMPERIO
JOSEPH KONG

Management Officers

WONG HONG REN
chairman & president

YAM KIT SUNG
general manager

NATIVIDAD KWAN
corporate secretary

CHRISTOPHER LIM
assistant corporate secretary



Corporate Information

REGISTERED OFFICE

GRAND PLAZA HOTEL CORPORATION
10th Floor, The Heritage Hotel Manila
Roxas Boulevard corner EDSA Extension
Pasay City, Philippines
Tel.: 854-8838 • Fax: 854-8825

LEGAL COUNSELS

QUISUMBING TORRES
11th Floor, Pacific Star Building
Sen. Gil J. Puyat Avenue cor. Makati Avenue
Makati City, Philippines

SYCIP SALAZAR HERNANDEZ & GATMAITAN LAW OFFICE
Sycip Law - All Asia Capital Center
105 Paseo de Roxas
Makati City, Philippines

SUAREZ & NARVASA LAW FIRM
3/F, CSJ Building
105 Aguirre St., Legaspi Village
Makati City, Philippines

ALENTAJAN LAW OFFICE
24 Ilongot Street, La Vista
Quezon City, Philippines

INDEPENDENT AUDITORS

FERNANDEZ SANTOS & LOPEZ
25/F, Pacific Star Building
Sen. Gil Puyat Avenue cor. Makati Avenue
Makati City, Philippines

STOCK TRANSFER AGENT & REGISTRAR & WARRANT REGISTRAR

STOCK TRANSFER SERVICES, INC.
Ground Floor, Asian Bank Center
Sen. Gil J. Puyat Avenue
Makati City, Philippines

Fernadez, Santos & Lopez
Certified Public Accountants

25/F, Pacific Star Building
Sen. Gil Puyat Avenue cor. Makati Avenue
Makati City, Philippines

MCPO Box 1659
1226 City of Makati
Philippines

Telephone +63 (2) 812-8331
Telefax +63 (2) 815- 9344
kpmgph@ skyinet.net

Independent Auditor's Report



The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of December 31, 2001, 2000 and 1999, and the related statements of income and retained earnings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of December 31, 2001, 2000 and 1999, and the results of its operations, its changes in equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

City of Makati
Philippines
January 31, 2002

Grand Plaza Hotel Corporation

Balance Sheets
December 31, 2001, 2000 and 1999

	2001	2000	1999
ASSETS			
Current assets			
Cash and investments in short-term notes [Notes 2 and 3]	P 369,933,206	P 800,679,815	P 769,976,323
Receivables			
Trade—net of allowance for doubtful accounts of P1,011,271 in 2001, P5,760,524 in 2000 and P5,929,054 in 1999 [Note 2]	138,357,996	149,319,043	105,162,037
Interest	8,432,177	10,832,684	8,643,284
Advances to officers and employees	8,973	155,719	103,728
Advances to suppliers and contractors	117,300	2,358,645	443,409
Other receivable	5,361,938	3,424,624	2,166,717
Inventories [Notes 2 and 4]	11,412,514	15,771,044	14,121,004
Deferred tax asset [Notes 2 and 5]	152,157	1,351,964	1,600,658
Prepayments	844,835	1,164,368	1,658,826
Other current assets	7,848,282	5,872,692	11,309,488
Total current assets	542,469,378	990,930,598	915,185,474
Investment in stock of associated company and other advances [Notes 2 and 6]	97,312,486	89,415,947	80,813,019
Loan receivable [Note 7]	15,500,000	15,500,000	15,500,000
Deposit on lease contract [Note 10]	58,000,000	58,000,000	58,000,000
Property and equipment—net [Notes 2 and 8]	916,594,469	957,601,888	1,003,529,827
Other assets [Notes 2 and 9]	7,203,078	7,202,075	7,217,299
	P 1,637,079,411	**P 2,118,650,508**	**P 2,080,245,619**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued expenses	P 96,455,215	P 127,817,215	P 94,410,450
Due to immediate holding company [Note 10]	11,461,296	12,035,283	12,526,347
Due to intermediate holding company [Note 10]	—	8,180,117	9,094,577
Due to related company [Note 10]	1,502,578	9,444,961	52,378,732
Dividends payable [Note 14]	17,388,241	—	—
Income tax payable	9,314,483	22,941,990	38,657,162
Refundable deposits	21,884,696	22,517,124	18,684,181
Rental payable [Notes 2 and 10]	30,150,000	24,120,000	18,090,000
Other liabilities	134,654,295	124,090,466	103,750,007
Total current liabilities	322,810,804	351,147,156	347,591,456
Reserves	9,977,771	8,863,461	7,045,457
Stockholders' equity			
Capital stock—P10 par value [Note 12]			
Authorized—127,000,000 shares in 2001 and 150,000,000 shares in 2000 and 1999			
Issued—99,318,270 shares in 2001 and 122,318,270 shares in 2000 and 1999	993,182,699	1,223,182,699	1,223,182,699
Capital in excess of par value	16,671,838	20,532,618	20,532,618
Retained earnings	912,480,069	1,081,365,244	801,461,209
	1,922,334,606	2,325,080,561	2,045,176,526
Treasury stock [Note 13]	618,043,770	566,440,670	319,567,820
Net stockholders' equity	1,304,290,836	1,758,639,891	1,725,608,706
	P 1,637,079,411	**P 2,118,650,508**	**P 2,080,245,619**



See accompanying Notes to Financial Statements.



Grand Plaza Hotel Corporation

Statements of Income and Retained Earnings
For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenues			
Rooms	P 262,289,403	P 303,490,672	P 306,370,477
Food and beverage	253,908,743	324,846,420	345,008,529
Other operated departments	20,657,655	26,489,794	28,701,484
Other	71,042,999	62,644,369	56,401,413
	607,898,800	717,471,255	736,481,903
Cost of sales			
Food and beverage	75,679,222	96,273,476	101,121,739
Other operated departments	6,757,814	8,907,566	11,259,262
	82,437,036	105,181,042	112,381,001
Gross profit	525,461,764	612,290,213	624,100,902
Operating expenses [Note 15]	347,869,429	434,529,143	383,320,647
Net operating income	177,592,335	177,761,070	240,780,255
Non-operating income (expenses)			
Interest income	43,226,791	56,655,795	38,438,003
Equity in net loss of associated company	(930,609)	(214,692)	(867,627)
Dividend income	121,785	119,569	104,604
Loss on disposal of assets	–	(488,043)	(819,050)
Realized forex loss	(5,517,091)	–	(101,213)
Unrealized forex gain [Note 11]	26,921,081	111,562,037	32,305,274
	63,821,957	167,634,666	69,059,991
Net income before tax	241,414,292	345,395,736	309,840,246
Provision for income tax [Notes 2 and 5]			
Current	59,917,099	65,243,008	85,089,898
Deferred	1,199,808	248,693	(647,335)
	61,116,907	65,491,701	84,442,563
Net income	180,297,385	279,904,035	225,397,683
Retained earnings [Note 14]			
Unrestricted—beginning	323,183,545	403,193,716	210,101,307
Restrictions during the period	(414,632,855)	(359,914,206)	(32,305,274)
Dividends declared	(17,388,241)	–	–
Unrestricted—end	71,459,834	323,183,545	403,193,716
Restricted	841,020,235	758,181,699	398,267,493
Retained earnings, December 31	**P 912,480,069**	**P 1,081,365,244**	**P 801,461,209**
Earnings per share [Note 2]	**P 2.07**	**P 2.82**	**P 2.12**

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Changes in Equity
For The Years Ended December 31, 2001, 2000 and 1999

	Capital Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance at January 1, 1999	1,223,182,699	20,532,618	(319,567,820)	576,063,526	1,500,211,023
Net income for the year				225,397,683	225,397,683
Balance at December 31, 1999	1,223,182,699	20,532,618	(319,567,820)	801,461,209	1,725,608,706
Net income for the year				279,904,035	279,904,035
Buyback of shares			(246,872,850)		(246,872,850)
Balance at December 31, 2000	1,223,182,699	20,532,618	(566,440,670)	1,081,365,244	1,785,639,891
Net income for the year				180,297,385	180,297,385
Dividends				(17,388,241)	(17,388,241)
Retirement of shares	(230,000,000)	(3,860,780)	565,655,099	(331,794,319)	-
Buyback of shares			(617,258,199)		(617,258,199)
Balance at December 31, 2001	**993,182,699**	**16,671,838**	**(618,043,770)**	**912,480,069**	**1,304,290,836**



See accompanying Notes to Financial Statements.



Grand Plaza Hotel Corporation

Statements of Cash Flows
For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities			
Net income	P 180,297,385	P 279,904,035	P 225,397,683
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	50,107,620	50,494,847	61,082,121
Equity in net loss of associated company	930,609	214,692	867,627
Provision for bad debts	1,011,271	5,760,524	5,929,054
Changes in operating assets and liabilities			
(Increase) decrease in			
Accounts receivable—trade	9,949,776	(49,917,530)	(11,986,153)
Interest receivable	2,400,507	(2,189,400)	(2,564,308)
Advances to officers and employees	146,746	(51,991)	(24,260)
Advances to suppliers and contractors	2,241,345	(1,915,236)	1,591,212
Other receivable	(1,937,314)	(1,257,907)	688,155
Inventories	4,358,530	(1,650,040)	(201,024)
Deferred tax asset	1,199,807	248,694	(647,336)
Prepayments	319,533	494,458	6,668,803
Other current assets	(1,975,590)	5,436,796	(3,721,497)
Increase (decrease) in			
Accounts payable and accrued expenses	(31,362,000)	33,406,765	10,488,957
Income tax payable	(13,627,507)	(15,715,172)	17,620,579
Refundable deposits	(632,428)	3,832,943	757,494
Rental payable	6,030,000	6,030,000	6,030,000
Other liabilities	10,563,829	20,340,459	20,694,781
Reserves	1,114,310	1,818,004	376,490
Net cash provided by operating activities	221,136,429	335,284,941	339,048,378
Cash flows from investing activities			
Acquisition of property and equipment—net	(9,100,201)	(4,566,908)	(7,625,678)
Payments relating to other assets	(1,003)	15,224	10,778
Net cash used in investing activities	(9,101,204)	(4,551,684)	(7,614,900)
Cash flows from financing activities			
Advances from immediate holding company	(573,987)	(491,064)	(598,245)
Advances to associated company	(8,827,147)	(8,817,620)	(6,127,089)
Advances from intermediate holding company	(7,614,423)	(914,460)	(5,293,784)
Due to related companies	(8,508,077)	(42,933,771)	24,126,591
Buyback of shares	(617,258,200)	(246,872,850)	—
Net cash provided by (used in) financing activities	(642,781,834)	(300,029,765)	12,107,473
Net increase in cash and investments in short-term notes	(430,746,609)	30,703,492	343,540,951
Cash and investments in short-term notes, beginning	800,679,815	769,976,323	426,435,372
Cash and investments in short-term notes, end	**P 369,933,206**	**P 800,679,815**	**P 769,976,323**

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Notes to Financial Statements
December 31, 2001, 2000 and 1999

1. **Organization**

The Company was registered with the Securities and Exchange Commission on August 9, 1989 with principal office in Pasay City, Philippines primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns The Heritage Hotel, a deluxe class hotel which offers 467 rooms and deluxe facilities and amenities such as restaurants, ballrooms, a 24-hour coffee shop and a casino.

As of December 31, 2001, 1999 and 2000, the Company had 797 (527 permanent and 270 casuals), 899 (577 permanent and 322 casuals) and 917 (595 permanent and 322 casuals) employees, respectively.

2. **Summary of significant accounting policies**

The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles and are denominated in Philippine pesos. The preparation of financial statements in conformity with Philippine generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Investments in short-term notes

Investments in short-term notes are stated at cost.

Accounts receivable—trade

Accounts receivable—trade is stated net of allowance for possible uncollectible accounts.

Inventories

Inventories are stated at cost under the first-in, first-out (FIFO) method.

Investment in stock of associated company

Investment in stock of associated company is accounted for by the equity method.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.



Chinaware, glassware, silverware, linen and utensils are stated at cost including major expenditures incurred resulting from increased capacity in operations. Subsequent replacements are charged to profit and loss account.

Foreign currency transactions

Foreign currency transactions consisting mainly of intercompany advances are recorded in pesos based on exchange rates prevailing at the date of transaction. All assets and liabilities in foreign currencies are translated to the reporting currency at approximately the exchange rate prevailing at the balance sheet date. Any exchange difference arising from this translation is charged to gain or loss on foreign currency differentials.

Leases

The Company accounts for its leases under the operating lease method.

Income taxes

The Company uses the liability method of accounting for income taxes as required by *Accounting Standards Council (ASC) Statement of Financial Accounting Standards (SFAS) No. 23, Accounting for Income Taxes.* Under ASC SFAS No. 23, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between pretax financial income and taxable income and the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per share

Earnings per share are based on the outstanding common shares of 99,286,389 in 2001 and 122,318,270 in 2000 and 1999, net of treasury shares of 12,377,065 in 2001, 23,031,901 in 2000 and 15,978,391 in 1999.

3. **Investments in short-term notes**

These consist of fixed short-term deposits with various local and foreign banks.

4. **Inventories**

Inventories consist of:

		2001		2000		1999
Food	P	2,908,555	P	4,092,651	P	3,234,370
Beverage and tobacco		1,413,047		1,624,669		1,426,707
Operating supplies		2,421,682		3,550,209		4,000,885
General supplies		1,710,197		3,915,664		2,161,260
Engineering supplies		1,714,182		1,635,315		2,108,729
Others		1,244,851		952,536		1,189,053
	P	**11,412,514**	P	**15,771,044**	P	**14,121,004**

5. **Deferred income tax**

This refers to the deferred income tax set up on deferred income, provision for doubtful accounts and provision for retirement benefits. The deferred tax effects of unrealized foreign exchange differences have not been recognized in the financial statements in view of the extreme volatility of the foreign exchange rate.



6. **Investment in stock of associated company and other advances**

The Company's 40% investment in Harbour Land Corporation (HLC) is adjusted by the Company's equity in net earnings (loss) of HLC since the date of acquisition. The details of this investment are as follows:

		2001		2000		1999
Acquisition cost	P	48,200,000	P	48,200,000	P	48,200,000
Equity in net income						
Beginning of year		647,887		862,579		1,730,206
Equity in net loss during the period	(	930,609)	(	214,692)	(	867,627)
End of period	(	282,722)		647,887		862,579
		47,917,278		48,847,887		49,062,579
Advances		49,395,208		40,568,060		31,750,440
	P	**97,312,486**	P	**89,415,947**	P	**80,813,019**

7. **Loan receivable**

This pertains to a loan extended to Rogo Realty Corporation (RRC) which is collateralized by its investment in shares of stock and is payable after 25 years with interest at 5% per annum.

8. **Property and equipment**

These consist of the following:

		2001		2000		1999
Building and building equipment	P	954,145,952	P	949,376,457	P	948,128,242
Furniture, fixtures and equipment		297,254,890		292,995,447		290,683,240
Transportation equipment		3,735,769		3,735,769		3,735,769
Leasehold improvements		385,157		385,157		385,157
Total cost		1,255,521,768		1,246,492,830		1,242,932,408
Less accumulated depreciation		372,578,769		322,542,412		273,054,051
Net		882,942,999		923,950,418		969,878,357
Operating equipment		33,651,470		33,651,470		33,651,470
	P	**916,594,469**	P	**957,601,888**		**1,003,529,827**

Depreciation expense amounted to P50,107,620, P50,494,847 and P61,082,121 for the years ended December 31, 2001, 2000 and 1999, respectively.

9. **Other assets**

Other assets consist of the following:

		2001		2000		1999
Miscellaneous investments and deposits	P	5,121,291	P	5,121,291	P	5,121,291
Others		2,081,787		2,080,784		2,096,008
	P	**7,203,078**	P	**7,202,075**	P	**7,217,299**

10. **Related party transactions**

The Company, in the normal course of business, has entered into transactions with its related parties, principally consisting of cash advances. These advances are shown as "Due to related company","Due to immediate holding company" and "Due to intermediate holding company" in the accompanying balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from HLC. The lease contract on the hotel site requires that the Company deposit P58.0 million to answer for any and all unpaid obligations that the Company may have under said contract. Accrual of the 10% annual interest on said lease deposit is debited to "Advances to associated company" while the annual rent expenses for the hotel site and the townhouse unit for P5.91 million and P0.12 million, respectively, are included under "General and administrative expenses" and "Rental payable".

The Company has entered into a management contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of the hotel's gross revenues and gross operating profit, respectively. Management fees payable amounted to P64 million in 2001, P37 million in 2000 and P98 million in 1999.

11. Unrealized foreign exchange gain

Unrealized foreign exchange gain was a result of the restatement of US dollar placements and deposits. As mentioned in Note 5, the deferred tax effects of unrealized foreign exchange gain have not been recognized in view of the extreme fluctuation in the exchange rate.

12. Retirement of shares

In a meeting held on April 26, 2001, the Board of Directors approved the retirement of 23,000,000 treasury shares thereby reducing its existing authorized capital stock from P1,500,000,000 divided into 150,000,000 shares with a par value of P10 per share to P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share. This was ratified by the Stockholders at a special meeting on June 18, 2001. Said reduction was approved by the Securities and Exchange Commission (SEC) on July 25, 2001.

13. Treasury Stock

The Board of Directors in its meeting on April 26, 2001 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of May 31, 2001. The buyback offer is to purchase one share out of every eight (8) shares held by each shareholder as of record date.

As discussed in Note 12, 23,000,000 shares reacquired as treasury shares in 2000, 1998 and 1997 were retired during the year.

As at December 31, 2001, 12,377,065 shares were held in treasury after the retirement of 23,000,000 shares and buyback of 12,345,164 shares in 2001. As of December 31, 2000 and 1999, 23,031,901 shares and 15,978,391 shares, respectively, were held in treasury, of which 7,053,510, 4,959,332 and 11,019,059 shares were reacquired on April 28, 2000, July 17, 1998 and October 27, 1997, respectively.

14. Retained earnings

The Board of Directors in its meeting on December 21, 2001 approved the declaration of cash dividends in the total amount of P17,388,241 to be distributed among stockholders of record as of January 7, 2002, pro-rata to their respective shareholdings and payable not later than January 31, 2002.

15. Retirement cost

The Company has an informal and unfunded non-contributory defined benefit retirement plan covering substantially all of its employees. It, however, started accruing estimated retirement cost in 1998 based on a retirement plan mandated by Philippine law computed on the basis of years of service and final monthly salary for every year of credited service.

Provision for retirement amounted to P770,006 and P732,612 for the years ended December 31, 2001 and 2000, respectively. No provision was recorded in 1999. As at December 31, 2001, 2000 and 1999, accrued retirement totaled P4,994,627, P4,224,621 and P3,492,007, respectively.



16. Tax Code changes

On December 11, 1997, the Tax Reform Act of 1997 or Republic Act No. 8424 was passed into a law and became effective January 1, 1998. The significant revisions to the rules of taxation are as follows:

a. Change in the corporate income tax rate from 35% in 1997 to 34% in 1998, 33% in 1999 and 32% in 2000 and onwards;
b. Imposition of a minimum corporate income tax (MCIT) of 2% of gross income, as defined;
c. Imposition on the employer of a final tax on the grossed up monetary value of fringe benefits granted to employees (except rank and file) at the following rates: 34% in 1998, 33% in 1999 and 32% in 2000 onwards;
d. Reduction of the interest expense allowed as deductible expense by an amount equivalent to a certain percentage of the interest income subjected to final tax as follows: 41% starting January 1, 1998, 39% starting January 1, 1999 and 38% starting January 1, 2000 and onwards;
e. Introduction of a three-year net operating loss carry over; and
f. Imposition of a 10% tax on improperly accumulated earnings.

17. Reclassification

Certain accounts in the 2000 and 1999 financial statements were reclassified to conform to the current year's presentation of accounts.



MILLENNIUM & COPTHORNE HOTEL INDEX

LONDON

Millennium Gloucester Hotel Kensington
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Millennium Hotel Mayfair
Copthorne Tara Hotel Kensington

REGIONAL UK

Millennium Madejski Hotel Reading
Millennium Hotel Glasgow
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Copthorne Hotel Birmingham
Copthorne Hotel Cardiff Caerdydd
Copthorne Hotel Effingham Park Gatwick
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Copthorne Hotel Manchester
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Copthorne Hotel Newcastle
Copthorne Hotel Plymouth
Copthorne Hotel Slough Windsor

CONTINENTAL EUROPE

Millennium Hotel Paris Opera
Copthorne Hotel Paris Charles de Gaulle
Copthorne Hotel Coquelles Calais
Copthorne Hotel Hannover
Copthorne Hotel Stuttgart International

UNITED STATES

Millennium Hotel New York Broadway
Millennium Hotel New York United Nations
Millennium Biltmore Hotel Los Angeles
Millennium Bostonian Hotel Boston
Millennium Hotel Cincinnati
Millennium Hotel Anchorage
Millennium Hotel Boulder
Millennium Hotel Minneapolis
Millennium Hotel Nashville
Millennium Hotel Raleigh Durham
Millennium Hotel St. Louis
Millennium Knickerbocker Hotel Chicago
Millennium McCormick Ranch Resort Scottsdale
Millennium Hilton, New York
The Plaza, New York

ASIA

Orchard Hotel Singapore
Grand Copthorne Waterfront Hotel Singapore
Copthorne King's Hotel Singapore
Copthorne Orchid Hotel Singapore
Copthorne Harbour View Hotel Singapore
Copthorne Orchid Hotel Penang
Millennium Hotel Sirih Jakarta
The Heritage Hotel Manila
Grand Hyatt Taipei
The Seoul Hilton
The Regent Kuala Lumpur
Hotel Nikko Hong Kong
JW Marriott Hotel Hong Kong

AUSTRALASIA

Millennium Hotel Christchurch
Millennium Hotel Queenstown
Millennium Hotel Rotorua
Millennium Hotel Sydney
Copthorne Hotel Auckland Anzac Avenue
Copthorne Hotel Auckland HarbourCity
Copthorne Hotel & Resort Bay of Islands
Copthorne Hotel Christchurch Central
Copthorne Hotel Christchurch Durham Street
Copthorne Hotel & Resort Masterton Solway Park
Copthorne Hotel & Resort Queenstown Lakefront
Copthorne Hotel & Resort Taupo Manuels
Copthorne Suites Hotel Tauranga Puriri Park
Copthorne Hotel Wellington Plimmer Towers
Quality Hotel Logan Park, Auckland
Quality Hotel Rose Park, Auckland
Quality Hotel Autolodge, Paihai, Bay of Islands
Quality Hotel Brydon Oamaru
Quality Hotel Autolodge, Christchurch
Quality Hotel Commodore, Christchurch Airport
Quality Hotel Dunedin
Quality Hotel Kings, Greymouth
Quality Hotel Hamilton
Quality Hotel Whangarei
Quality Hotel Palmerston North
Quality Resort Terraces, Queenstown
Quality Hotel Rotorua
Quality Hotel Te Anau
Quality Hotel Oriental Bay, Wellington
Quality Hotel Willis Street, Wellington

GRAND PLAZA HOTEL CORPORATION

A MEMBER OF THE HONG LEONG GROUP SINGAPORE



GRAND PLAZA HOTEL CORPORATION
10th Floor, The Heritage Hotel Manila
Roxas Boulevard corner EDSA Extension
Pasay City, Philippines
Tel. No.: (632) 854 -8838 • Fax No.: (632) 854 - 8825

CIRCULAR DATED 12 APRIL 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your shares in the capital of Republic Hotels & Resorts Limited, you should immediately send this Circular and the accompanying Proxy Form to the purchaser or to the stockbroker or agent through whom the sale was effected for onward transmission to the purchaser.

REPUBLIC HOTELS & RESORTS LIMITED

(Incorporated in the Republic of Singapore)

CIRCULAR TO MEMBERS

IN RELATION TO

(1) THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY; AND

(2) APPROVAL OF THE GENERAL MANDATE TO ISSUE FURTHER SHARES IN THE COMPANY.

IMPORTANT DATES AND TIMES:

Latest date and time for lodgement of Proxy Form	:	13 May 2002 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	15 May 2002 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Thirty-Fourth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	9 Raffles Place #61-00, Republic Plaza, Singapore 048619

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:-

"Amendment Act"	:	The Companies (Amendment) Act 1998 of Singapore
"Articles"	:	The articles of association of the Company
"CDP"	:	The Central Depository (Pte) Limited
"Company"	:	Republic Hotels & Resorts Limited
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore
"Directors"	:	The directors for the time being of the Company
"EGM"	:	The Extraordinary General Meeting of the Company, notice of which is set out on page 37 of this Circular
"General Mandate"	:	A general mandate for the Directors to issue Shares (whether by way of rights, bonus issues or otherwise) representing up to 50% of the Company's issued share capital, of which up to 20% may be issued other than on a pro rata basis to existing Members, and subject to the terms of such mandate
"Listing Rules"	:	Such rules and guidelines of the SGX-ST as may for the time being be applicable to a company whose shares are listed and quoted on the SGX-ST
"Members"	:	The registered holders for the time being of the Shares except that where the registered holder is CDP, the term "Members" shall, in relation to such Shares, mean the persons whose direct securities accounts maintained with CDP are credited with Shares
"SGX-ST"	:	The Singapore Exchange Securities Trading Limited
"Shares"	:	Shares of $1.00 each in the capital of the Company
"$"	:	Singapore dollars

The term "associate" shall have the meaning ascribed to it by the Listing Rules.

Words denoting the singular shall, where applicable, include the plural and *vice versa*, and words denoting the masculine gender shall, where appropriate, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and used in this Circular shall, where applicable, have the same meaning assigned to it under the Companies Act.

Any reference in this Circular to a time of day shall be a reference to Singapore time unless otherwise stated.

REPUBLIC HOTELS & RESORTS LIMITED

(Incorporated in the Republic of Singapore)

Directors:	Registered Office:
Kwek Leng Beng (Chairman)	36 Robinson Road
Kwek Leng Joo	#04-01, City House,
Tan I Tong	Singapore 068877
Sim Miah Kian	
Dato' Rudolf Peter Voremberg	
Hamish Alexander Christie	
Dato' Niew Chiew Min @ Teoh Chew Peng	
Yeoh Cheng Kung	
Foo See Juan	
Kwek Leng Kee	
Wong Hong Ren	
John Wilson	

To: The Members of
Republic Hotels & Resorts Limited

12 April 2002

Dear Sir/Madam

1. INTRODUCTION

The Directors of the Company propose to convene an EGM of the Company for the purpose of seeking the approval of Members for the following proposals:-

(i) amending the existing Articles and adopting a new set of Articles of Association incorporating these amendments (the "New Articles"); and

(ii) the adoption of a General Mandate.

The purpose of this Circular is to explain to Members the reasons for the proposed amendments to the existing Articles and the General Mandate, and to seek the approval of Members for the amendments to the existing Articles, the adoption of the New Articles and the General Mandate.

2. PROPOSED AMENDMENTS TO THE ARTICLES

2.1 Background

The Company proposes to amend its Articles to take advantage of the flexibility provided by the changes to the Companies Act and the Listing Rules. The proposed amendments are:

(i) the removal of certain restrictions on Directors' participation in share option schemes of the Company;

(ii) to increase the limit placed on the mandate given to Directors of the Company to issue shares (from 10%) to 50% of the issued share capital of the Company in aggregate, with a sub-limit of 20% of the issued share capital of the Company for any issue of Shares which are not made on a pro rata basis to Members;

(iii) to empower the Company to purchase its issued Shares; and

(iv) to update the language of the existing Articles which were prepared in the 1960s.

2.2 Summary of Amendments

Articles 2, 19(a) and 159

It is proposed that, following the adoption of the new name by the SGX-ST, the reference to the "Stock Exchange of Singapore Limited" in Articles 2, 19(a) and 159 be substituted with "Singapore Exchange Securities Trading Limited".

Articles 3 and 12A

The Amendment Act, which came into effect on 18 November 1998, introduced new provisions, comprised in Sections 76B to 76G, permitting a Singapore incorporated company which is listed on the SGX-ST to purchase or otherwise acquire, subject to compliance with applicable provisions of the Companies Act, issued ordinary shares, stocks and preference shares in the capital of the company.

The Companies Act, as amended by the Amendment Act, now allows a company to purchase or acquire its ordinary shares, stocks and preference shares in the capital of the company and before a company may proceed to do so, the articles of association of the company must expressly permit the company to purchase or otherwise acquire the shares issued by it. It is further provided that any ordinary shares, stocks or preference shares purchased or acquired are deemed to be cancelled on purchase or acquisition.

In addition to its articles of association expressly permitting a company to purchase or acquire its shares, the Companies Act also requires a company which wishes to acquire or purchase its issued shares to seek the approval of its members to do so by way of an ordinary resolution at a general meeting of its members. The Company is not currently proposing the adoption of a mandate from Members to purchase or acquire its issued ordinary Shares. Nonetheless, the Company is proceeding to seek the approval of Members to the proposed amendments to Articles 3 and 12 to provide the Company with the requisite powers to purchase or acquire its issued Shares in the event a mandate to do so is given by Members.

To facilitate the obtaining of a mandate from Members in the future for the Company to purchase or acquire its issued Shares, it is desirable that the New Articles should contain such a power. Therefore, it is proposed that Article 3 be deleted and that Article 12A be inserted, so as to empower the Company to purchase or otherwise acquire the Shares issued by it and that such Shares, to the extent required by law, shall be deemed cancelled on such purchase or acquisition. In any other instance, the Company may deal with such Shares in such manner and to the extent permitted by the Companies Act.

Articles 4, 10, 12, 18A, 26A, 27, 29, 29A, 30, 31, 33, 34, 35, 43, 43A, 44(c), 46, 54, 56, 57, 60, 67, 81, 85, 87, 90, 96, 97, 99, 100, 108, 112, 120, 124, 132, 136, 139, 150 and 158.

The proposed amendments are made so as to better organise, clarify and update the existing Articles and to bring these provisions in line with the present requirements of the Companies Act and SGX-ST, as well as to rectify minor matters.

Article 6

The proposed amendment is made so as to allow for the Articles to state that the Company has the power to issue further preference capital ranking equally with or in priority to issued preference shares, in line with the changes to the Listing Rules requirement that the articles of association of a listed company must state whether the company has such power.

Article 7

The proposed amendment is made in line with the changes to the Listing Rules which states that the repayment of preference capital other than redeemable preference capital, or any alteration of rights of preference shareholders, may only be made pursuant to a Special Resolution of the preference shareholders concerned, provided always that where the necessary majority for Special Resolution is not obtained at a meeting, a consent in writing by holders of three-fourths (3/4ths) of the preference shares is obtained within two (2) months of the meeting, shall be valid and effectual as a Special Resolution.

Articles 9A and 137

On 6 April 1999, the SGX-ST announced various changes to its Listing Rules. These include, *inter alia*, amendments to Clause 941, Practice Note No. 9h and Appendix 5 of the Listing Rules.

Clause 941(3) of the Listing Rules allows listed companies to obtain members' approval at a general meeting to grant a general mandate to the directors of the company to issue further shares in the company. Clause 941(3) has been amended to increase the number of shares allowed to be issued under the general mandate from 10% to 50% of a listed company's issued share capital, and also to allow up to 20% of the listed company's issued share capital to be issued other than on a pro rata basis to existing members. With this amendment, listed companies will be able to issue shares for the purpose of a rights issue or a bonus issue or a combination of both, up to the 50% limit permitted in the mandate without having to obtain a fresh approval from members and to issue shares, other than on a pro rata basis, up to a sub-limit of 20% of the listed company's issued share capital.

Presently, Article 9A of the existing Articles limits the mandate for Share issues to 10% of the Company's issued share capital in aggregate in any one financial year, and excludes bonus and rights issues from the ambit of the mandate. Article 137 of the existing Articles deals with the capitalisation of profits and resources of the Company for, inter alia, bonus issues.

These provisions are proposed to be amended in line with the changes to the Listing Rules to provide the Company with the maximum flexibility, pursuant to the new limits under the Listing Rules, to undertake future equity-based issues and/or fund raising exercises in a more expedient and cost efficient manner, in particular, these amendments will facilitate the proposed General Mandate referred to in Section 3 below.

Article 13

Clause 947 read with Practice Note No. 9h of the Listing Rules sets out the SGX-ST's rules on Share Option Schemes ("SOS"). Practice Note No. 9h has been amended, *inter alia*, to allow non-executive directors of the listed group, employees and directors of the listed group who are controlling members and their associates, and directors and employees of a listed company's parent group who do not hold positions in the listed group, to participate in the listed company's SOS.

As a consequence of the amendments listed above, the SGX-ST has amended Appendix 5 which, sets out the provisions of the articles of association which all companies listed on the SGX-ST must contain.

Article 13(a) of the existing Articles currently provides that no Director of the Company shall participate in any issue of Shares to employees unless the Company in general meeting shall have approved the specific allotment to be made to such Director and unless he holds office in an executive capacity. As it is no longer a requirement of the Listing Rules for the articles of association of a listed company to contain such restrictions, it is proposed that the provisions of Article 13(a) of the existing Articles be deleted. With the removal of such restrictions, the eligibility of Directors (whether executive or non-executive) to participate in a SOS in the future would be governed by the prevailing Listing Rules applicable to a SOS, the terms of the relevant SOS, and any applicable laws respectively, rather than by the Articles. Consequently, there would not be a need for the Company to revert to Members by reason only of the Articles, to seek specific approval on each occasion for participation by any one or more of its Directors in the SOS. This would facilitate smoother administration of the SOS by the Company, as eligible Directors may participate on the same footing as other eligible participants. Additionally, it would also eliminate the time-lag and the associated expenses of convening general meetings by the Company from time to time to approve their participation.

Article 32

Article 32 is proposed to be amended to allow for the Company to have a first and paramount lien for all moneys the Company is called upon by law to pay in respect of its Members, in line with the current Appendix 5 of the Listing Rules.

Article 39(a)

Article 39(a) is proposed to be amended to allow the Directors, when refusing to register or give effect to any transfer of Shares, to give written notice to the applicant within one month after the date the transfer was lodged, stating the facts which they considered to justify the refusal. This proposed amendment is in line with the Companies Act.

Article 53

Article 53 is proposed to be amended to allow the Company to give shorter notice of an EGM where such shorter notice is agreed by a majority of the Members having a right to attend and vote thereat, having a majority together holding not less than 95% in nominal value of the Shares giving that right, in line with the Companies Act.

Article 58

Article 58 is proposed to be amended as it is impossible for a public listed company to pass a resolution in writing signed by every Member of the Company.

Article 61

Article 61 is proposed to be amended to revise the rights of Members to demand a poll at a general meeting, in line with the Companies Act.

Article 70

Article 70 is proposed to be amended to provide that a Member shall not be entitled to vote unless all calls or other sums personally payable by him in respect of Shares in the Company have been paid, in line with the Companies Act.

Article 73

Article 73 is proposed to be deleted as the Article already appears in Article 74.

Article 84

The proposed amendment to Article 84 is made pursuant to changes to the Listing Rules whereby the restrictions on participation by non-executive directors in share option schemes implemented by listed companies were removed.

Article 92

Article 92 is proposed to be amended to provide that the managing Director of the Company will be subject to the control of the board of Directors, in line with Appendix 5 of the Listing Rules.

Article 101

To facilitate Directors' meetings, Article 101 is proposed to be amended to allow for Directors to participate in meetings by means of conference telephone or similar communications equipment.

Article 102

Article 102 is proposed to be amended by deleting the last sentence as it is already repeated in Article 106.

Article 113

Article 113 is proposed to be amended so as to provide that Directors may not sell or dispose of the whole or substantially the whole of the Company's undertakings unless the disposal has been approved by the Company in a general meeting.

Article 116

Article 116 is proposed to be deleted as it is a repetition of the existing Article 120(c)(i).

As considerable alterations would be made throughout the existing Articles, the Company is proposing to adopt the New Articles, in lieu of alterations to the various Articles in the existing Articles. The proposed adoption of the New Articles is subject to Members' approval at the EGM.

At the EGM, a resolution will be proposed as a Special Resolution to adopt the New Articles in lieu of the existing Articles.

For Members' reference, extracts of the Articles 2, 3, 4, 6, 7, 9A, 10, 12, 13, 18A, 19(a), 26, 27, 29, 30, 31, 32, 33, 34, 35, 39(a), 43, 44(c), 46, 53, 54, 56, 57, 58, 60, 61, 67, 70, 73, 81, 84, 85, 87, 90, 92, 96, 97, 99, 100, 101, 102, 108, 112, 113, 116, 120, 124, 132, 136, 137, 139, 150, 158 and 159 and the proposed amendments to these Articles are set out in the Appendix to this Circular.

3. GENERAL MANDATE TO ISSUE SHARES

In line with the amended Clause 941(3) of the Listing Rules and subject to the existing Articles being amended, it is proposed that the Directors be granted a General Mandate to issue Shares representing up to 50% of the Company's issued share capital, of which up to 20% may be issued other than on a pro rata basis to existing Members and that such authority shall continue in force until the conclusion of the Company's next Annual General Meeting.

The General Mandate will take effect on the passing of Ordinary Resolution 2 and will continue in force until the next Annual General Meeting of the Company, unless prior thereto share issues are carried out to the full extent mandated or the General Mandate is revoked or varied by the Company in a general meeting. The General Mandate will be put to Members for renewal at each subsequent Annual General Meeting of the Company.

If approved, the General Mandate will enable the Company to issue Shares for the purposes of a rights issue or a bonus issue (or a combination of both) up to the limit permitted in the General Mandate without having to obtain a fresh approval from the Members.

The Company may also, pursuant to the General Mandate, issue Shares other than on a pro rata basis to Members (such as for private placement or as consideration for asset acquisition), but such issues are subject in aggregate to a sub-limit of 20% of the Company's issued share capital.

Accordingly, while the General Mandate is in force, the Company will be able to raise funds in a more expedient and cost efficient manner if and when a need arises.

As at the latest practicable date before the printing of this Circular, the issued and paid up share capital of the Company was $501,063,912 comprising 501,063,912 Shares of $1.00 each.

4. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 37 of this Circular will be held at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Thirty-Fourth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) on 15 May 2002 at 9 Raffles Place #61-00, Republic Plaza, Singapore 048619 for the purpose of considering and, if thought fit, passing with or without any modification the Special Resolution and the Ordinary Resolution set out in the Notice of EGM.

5. **ACTION TO BE TAKEN BY MEMBERS**

If a Member is unable to attend the EGM and wishes to appoint one or two proxies to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 36 Robinson Road #04-01, City House, Singapore 068877 not later than 3.30 p.m. on 13 May 2002. The completion and return of the Proxy Form by a Member will not prevent him from attending and voting at the EGM if he so wishes.

6. **DIRECTORS' RECOMMENDATION**

The Directors believe that the amendments to the existing Articles and the grant of the General Mandate are in the best interests of the Company and accordingly, recommend that Members vote in favour of the Special Resolution and the Ordinary Resolution to be proposed at the EGM.

7. **INSPECTION OF DOCUMENTS**

A copy of the existing Articles is available for inspection at the registered office of the Company at 36 Robinson Road #04-01, City House, Singapore 068877 during normal business hours from the date of this Circular up to the date of the EGM.

8. **DIRECTORS' RESPONSIBILITY STATEMENT**

The Directors of the Company collectively and individually accept full responsibility for the accuracy of the information given herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, this Circular constitutes a full and true disclosure of all material facts and the facts stated in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of the
Board of Directors

KWEK LENG BENG
CHAIRMAN
REPUBLIC HOTELS & RESORTS LIMITED

APPENDIX

TEXT OF THE EXISTING ARTICLES WHICH WILL BE SUBSTANTIALLY ALTERED AND THE TEXT OF THE RELEVANT NEW ARTICLES

ARTICLES OF ASSOCIATION

1. Existing Article 2

"2. In these presents if not inconsistent with the subject or context, the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof.

Words	*Meanings*
These presents	*These Articles of Association, as originally framed or as from time to time altered by Special Resolution.*
Market day	*A day on which the Stock Exchange of Singapore Limited is open for trading in securities."*

Proposed Amendments to Existing Article 2

By:

(a) deleting the term "these presents" and substituting thereof with the following term "these Articles" and wherever the term "these presents" appears in the Articles of Association; and

(b) deleting the name "Stock Exchange of Singapore Limited" and substituting thereof with the new name "Singapore Exchange Securities Trading Limited" and wherever the name "Stock Exchange of Singapore Limited" appears in the Articles of Association.

2. Existing Article 3

"3. No part of the funds of the Company or of any subsidiary thereof shall be employed by the Directors of the Company in the purchase of or lent on the Company's shares."

Proposed Amendment to Existing Article 3

By deleting Article 3 in its entirety.

3. Existing Article 4

"4. Any share in the Company may be issued with such preferred deferred or other special rights, or such restrictions, whether in regard to dividend, return of capital voting or otherwise, as the Company may from time to time by Ordinary Resolution determine, and subject to the provisions of the Act, the Company may issue Preference Shares which are, or at the option of the Company are to be liable, to be redeemed on such terms and in such manner as the Company before the issue thereof may by Special Resolution determine."

Proposed Amendment to Existing Article 4

By deleting Article 4 in its entirety and substituting in its place the following :

"4. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred deferred or other special rights, or such restrictions, whether in regard to dividend, return of capital voting or otherwise, as the Company may from time to time by Ordinary Resolution determine, and subject to the provisions of the Act, the Company may issue Preference Shares which are, or at the option of the Company are to be liable, to be redeemed on such terms and in such manner as the Company before the issue thereof may by Special Resolution determine."

4. Existing Article 6

> *"6. The total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares."*

Proposed Amendment to Existing Article 6

By deleting Article 6 in its entirety and substituting in its place the following:

> **"6. The total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued."**

5. Existing Article 7

> *"7. Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Act, be varied or abrogated, and preference capital may be repaid if agreed to by the holders of three-fourths of the preference shares at a General Meeting called for the purpose. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company, or to the proceedings thereat, shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy one third the nominal amount of the issued shares of the class. Provided that where the necessary majority for such a Special Resolution is not obtained at the meeting, consent in writing if obtained within two months of the meeting, shall be as valid and effectual as a Special Resolution carried at the meeting."*

Proposed Amendment to Existing Article 7

By deleting Article 7 in its entirety and substituting in its place the following:

> **"7. Whenever the share capital of the Company is divided into different classes of shares, subject to the provisions of the Act, preference capital other than redeemable preference capital may be repaid and the special rights attached to any class may be modified, varied, extended, surrendered or abrogated in any manner either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so modified, varied, extended, surrendered or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that if at any adjourned meeting of the members of such class a quorum is not present those members present shall form a quorum. Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issue shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the modification, variation, extension, surrender or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.**

6. Existing Article 9A

"9A(a). *Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as far as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined. After the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article.*

9A(b). Notwithstanding Article 9A(a) but subject to the Act, the Company may apply to the Stock Exchange of Singapore Limited to waive the convening of an Extraordinary General Meeting to obtain shareholders' approval for further issues of shares (other than bonus or rights issues) where the aggregate issues in any financial year do not exceed ten per cent. of the issued capital of the Company."

Proposed Amendment to Existing Article 9A

By deleting sub-paragraph (b) of Article 9A and substituting in its place the following:

"9A(b). Notwithstanding Article 9A(a), the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where:-

(i) the aggregate number of shares to be issued pursuant to such authority does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro rata basis to members of the Company does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company for the time being; and

(ii) unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest)."

7. Existing Article 10

"10. All new shares shall be subject to the provisions of these present with reference to allotments, payments of calls, lien, transfer, transmission, forfeiture and otherwise."

Proposed Amendment to Article 10

By deleting Article 10 in its entirety and substituting in its place the following:

"10. Except so far as otherwise provided by the conditions of the issue or by these Articles, all new shares shall be subject to the provisions of the Act and these Articles with reference to allotments, payments of calls, lien, transfer, transmission, forfeiture and otherwise."

8. Existing Article 12

"12. *Subject to confirmation by the Court, the Company may by Special Resolution reduce its share capital or any capital redemption reserve fund or share premium account in any manner."*

<u>Proposed Amendment to Existing Article 12</u>

By deleting Article 12 in its entirety and substituting in its place the following:

"12. Subject to confirmation by the Court, the Company may by Special Resolution reduce its share capital or any capital redemption reserve fund or share premium account or other distributable reserve in any manner."

<u>By inserting the following as new Article 12A after Article 12</u>

"12A. Subject to and in accordance with the provisions of the Act, the Company may authorise the Directors in general meeting to purchase or otherwise acquire any of its issued shares on such terms as the Company may think fit and in the manner prescribed by the Act. All shares repurchased or otherwise re-acquired by the Company shall be cancelled and the amount by which the Company's issued share capital is diminished on the cancellation of the shares repurchased or otherwise re-acquired shall be transferred to an account called the "Capital Redemption Reserve."

9. Existing Article 13

"13. *Subject to the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting and subject to Article 9A and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration as the Directors may think fit, and any shares may be issued with such deferred, qualified or special rights, privileges or conditions as the Directors may think fit, Provided Always that :-*

(a) no Director shall participate in any issue of ordinary shares to employees unless he holds office in an executive capacity and the members in General Meeting have approved of the specific allotment to be made to such Director;

(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in General Meeting;

(c) no shares shall be issued at a discount, except in accordance with the Act;

(d) subject to any direction to the contrary that may be given by the Company in General Meeting, any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and Article 9A shall apply mutatis mutandis; and

(e) any other issue of shares, the aggregate of which would in any one financial year of the Company exceed ten per cent. of the issued capital of the Company at the date of such issue, shall be subject to the approval of the Company in General Meeting."

Proposed Amendment to Existing Article 13

By deleting sub-paragraph (a) of Article 13 in its entirety.

By deleting sub-paragraph (e) and substituting in its place the following:

"(e) any other issue of shares, the aggregate of which would in any one financial year of the Company exceed 50 per cent. or a sub-limit of 20 per cent. (other than on a pro rata basis) of the issued capital of the Company at the date of such issue, shall be subject to the approval of the Company in General Meeting."

By renumbering sub-paragraphs (b) to (e) as sub-paragraphs (a) to (d).

10. Existing Article 18A

"18A.(a) Every person whose name is entered as a member in the register of members –

(i) pursuant to an allotment shall be entitled to receive within ten market days of the closing date of the application for shares for which such allotment was made (or such other period as may be approved by the Stock Exchange of Singapore Limited); or

(ii) pursuant to a lodgement of a registrable transfer shall be entitled to receive within fifteen market days after the date of such lodgement (or such other period as may be approved by the Stock Exchange of Singapore Limited)

one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred.

(b) Where a member –

(i) transfers part only of the shares comprised in a certificate the old certificate shall be cancelled and a new certificate or certificates for the shares retained by the member shall be issued to him within fifteen market days after the date of lodgement of the registrable transfer; or

(ii) requires the Company to cancel any certificate or certificates and issue new certificate or certificates for the purpose of subdividing or consolidating his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for such shares shall be issued in lieu thereof,

and the member shall pay the stamp duty (if any) on each share certificate.

(c) The fee for each certificate issued pursuant to this Article shall be not more than $2.00 and such fee together with the stamp fee (if any) shall be paid prior to delivery thereof."

Proposed Amendment to Existing Article 18(A)

By deleting Article 18(A) in its entirety and substituting in its place the following:

"18A.(a) Every person whose name is entered as a member in the register of members –

(i) pursuant to an allotment shall be entitled to receive within ten market days of the closing date of the application for shares for which such allotment was made (or such other period as may be approved by the Singapore Exchange Securities Trading Limited); or

(ii) pursuant to a lodgement of a registrable transfer shall be entitled to receive within fifteen market days after the date of such lodgement (or such other period as may be approved by the Singapore Exchange Securities Trading Limited)

one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred.

(b) Where a member –

(i) transfers part only of the shares comprised in a certificate the old certificate shall be cancelled and a new certificate or certificates for the shares retained by the member shall be issued to him within fifteen market days after the date of lodgement of the registrable transfer; or

(ii) requires the Company to cancel any certificate or certificates and issue new certificate or certificates for the purpose of subdividing or consolidating his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for such shares shall be issued in lieu thereof,

and the member shall pay the stamp duty (if any) on each share certificate.

(c) The fee for each certificate issued pursuant to this Article shall be not more than $2.00 and such fee together with the stamp fee (if any) shall be paid prior to delivery thereof.

(d) Any two or more certificates representing shares of any one class held by any person whose name is entered in the register of members may at his request be cancelled and a single new certificate for such shares issued in lieu without charge."

11. Existing Article 19(a)

"19.(a) Subject to the provisions of the Act, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or company of the Stock Exchange of Singapore Limited or on behalf of its client as the Directors of the Company shall require, and, in case of defacement or wearing out, on delivery of the old certificate and in any case on payment of a sum of $1.00 together with the stamp duty payable (if any). In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction, loss or theft."

<u>Proposed Amendment to Existing Article 19(a)</u>

By deleting Article 19(a) in its entirety and substituting in its place the following:

"19.(a) Subject to the provisions of the Act, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or company of the Singapore Exchange Securities Trading Limited or on behalf of its client as the Directors of the Company shall require, and, in case of defacement or wearing out, on delivery of the old certificate and in any case on payment of a sum of $1.00 together with the stamp duty payable (if any). In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction, loss or theft."

12. Existing Article 26

"26. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him, and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is made, and upon the money so received or so much thereof from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate (not exceeding 5 per cent. per annum) as the member paying such sum and the Directors agree upon. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period to the date upon which such sum would, but for such payment, become presently payable."

Proposed New Article 26A

By inserting the following as new Article 26A after Article 26:

"26A. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register of members or (as the case may be) the Depository Register as the holder or one of the holders of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that the notice of such call was duly given to the member sued in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor that the meeting at which any call was made was duly convened and constituted nor any other matters whatsoever, but the proof of the matter aforesaid shall be conclusive evidence of the debt."

13. Existing Article 27

"27. If a member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued."

Proposed Amendment to Existing Article 27

By deleting the words "which may have accrued" appearing at the end of Article 27 and substituting therefor the words "incurred by the Company by reason of such non-payment."

14. Existing Article 29

"29. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeited. The Directors may accept a surrender of any share liable to be forfeited hereunder."

Proposed Amendment to Existing Article 29

By inserting the word "be" immediately after the word "made," appearing in line 4 of Article 29; and

Proposed Insertion of New Article 29A

By inserting the following as new Article 29A after Article 29:

"29A. When any share has been forfeited in accordance with these Articles, notice of the forfeiture shall forthwith be given to the person registered in the register of members or (as the case may be) the Depository Register as the holder of the share or to the person entitled to the share by transmission, as the case may be,

and an entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the register of members or (as the case may be) the Depository Register opposite to the share; but the provisions of this Article are directory only, and no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid."

15. Existing Article 30

"30. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid."

<u>Proposed Amendment to Existing Article 30</u>

By deleting Article 30 in its entirety and substituting in its place the following:

"30. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer or effect a transfer of a forfeited or surrendered share to any such other person as aforesaid."

16. Existing Article 31

"31. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares, but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares, with interest thereon at 7 per cent. per annum (or such lower rate as the Directors may approve) from the date of forfeiture or surrender until payment, but the Directors may waive payment of such interest either wholly or in part and the Directors may enforce payment without any allowance for the value of the shares at the time of forfeiture of surrender."

<u>Proposed Amendment to Existing Article 31</u>

By deleting Article 31 in its entirety and substituting in its place the following:

"31. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares, but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares, with interest thereon at 7 per cent. per annum (or such lower rate as the Directors may approve) and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture from the date of forfeiture or surrender until payment. The Directors may waive payment of such interest either wholly or in part and the Directors may enforce payment without any allowance or deduction for the value of the shares at the time of forfeiture or surrender."

17. Existing Article 32

"32. The Company shall have a lien on every shares (not being a fully paid share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share. The Company's lien (if any) on a share shall extend to all dividends payable thereon. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Article."

Proposed Amendment to Existing Article 32

By deleting Article 32 in its entirety and substituting in its place the following:

"32. **The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share and for all moneys as the Company be called upon by law to pay in respect of the Member or the deceased Member. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Article.**"

18. Existing Article 33

"33. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy."

Proposed Amendment to Existing Article 33

By deleting Article 33 in its entirety and substituting in its place the following:

"33. **The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or the engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of seven days after a notice in writing, stating and demanding payment of the sum presently payable or fulfilment or discharge of the liability or engagement as the case may be and giving notice of intention to sell in default, shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.**"

19. Existing Article 34

"34. The net proceeds of sale whether of a share forfeited by the Company or of a share which the Company had a lien, after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable, and any residue shall be paid to the person entitled to the shares at the time the sale or his executors administrators or assigns or as he or they may direct. For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser."

Amendment to Existing Article 34

By deleting Article 34 in its entirety and substituting in its place the following:

"34. **The net proceeds of sale whether of a share forfeited by the Company or of a share which the Company had a lien, after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt, liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall be paid to the person entitled to the shares at the time the sale or his executors administrators or assigns or as he or they may direct. For giving effect to any such sale the Directors may authorise some person to transfer or effect the transfer of the shares sold to the purchaser.**"

20. Existing Article 35

"35. A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt by the Company of the consideration given for the share on sale, re-allotment or disposal together with delivery of the share certificate to the purchaser or allottee or, where he is a Depositor, to the Depository, shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share."

<u>Proposed Amendment to Existing Article 35</u>

By deleting Article 35 in its entirety and substituting in its place the following:

"35. A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt by the Company of the consideration given for the share on sale, re-allotment or disposal together, where the same is required with delivery of the share certificate to the purchaser or allottee or, where he is a depositor, to the Depository, shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the register of members in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share."

21. Existing Article 39(a)

"39.(a) The Directors shall not refuse to register or fail to register or give effect to any transfer of shares in registrable form except where –

(i) the registration of the transfer would result in a contravention of or failure to observe the provisions of a law in Singapore or the rules and requirements of the Stock Exchange of Singapore Limited; or

(ii) the transfer is in respect of partly paid shares for which a call has been made and is unpaid,

PROVIDED ALWAYS that in the event of the Directors refusing to register a transfer of shares they shall, within ten market days after the date on which the transfer was lodged (or such other period as may be approved by the Stock Exchange of Singapore Limited) give a written notice to the applicant stating the precise reasons therefor."

Proposed Amendment to Existing Article 39(a)

By deleting Article 39(a) in its entirety and substituting in its place the following:

"39.(a) The Directors shall not refuse to register or fail to register or give effect to any transfer of shares in registrable form except where –

(i) the registration of the transfer would result in a contravention of or failure to observe the provisions of a law in Singapore or the rules and requirements of the Singapore Exchange Securities Trading Limited; or

(ii) the transfer is in respect of shares for upon which the Company has a lien,

PROVIDED ALWAYS that in the event of the Directors refusing to register a transfer of shares they shall, within one month after the date on which the transfer was lodged (or such other period as may be approved by the Singapore Exchange Securities Trading Limited) give a written notice to the applicant stating the facts which are considered to justify the refusal as required by the Act."

22. Existing Article 43

"43. The Directors may, after the allotment of any share but before any person has been entered in the register of members as the holder or before that share is entered against the name of a Depository in the Depository Register, as the case may be, recognise a renunciation by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose."

Proposed Amendment to Existing Article 43

By deleting the words "a Depository" appearing in line 3 of Article 43 and replacing with the words "a depositor" in substitution thereof.

Proposed Insertion of New Article 43A

By inserting the following as new Article 43A immediately after Article 43:

"43A. Neither the Company nor its Directors nor any of its officers shall incur any liability for recognising or acting upon a transfer of shares apparently made by sufficient parties, although the same may, by reason of any fraud or other cause not known to the Company or its Directors or other officers, be legally inoperative or insufficient to pass the property in the shares proposed or professed to be transferred, and although the transfer may, as between the transferor and transferee, be liable to be set aside, and notwithstanding that the Company may have notice that such instrument of transfer was signed or executed and delivered by the transferor in blank as to the name of the transferee or the particulars of the shares transferred, or otherwise in defective manner. And in every such case, the person registered in the register of members or (as the case may be) the Depository Register as transferee, his executors, administrators and assignees, alone shall be entitled to be recognised as the holder of such shares and the previous holder shall, so far as the Company is concerned, be deemed to have transferred his whole title thereto."

23. Existing Article 44(c)

"44.(c) Nothing in this Article shall release the estate of a deceased member from any liability in respect of any share held by him."

Proposed Amendment to Existing Article 44(c)

By deleting Article 44(c) in its entirety and substituting in its place the following:

"44.(c) Nothing in this Article shall release the estate of a deceased member from any liability (whether sole or joint) in respect of any share held by him."

24. Existing Article 46

"46. Save as otherwise provided by or in accordance with these presents, a person becoming entitled to a share pursuant to Articles 44 or 45 shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the member in respect of the share except that he shall not be entitled (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he is registered as a member in the register of members or his name is entered in the Depository Register in respect of the share."

Proposed Amendment to Existing Article 46

By deleting Article 46 in its entirety and substituting in its place the following:

"46. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share pursuant to Articles 44 or 45 shall (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) be entitled to the same dividends and other advantages as those to which he would be entitled if he were the member in respect of the share except that he shall not be entitled (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he is registered as a member in the register of members or his name is entered in the Depository Register in respect of the share."

25. Existing Article 53

"53. An Annual General Meeting and any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Act) a resolution of which special notice has been given to the Company shall be called by Twenty-one days' notice in writing at the least and any other General Meeting by fourteen days' notice in writing at the least (exclusive in either case of the day on which it is served or deemed to be served and of the day for which it is given) given in manner hereinafter mentioned to the Auditors and to all members other than such as under the provisions of these presents are not entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed –

(a) In the case of an Annual General Meeting; by all the members entitled to attend and vote thereat; and

(b) In the case of an Extraordinary General Meeting, by that number or majority in number of the members having a right to attend and vote thereat as is required by the Act.

Provided also that the accidental omission to give notice to, or the non-receipt of notice by, person entitled thereto shall not invalidate the proceedings at any General Meeting."

Proposed Amendment to Existing Article 53

By deleting Article 53 in its entirety and substituting in its place the following:

"53. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Act) a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by fourteen days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;

Provided also that the accidental omission to give notice to or the non-receipt of notice by the person entitled thereto shall not invalidate any resolution passed or the proceedings at any General Meeting."

26. Existing Article 54

"54. (a) Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.

(b) In the case of an Annual General Meeting shall also specify the meeting as such.

(c) Any notice of a meeting called to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution in respect of such special business. At least fourteen days' notice of every such meeting shall be given by advertisement in the daily Press and in writing to each Stock Exchange upon which the company is listed.

(d) At least fourteen days' notice of any General Meeting shall also be given by advertisement in at least one daily newspaper and in writing to each Stock Exchange on which the Company is listed."

Proposed Amendment to Existing Article 54

By deleting the last sentence of sub-paragraph (c) of Article 54.

By deleting sub-paragraph (d) of Article 54 and substituting in its place the following:

"(d) At least fourteen days' notice of any General Meeting shall be given by advertisement in the daily press and in writing to the Singapore Exchange Securities Trading Limited."

27. Existing Article 56

"56. No business shall be transacted at any General Meeting unless a quorum is present. Three members present in person shall be a quorum for all purposes."

Proposed Amendment to Existing Article 56

By deleting Article 56 in its entirety and substituting in its place the following:

"56. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. Three members present in person or by proxy shall be quorum for all purposes."

28. Existing Article 57

"57. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Directors may determine, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting shall be dissolved."

Proposed Amendment to Existing Article 57

By deleting Article 57 in its entirety and substituting in its place the following:

"57. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place, or to such other day and at such other time and place as the Directors may determine, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting shall be dissolved. At the adjourned meeting any one or more members present in person or by proxy shall be a quorum."

29. Existing Article 58

"58. Subject to the provisions of the Act, a resolution in writing signed by every member of the Company entitled to vote shall have the same effect and validity as an Ordinary Resolution of the Company passed at a General Meeting, duly convened, held and constituted, and may consist of several documents in the like form, each signed by one or more of such members."

Proposed Amendment to Existing Article 58

By deleting Article 58 in its entirety.

30. Existing Article 60

"60. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting."

Proposed Amendment to Existing Article 60

By deleting Article 60 in its entirety and substituting in its place the following:

"60. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting."

31. Existing Article 61

"61. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded by either :-

(a) the Chairman (being a person entitled to vote); or

(b) not less than two members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-twentieth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-twentieth of the total sum paid up on all the shares conferring that right."

Proposed Amendment to Existing Article 61

By deleting Article 61 in its entirety and substituting in its place the following:

"61. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded by either :-

(a) the Chairman; or

(b) not less than five members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right."

32. Existing Article 67

"67. (a) Subject to Articles 67(c) and 70, a holder of ordinary shares shall be entitled, in person or by proxy, to attend and to vote at any General Meeting.

(b) On a show of hands every member who is present in person or by proxy shall have one vote and on poll every member who is present in person or by proxy shall have one vote for every ordinary share which he holds or represents.

(c) A member, being a depositor,

(i) shall not be regarded as a member entitled to attend any General Meeting and to speak and vote unless his name appears on the Depository Register 48 hours before the General Meeting; and

(ii) may vote the number of ordinary shares entered against his name in the Depository Register 48 hours before the General Meeting

and the certification of the Depository to the Company shall be conclusive as to whether his name appears on the Depository Register at the relevant time and as to the number of shares he holds."

Proposed Amendment to Article 67

By deleting Article 67 in its entirety and substituting in its place the following:

"67. (a) Subject to Articles 67(c) and 70, each member shall be entitled, in person or by proxy, to attend and to vote at any General Meeting.

(b) On a show of hands every member who is present in person or by proxy shall have one vote and on poll every member who is present in person or by proxy shall have one vote for every share which he holds or represents.

(c) A member, being a depositor,

(i) shall not be regarded as a member entitled to attend any General Meeting and to speak and vote unless his name appears on the Depository Register 48 hours before the General Meeting; and

(ii) may vote the number of shares entered against his name in the Depository Register 48 hours before the General Meeting

and the certification of the Depository to the Company shall be conclusive as to whether his name appears on the Depository Register at the relevant time and as to the number of shares he holds.

(d) Any member who shall have become bankrupt shall not, while his bankruptcy continues, be entitled to exercise the right of a member to attend, vote or act at any meeting of the Company."

33. Existing Article 70

"70. Every member shall be entitled to be present and to vote at any General Meeting either personally or by proxy and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid."

Proposed Amendment to Existing Article 70

By deleting Article 70 in its entirety and substituting in its place the following:

"70. No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at a General Meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid."

34. Existing Article 73

"73. A member may appoint not more than two proxies to attend, speak and vote at the same General Meeting Provided That :-

(a) if the member is a depositor any instrument of proxy shall be rejected if the depositor's name does not appear on the Depository Register 48 hours before the General Meeting and the certification of the Depository to the Company shall be conclusive of the matter;

(b) where two proxies are appointed to the same General Meeting the number of shares to be represented by each proxy shall be specified in the form of proxy and the maximum number of shares which the proxies may vote in aggregate shall not be more than the number of shares held by the member;

(c) the Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to any instructions that may be set out in the instrument of proxy; and

(d) a proxy need not be a member."

Proposed Amendment to Existing Article 73

By deleting sub-paragraph (d) of Article 73 in its entirety.

35. Existing Article 81

"81. A Director need not be a member of the Company."

Proposed Amendment to Existing Article 81

By inserting at the end of Article 81 the following sentence:

"A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings."

36. Existing Article 84

"84. No director shall be allotted shares as part of an issue of shares to employees unless he has been appointed to an executive office with the Company and unless prior to such allotment the members in general meeting have approved of the same."

Proposed Amendment to Existing Article 84

By deleting Article 84 in its entirety.

37. Existing Article 85

"85. The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors, or of any committee of the Directors, or General Meetings, or otherwise in or about the business of the Company."

Proposed Amendment to Existing Article 85

By deleting Article 85 in its entirety and substituting in its place the following:

"85. The Directors may repay to any Director all such travelling, hotel and other reasonable expenses as he may incur in the execution of his duties including attending and returning from meetings of the Directors, or of any committee of the Directors, or General Meetings, or otherwise in or about the business of the Company."

38. Existing Article 87

"87. (a) The Directors may pay pensions or allowances (either revocable or irrevocable and either subject or not subject to any terms or conditions) to any full-time Director (as hereinafter defined) on or at any time after his retirement from his office or employment under the Company or under any associated company or on or after his death to his widow or other dependants.

(b) The Directors shall also have power and shall be deemed always to have had power to establish and maintain and to concur with associated companies in establishing and maintaining any schemes or funds for providing pensions, sickness or compassionate allowance, life assurances or other benefits for staff (including any Director for the time being holding any executive office or any office of profit) or employees of the Company or of any such associated company and for the widows or other dependants of such persons and to make contributions out of the Company's moneys for any such schemes or funds.

(c) In this Article the expression "full-time Director" shall mean and include any Director who has for a continuous period of not less than five years been engaged substantially whole-time in the business of the Company or any associated company in any executive office or any office of profit or partly in one or partly in another; and the expression "associated company" shall include any company which is the holding company of the Company or a subsidiary of the Company or of any such holding company or which in the opinion of the Directors can properly be regarded as being connected with the Company or with any such company as aforesaid."

Proposed Amendment to Existing Article 87

By deleting Article 87 in its entirety.

39. Existing Article 90

"90. The Directors may from time to time appoint one or more of their body to be Managing Director for such period not exceeding 5 years subject to re-appointment and on such terms as they think fit."

Proposed Amendment to Existing Article 90

By deleting the full-stop at the end of Article 90 and inserting the following thereof:

"but he shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall *ipso facto* and immediately cease to be a Managing Director."

40. Existing Article 92

"92. The Directors may entrust to and confer upon a Director holding any such office as aforesaid any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers."

Proposed Amendment to Existing Article 92

By inserting the following before "the" at the beginning of the Article :

> "A Managing Director shall at all times be subject to the control of the Directors but subject thereto the"

41. Existing Article 96

"96. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill up the vacated office by electing a person thereto. In default the retiring Director shall be deemed to have been re-elected, unless:-

(a) at such meeting it is expressly resolved not to fill up such vacated office, or a resolution for the re-election of such Director is put to the meeting and lost; or

(b) such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) such Director has attained any retiring age applicable to him as Director."

Proposed Amendment to Existing Article 96

By inserting immediately after sub-paragraph (c) of Article 96 the word "or" and the following sub-paragraphs;

> "(iv) where the default is due to the moving of a resolution in contravention of paragraph (b) below.
>
> The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break."

and by re-designating Article 96 and sub-paragraphs (a), (b) and (c) as Article 96(a) and sub-paragraphs (i), (ii) and (iii) accordingly.

By inserting the following at the end of the new Article 96(a)(iv):

> "(b) A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void."

42. Existing Article 97

"97. No person other than a Director retiring at the meeting shall unless recommended by the Directors for election be eligible for appointment as a Director at any General Meeting unless not less than eleven nor more than twenty-one days before the day appointed for the meeting there shall have left at the office notice in writing signed by some member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election, and also notice in writing signed by the person to be proposed of his willingness to be elected. Provided that in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary and notice of each and every candidate for election shall be served on all members at least seven days prior to the meeting at which the election is to take place."

<u>Proposed Amendment to Existing Article 97</u>

By deleting Article 97 in its entirety and substituting in its place the following:

"97. No person other than a Director retiring at the meeting shall unless recommended by the Directors for election be eligible for appointment as a Director at any General Meeting unless not less than eleven nor more than forty-two days (inclusive of the date on which the notice is given) before the day appointed for the meeting there shall have left at the office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election, and also notice in writing signed by the person to be proposed of his willingness to be elected. Provided that in the case of a person recommended by the Directors for election not less than nine clear days' notice shall be necessary and notice of each and every candidate for election shall be served on all members at least seven days prior to the meeting at which the election is to take place."

43. Existing Article 99

"99. The Directors shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with these presents. Any Director so appointed shall hold office only until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting."

<u>Proposed Amendment to Existing Article 99</u>

By deleting Article 99 in its entirety and substituting in its place the following:

"99. The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto, the Directors shall have power at any time and from time to time to do so, but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting."

44. Existing Article 100

"100. Any Director who is absent from or about to leave Singapore may at any time appoint any person approved by the Directors to be an alternate Director of the Company, and may at any time remove any alternate Director so appointed by him. An alternate Director so appointed shall not in respect of such appointment be entitled to receive any remuneration from the Company, but shall otherwise be subject to the provisions of these presents with regard to Directors. An alternate Director shall (subject to his giving to the Company an address within Singapore at which notices may be served upon him) be entitled to receive notices of all meetings of the Directors, and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present, and generally at such meeting to perform all the functions of his appointor as a Director in the absence of such appointor. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases to be a Director for any reason, except retirement by rotation and immediate re-election. All appointments and removal of alternate Directors shall be effected by writing under the hand of the Director making or revoking such appointment left at the office. A person may not act as an alternate Director for more than one Director of the Company."

Proposed Amendment to Existing Article 100

By deleting Article 100 in its entirety and substituting in its place the following:

"100. Any Director may from time to time and at any time appoint any person (other than another Director and not disapproved by a majority of the other Directors for the time being) to be an alternate Director of the Company, and may at any time remove the alternate Director so appointed by him from office. A person shall not act as alternate Director to more than one Director at the same time. An alternate Director so appointed shall not be entitled to receive any remuneration from the Company except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but shall be entitled (subject to his giving to the Company an address within Singapore at which notices may be served on him) to receive notices of and attend all meetings of the Directors, and to vote as a Director at any such meeting at which the Director appointing him is not present, and generally in the absence of his appointor to perform all the functions of his appointor as a Director. If his appointor is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be effective as the signature of his appointor. The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases for any reason to be a Director. All appointments and removals of alternate Directors made by any Director in pursuance of the provisions of this Article shall be in writing under the hand of the Director making the same and left at the Office. The nomination of an alternate Director shall be valid if made by facsimile, provided that such nomination shall be confirmed within three months from the date of such facsimile by a written nomination complying with the above mentioned requirements, and any act done by the alternate Director nominated in such facsimile between the date thereof and the date of the receipt within the prescribed period by the Company of the written nomination shall be as valid and effectual as if such alternate Director had been duly appointed in the first instance, whether such written nomination shall be received by the Company within the prescribed period or not."

45. Existing Article 101

"101. The Directors may meet together for the despatch of business adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the Chairman shall not have a second or casting vote where there are two Directors present at the meeting and the resolution in question shall not be carried. A Director may, and the Secretary on the requisition of a Director shall at any time summon a meeting of the Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from Singapore."

Proposed Amendment to Existing Article 101

By deleting Article 101 in its entirety and substituting in its place the following:

"101. The Directors may meet together for the despatch of business adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes (except where only two Directors are present and form the quorum or when only two Directors are competent to vote on the question in issue) the Chairman of the meeting shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall at any time summon a meeting of the Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from Singapore.

Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this Article shall constitute presence in person at such meeting."

46. Existing Article 102

"102. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. In the event that the number of directors is reduced to below the number required for a quorum, the remaining director shall constitute a quorum but only for the purpose of increasing the number of directors to the minimum number or to summon a General Meeting."

<u>Proposed Amendment to Existing Article 102</u>

By deleting the last sentence of Article 102.

47. Existing Article 108

"108. A resolution in writing signed by all the Directors for the time being in Singapore shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form, each signed by one or more of the Directors."

<u>Proposed Amendment to Existing Article 108</u>

By deleting Article 108 in its entirety and substituting in its place the following:

"108. A resolution in writing signed by a majority of the Directors shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form, each signed by one or more of the Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable or telegram by any such Director."

48. Existing Article 112

"112. The Directors may borrow or raise from time to time for the purpose of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of the property or assets of the Company or by issue of debenture (whether at par or at a discount or premium) or otherwise as they may think fit."

<u>Proposed Amendment to Existing Article 112</u>

By deleting Article 112 in its entirety and substituting in its place the following:

"112. The Directors may borrow or raise from time to time for the purpose of the Company and/or any of its subsidiaries and/or any of its associated companies and/or its holding company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of the property or assets of the Company both present and future including its uncalled or unpaid capital for the time being or by issue of debenture (whether at par or at a discount or premium) or otherwise as they may think fit subject to compliance with the Act."

49. Existing Article 113

"113. The business of the Company shall be managed by Directors who may exercise all such powers of the Company as are not by the Act or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Act, and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article provided that any sale of the Company's main undertaking shall be subject to ratification by the members in general meeting."

Proposed Amendment to Existing Article 113

By deleting Article 113 in its entirety and substituting in its place the following:

"113. The business of the Company shall be managed by Directors who may exercise all such powers of the Company as are not by the Act or by these Articles required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these Articles, to the provisions of the Act, and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article provided that the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting."

50. Existing Article 116

"116 The Company may exercise the powers conferred by the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors."

Proposed Amendment to Existing Article 116

By deleting Article 116 in its entirety.

51. Existing Article 120

"120. (a) The Directors shall provide for the safe custody of the Seal which shall not be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(b) Every instrument to which the Seal shall be affixed shall be signed by one Director and the Secretary or by two Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

(c) (i) The Company may exercise the powers conferred by the Act with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

(ii) The Company may exercise the powers conferred by the Act with regard to having a duplicate common seal which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal"."

<u>Proposed Amendment to Existing Article 120</u>

By deleting sub-paragraph (b) of Article 120 and substituting in its place the following:

"(b) Every instrument to which the Seal shall be affixed shall be signed autographically by two Directors, or by one Director and the Secretary or some other person appointed by the Directors in place of the Secretary for the purpose, save that as regards any certificates for shares or debentures or other securities of the Company, the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature or other method approved by the Directors."

52. Existing Article 124

"124. Subject to the rights of holders of shares with special rights as to dividend (if any), all dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly."

<u>Proposed Amendment to Existing Article 124</u>

By deleting Article 124 in its entirety and substituting in its place the following:

"124. Subject to the rights of holders of shares with special rights as to dividend (if any), all dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as paid on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly."

53. Existing Article 132

"132. The payment by the Directors of any unclaimed dividend of other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and if so shall revert to the Company."

<u>Proposed Amendment to Existing Article 132</u>

By deleting Article 132 in its entirety and substituting in its place the following :

"132. The payment by the Directors of any unclaimed dividend of other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and if so shall revert to the Company but the Directors may at any time at their absolute discretion annul such forfeiture and pay such dividends forfeited to the person entitled thereto prior to the forfeiture thereof."

54. Existing Article 136

"136. *The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for meeting contingencies or for the gradual liquidation of any debt or liability of the Company or for repairing or maintaining the works, plant and machinery of the Company or for special dividends or bonuses or for equalising dividends or for any other purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits which they may think it not prudent to divide."*

Proposed Amendment to Existing Article 136

By deleting Article 136 in its entirety and substituting in its place the following:

"136. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for meeting contingencies or for the gradual liquidation of any debt or liability of the Company or for repairing or maintaining the works, plant and machinery of the Company or for special dividends or bonuses or for equalising dividends or for any other purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested and all or any part of the investments may be varied and disposed of for the benefit of the Company as the Directors think fit. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits which they may think it not prudent to divide."

55. Existing Article 137

"137. *The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the register of members or in the Depository Register at the close of business on the date of the Resolution or such other date as may be determined in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid."*

Proposed Amendment to Existing Article 137

By deleting Article 137 in its entirety and substituting in its place the following:

"137. The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum as capital to and amongst the persons registered as holders of shares in the register of members or in the Depository Register at the close of business on the date of the Resolution or such other date

as may be determined in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares or debentures of the Company (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid in satisfaction of the shares and interests of such shareholders in the said capitalised sum or shall apply such sum or any part thereof on behalf of the shareholders aforesaid in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued shares held by such shareholders or otherwise deal with such sum as directed by such resolution."

56. Existing Article 139

"139. The Directors shall cause minutes to be made in books to be provided for the purpose :-

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of Directors and of any committee of Directors; and

(c) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the Directors and of committees of Directors."

<u>**Proposed Amendment to Existing Article 139**</u>

By deleting sub-paragraph in its entirety and substituting in its place the following:

"(c) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the Directors and of committees of Directors and any such minute of meeting if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting shall be conclusive evidence without any proof of the facts therein stated."

57. Existing Article 150

"150. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address appearing in the register of members or the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or the Depository as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted."

<u>**Proposed Amendment to Existing Article 150**</u>

By deleting Article 150 in its entirety and substituting in its place the following:

"150. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address within Singapore appearing in the register of members or the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or the Depository as his

address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted."

58. Existing Article 158

"158. Subject to the provisions of the Act, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto."

Proposed Amendment to Existing Article 158

By deleting Article 158 in its entirety and substituting in its place the following:

"158. Subject to the provisions of the Act, every Director, Secretary or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director, Secretary or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto."

59. Existing Article 159

"159. The Company shall not delete, amend or add to any of these existing Articles which have previously been approved by the Stock Exchange of Singapore Limited, unless prior written approval has been sought and obtained from the Stock Exchange of Singapore Limited for such deletion, amendment or addition."

Proposed Amendment to Existing Article 159

By deleting Article 159 in its entirety and substituting in its place the following:

"159. The Company shall not delete, amend or add to any of these existing Articles which have previously been approved by the Singapore Exchange Securities Trading Limited, unless prior written approval has been sought and obtained from the Singapore Exchange Securities Trading Limited for such deletion, amendment or addition."

60. Articles 4 to 159 be re-numbered to Articles 3 to 155 respectively.

REPUBLIC HOTELS & RESORTS LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 9 Raffles Place #61-00, Republic Plaza, Singapore 048619 on Wednesday, 15 May 2002 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Thirty-Fourth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without any modification, the following resolutions which will be proposed as Special Resolution and as Ordinary Resolution respectively:

SPECIAL RESOLUTION

1. (a) THAT the Company's Articles of Association be and is hereby amended in the form set out in the Appendix in the Circular to Members dated 12 April 2002.

   (b) THAT the regulations contained in the new Articles of Association submitted to the Meeting and, for the purpose of identification, subscribed to by the Chairman thereof, be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

ORDINARY RESOLUTION

2. THAT subject to and contingent upon the passing of Resolution (1) above, pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per centum of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro rata basis to existing members of the Company does not exceed 20 per centum of the issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

BY ORDER OF THE BOARD

SHUFEN LOH @ CATHERINE SHUFEN LOH
BOEY MUI TIANG
Company Secretaries

Singapore, 12 April 2002

NOTES:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road #04-01, City House, Singapore 068877 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

This page has been intentionally left blank.

REPUBLIC HOTELS & RESORTS LIMITED
(Incorporated in the Republic of Singapore)

PROXY FORM –
Extraordinary General Meeting

IMPORTANT
1 For investors who have used their CPF monies to buy the Company's shares, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We ____

of ____

being a *member/members of REPUBLIC HOTELS & RESORTS LIMITED, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

and/or (delete as appropriate)

or failing *him/her, the Chairman of the Extraordinary General Meeting of the Company (the "EGM") as *my/our *proxy/proxies to vote for *me/us and on *my/our behalf at the EGM to be held at 9 Raffles Place, #61-00, Republic Plaza, Singapore 048619 on Wednesday, 15 May 2002 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Thirty-Fourth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given or in the event of any other matter arising at the EGM, *my/our *proxy/proxies will vote or abstain from voting at the discretion of *my/our *proxy/proxies.

(Please indicate your vote "For" or "Against" with an "X" within the box provided.)

	For	**Against**
Special Resolution		
1. (a) To approve the amendments to the Company's Articles of Association.		
(b) To approve the adoption of a new set of Articles of Association.		
Ordinary Resolution		
2. To approve the General Mandate to issue further shares in the Company.		

Dated this ________ day of ______________ 2002.

Total Number of Shares Held

____
Signature(s) of Member(s)/Common Seal

* Delete accordingly
Notes:- See overleaf

Notes:

1. A member of the Company entitled to attend and vote at the EGM is entitled to appoint one or two proxies to attend and vote in his/her stead. A proxy need not be a member of the Company.

2. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his/her shareholdings (expressed as a percentage of the whole) to be represented by each proxy.

3. This instrument of proxy must be signed by the appointor or his/her duly authorised attorney or, if the appointor is a body corporate, signed by a duly authorised officer or its attorney or affixed with its common seal thereto.

4. Where an instrument appointing a proxy is signed on behalf of the appointer by an attorney, the power of attorney (or other authority) or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument will be treated as invalid.

5. A body corporate which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore to attend and vote for and on behalf of such body corporate.

6. This instrument appointing a proxy or proxies (together with the power of attorney (if any) under which it is signed or a certified copy thereof), must be deposited at the registered office of the Company at 36 Robinson Road, #04-01, City House, Singapore 068877 not less than 48 hours before the time fixed for holding the EGM.

7. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members of the Company, you should insert that number of shares. If you have shares entered against your name in the Depository Register as well as registered in your name in the Register of Members of the Company, you should insert the aggregate number of shares. If no number is inserted, this instrument of proxy will be deemed to relate to all the shares held by you.

8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of members whose shares are deposited with The Central Depository (Pte) Limited ("CDP"), the Company may reject any instrument of proxy lodged if such member is not shown to have shares entered against his/her name in the Depository Register as at 48 hours before the time appointed for holding the EGM as certified by CDP to the Company.

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PROXY FORM

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The Company Secretary
REPUBLIC HOTELS & RESORTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

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Republic Hotels & Resorts Limited

ANNUAL REPORT 20[illegible]

Contents

Republic Hotels & Resorts has a network of 8 hotels with more than 3,500 rooms in Singapore, Indonesia, Malaysia, South Korea and the Philippines.

A major hospitality company in Singapore and the region, it is a member of Millennium & Copthorne Hotels.

Financial highlights

Revenue ($Million)

2001	232.8
2000	[illegible]

Profit Before Taxation and Minority Interests ($Million)

2001	26.6
2000	17.6

Profit After Taxation and Minority Interests ($Million)

2001	17.0
2000	8.7

Dividends ($Million)

2001	22.7
2000	[illegible]

Net Tangible Assets Per Share ($)

2001	1.20
2000	[illegible]

Earnings Per Share - Basic (cents)

2001	3.40
2000	[illegible]

Total Share Capital and Reserves ($Million)

2001	603.8
2000	[illegible]

Total Assets ($Million)

2001	931.7
2000	[illegible]

Chairman's statement



Kwek Leng Beng
Chairman

Group Performance

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2001 ("FY 2001").

It has been a tumultuous year for the global hospitality industry. The tragic events surrounding the terrorist attacks in New York on September 11, 2001 ("9/11") have hurt many hotel operators who experienced sharp declines in occupancy and room rates. Many hoteliers have responded by slashing room rates in a classic display of knee-jerk over reaction. Now that some of the dust has settled after 9/11, we have indications that in some countries, things have already started to improve. The rate of recovery differs from city to city but the impact has not been as bad as expected.

Despite the challenges thrown to the hospitality industry by 9/11, I am pleased to report that our Group has delivered a satisfactory set of results for the year under review. Profit after tax and minority interests attributable to shareholders, and including the share of profit of an associate, rose to $17 million in FY 2001, an increase of 96.5% compared to a year earlier. This significantly higher profit was due to a combination of lower financing charges, cost-cutting and other measures to improve operational efficiency, and the absence of a provision for impairment loss of $8.5 million in Year 2000. Turnover of $232.9 million in FY 2001 declined 3.7% compared to FY 2000. The lower revenue was due mainly to the depreciation of the Korean Won against the Singapore Dollar. This lower contribution in turnover from the Seoul Hilton was, however, mitigated by higher revenues from the Singapore operations.

"The hotel market conditions in the areas the Group operates in are expected to remain fundamentally sound. In the first two months of FY 2002 we have already seen encouraging signs of recovery."


Group Revenue
By Activity ($Million)
Hotel Operations
227.9
Property Rental
4.9
Total
232.8
By Geographical Location ($Million)
Singapore
117.0
Malaysia
4.3
Indonesia
3.4
Korea
108.1
Total
232.8
2001
2000

Earnings per share rose to 3.40 cents in FY 2001 from 1.99 cents in FY 2000. Net Tangible Asset backing per share rose to $1.20 from $1.18 previously.

How did we manage to achieve this improvement in our bottom-line performance in the face of the challenges of last year?

The short answer is that we had read the signals of a global economic slowdown and had started preparing ourselves even before the storm of 9/11 broke. From the first quarter of the year under review we had begun implementing tough measures to improve operational efficiency and bottom-line performance. Our quick reaction and the cost-control discipline have paid off. I am pleased to report that following 9/11 we did not resort to mass retrenchment of staff in the four hotels we operate in Singapore.

The Group has implemented initiatives such as shifting from full-time to part-time working arrangements, encouraging staff to clear annual leave and introducing shorter working hours. The measures we adopted will allow the Group to enter 2002 with a significantly lower operating cost structure while retaining our flexibility to react positively when business returns to normal levels. The Board has suspended all but essential capital expenditure and will reconsider future allocations to this area.

We benefited from lower borrowings in Seoul Hilton and a decline in interest rates from an average 8.3% in FY 2000 to 6.9% in FY 2001. We also took the opportunity to tap the surplus cash from our Group operations to repay in full the borrowings of about US$11.5 million owed by P.T. Millennium Sirih Jakarta Hotel. These repayments and lower interest rates reduced our finance costs substantially to $14.4 million in FY 2001 from $21.6 million previously. The overall gearing for the Group as at FY 2001 has reduced to 31% of shareholders' funds compared to 33% as at FY 2000.

The Board is recommending a final dividend of 2.0% (2000:2.0%) less 24.5% tax. Positive cashflow has resulted in the Group having cash balances in excess of present needs and coupled with the low gearing position of the Group, the Board is pleased to recommend a special dividend of 2.5% less 24.5% tax to increase the return to shareholders. These dividends will be considered at the forthcoming Annual General Meeting. Inclusive of the interim dividend of 1.5% (2000:2.0%) less 24.5% (2000:25.5%) tax, the total dividend for the financial year 2001 will be 6.0% (2000:4.0%) less 24.5% (2000:24.5% to 25.5%) tax.

Group Pre-Tax Profit/(Loss)


By Activity ($Million)
Hotel Operations
25.5
Property Rental
1.2
Others
(0.1)
(0.8)
Total
26.6
By Geographical Location ($Million)
Singapore
14.4
Malaysia
(1.4)
Indonesia
(4.6)
Philippines
2.8
Korea
15.4
Total
26.6
2001
2000
* Include impairment loss of $8.5 million

Operational Review

Despite the global economic slowdown and reduced air travel following 9/11, visitor arrivals to Singapore touched 7.52 million in 2001, the second highest level in history and only 2.2% lower than the record of 7.69 million achieved in 2000. These healthy tourist arrival statistics were achieved against the backdrop of 9/11 which affected traffic from two major markets - the United States and Japan. The Group has prudently avoided over-dependence on these two markets and hence, our four Singapore hotels continued to enjoy a higher room rate in FY 2001, up 9% from FY 2000.

Based on available industry statistics, occupancy rates in Singapore fell 7.2% to an average of 76.3% in 2001 from 83.5% in 2000, while room rates increased by an average of 4.3% to $133.43 from $127.90 in 2000.

Apart from M Hotel Singapore, the Group's three other Singapore hotels reported lower occupancy rates. This resulted in a total decrease of 3% in occupancy in FY2001 as compared to the previous year. Notwithstanding this and taking into account better results arising from the repositioning of M Hotel Singapore and the cost saving measures implemented, these four Singapore hotels reported a combined higher pre-tax profit in FY 2001 as compared to FY 2000.

M Hotel Singapore Repositioning Bears Fruit

After substantial refurbishment, the Group renamed Copthorne Harbour View Hotel, to M Hotel Singapore, thereby repositioning it as a new-generation business hotel located in the Central Business District - a hotel that would offer Great Comfort, Great Style and Great Value. Apart from the service factor, improved and friendly features at M Hotel Singapore include an IT network to provide guests the convenience of wireless access for their notebook PCs from virtually any point in the hotel premises. Another unique feature of the hotel is the sit-down, check-in counter, where after a long flight, our guests can wait in comfort before being ushered to their rooms.

The efforts we have undertaken for M Hotel Singapore should not be understated. Not only are we now reaping the fruits of a two-year refurbishment programme, we are also signalling to the market that we are able to anticipate and respond to the needs of the business traveller, who is becoming more discerning and value-conscious. Response from the corporations and the business traveller has also been extremely positive. The global economic downturn, worsened by 9/11, has made it necessary for all companies, big or small, to be extra careful with their operating costs. In M Hotel Singapore we offer good value for money and are confident that many will find both the product and our pricing proposition irresistible. M Hotel Singapore is not just a re-branding exercise but the result of a complete revamp - from the physical aspects of the premises to the intangible yet crucial focus on high service standards - with the aim of achieving better yields in a highly competitive environment.

Seoul Hilton Affected By Weak Korean Won

This re-positioning of M Hotel Singapore, along with other cost-cutting programmes of our Singapore operations, resulted in higher profitability which mitigated the effects of a lower operating profit contribution from our South Korean operations. The weaker performance of Seoul Hilton was due mainly to the depreciation of the Korean Won against the Singapore Dollar. The total revenue recorded in Korean Won currency rose 1.4% in FY 2001 due to higher food and beverage revenues compared to FY 2000 when the Seoul Hilton reported disruption in operations caused by strikes. However, on translation into Singapore Dollars, Seoul Hilton contributed $108.1 million in FY 2001, to the Group's revenue, down 9.8% from FY 2000. This, together with the higher payroll costs, led to lower gross operating profit. Interest expenses, however, were reduced, thus enabling Seoul Hilton to contribute higher pre-tax profit of $15.4 million to the Group in FY 2001, an increase of 4.7% over FY 2000.

Other South East Asian Operations

Despite the continuing difficult operating environments for hotels in Penang, Malaysia, and Jakarta, Indonesia, the Group's two hotels reported smaller losses due to better gross operating profit and lower interest expense.

Difficult trading conditions in the Philippines affected the performance of The Heritage Hotel, Manila. The lower profit contribution to the Group was due not only to the lower operating result but also to lower gain in foreign exchange. The Group participated in the share buy-back exercise of the associated company, Grand Plaza Hotel Corporation ("GPHC"), which owns The Heritage Hotel, Manila, in August 2001. Following the completion of this exercise, the Group's shareholding in GPHC was reduced marginally to 33.13% from 33.15%.

Investments

The investment property subsidiary, King's Tanglin Shopping Pte Ltd, recorded slightly higher rental revenue and higher after-tax profit contribution to the Group. The investment subsidiary, Trans Oil Pte Ltd, did not carry out any new investment activity during the year and incurred a small loss due to an additional allowance for diminution in the value of quoted investments.

Prospects

The economic outlook for the Asian region is indeed challenging. However, the hotel market conditions in the areas the Group operates in are expected to remain fundamentally sound. In the first two months of FY 2002 we have already seen encouraging signs of recovery.

The larger macro-economic factors have to be viewed against the cost-savings and operational measures we implemented since the start of FY 2001. A firm foundation has been built to withstand other storms which may come our way. We will continue to implement cost-saving initiatives while increasing productivity. Revenue generation is already being pursued aggressively to increase market share and to tap new markets. I am confident that, barring unforeseen circumstances, this combination of bottom-line controls and revenue maximization focus will continue to underpin the future performance of the Group.

Appreciation

On behalf of the Board of Directors, I would like to thank our shareholders, customers, business associates and management and staff for their continuing support. To the loyal customers who have stayed with us throughout this period, I wish to offer a sincere word of thanks for their continued steadfast support. I wish to also place on record my heartfelt appreciation to the management and staff for going beyond the call of duty time and again during the period immediately after 9/11. The mental fortitude of the management - which allowed them to act calmly during those times of uncertainty - lifted the morale of the entire staff and injected confidence to our customers and business associates during one of the most challenging times in our history.

Kwek Leng Beng
Chairman
13 March 2002

1. Copthorne King's Singapore
2. Copthorne Orchid Singapore
3. M Hotel Singapore
4. Orchard Hotel
5. Ye Shanghai
6. Copthorne Orchid Penang
7. Millennium Sirih Jakarta
8. Seoul Hilton
9. The Heritage Hotel Manila

*Singapore Industry Average

TOTAL

	Hotel Occupancy Rate in 2001 (%)	Hotel Operations Revenue in 2001 ($Million) Rooms	F&B	Others	Total
1	75.3	8.7	6.4	2.4	17.5
2	69.1	9.8	6.5	3.6	19.9
3	58.7	12.3	6.4	3.9	22.6
4	69.1	23.8	16.2	9.1	49.1
5			2.7	0.3	3.0
6	58.1	2.1	2.0	0.2	4.3
7	17.3	1.4	1.8	0.2	3.4
8	77.7	53.9	47.9	6.3	108.1
9	54.5				
	76.3*	112.0	89.9	26.0	227.9

Board of directors








1

Kwek Leng Beng, Chairman

A Director since 1967, Mr Kwek is also the Executive Chairman of City Developments Limited ("CDL"), Chairman and Managing Director of City e-Solutions Limited ("CES"), Target Realty Limited (formerly known as Hong Leong Finance Limited) and Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited), Chairman of Hong Leong Asia Ltd and Millennium & Copthorne Hotels plc ("M&C"). He also sits on the boards of other companies in the Hong Leong Group.

2

Kwek Leng Joo

A Director since 1981, Mr Kwek is also the Managing Director of CDL, an Executive Director of CES, Joint Managing Director of Hong Leong International (Hong Kong) Limited, Director of M&C, Hong Leong Singapore Finance Limited and companies in the Hong Leong Group.

3

Tan I Tong

Appointed to the Board in 1973, Mr Tan sits on the boards of several listed companies including CDL, Hong Leong Asia Ltd, Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited) and NatSteel Ltd.

4

Sim Miah Kian

A Director since 1968, Mr Sim is also a member of the Audit Committee. He also sits on the boards of CDL, Target Realty Limited (formerly known as Hong Leong Finance Limited), Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited) and other companies in the Hong Leong Group.

5

Dato' Rudolf Peter Voremberg

A Director since 1968, Dato' Voremberg is also a Director in several CDL subsidiaries.

6

Hamish Alexander Christie

A Certified Public Accountant, Mr Christie was appointed to the Board in 1991 and is the Chairman of the Audit Committee.

7



8



9



10



11



12



7

Dato' Teoh Chew Peng

Appointed in 1991, Dato' Teoh, based in Malaysia, also sits on the boards of several companies in Hong Kong, China and Malaysia.

8

Yeoh Cheng Kung

Mr Yeoh was appointed Executive Director of the Company in 1992. He is also the Senior General Manager and holds directorships in several companies in the Hong Leong Group.

9

Foo See Juan

A partner of the law firm Foo & Quek, Mr Foo was appointed to the Board and Audit Committee in 1994. He is also a Director and Audit Committee member of CDL.

10

Kwek Leng Kee

Appointed in 1995, Mr Kwek is the Assistant Managing Director of Hong Leong Holdings Limited and sits on the boards of Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited) and several companies in the Hong Leong Group.

11

Wong Hong Ren

Appointed in 1996, Mr Wong is the Group Investment Manager of Hong Leong Management Services Pte. Ltd. He sits on the boards of CES, all the listed companies under the M&C Group and several companies in the Hong Leong Group.

12

John Wilson

Mr Wilson was appointed Director in 1999. He joined M&C in January 1998 as Director and Chief Executive Officer. He held various posts during the 25 years he was with the Ladbroke Group and Hilton International. His last position was Chief Operating Officer and Senior Executive Vice President of Hilton International.

Highlights of the year



Internet access, large work area and flat screen TV are just some of the amenities available in M Hotel Singapore's executive suite



M Hotel Singapore's function rooms are specially suited for private celebration



Copthorne Orchid Hotel, popular among visitors from Europe and Australia

Singapore

M Hotel Singapore

2001 marked a milestone in the history of M&C, Republic Hotels & Resorts Limited's parent. The launch of a new brand was part of the total transformation of Copthorne Harbour View Hotel into the M Hotel Singapore, a new generation business hotel. With a stunning new product, and facilities that are designed for today's business travellers, the hotel also incorporates many of the latest technology to deliver guests with a relaxed, contemporary and highly productive environment.

Response to the M Hotel Singapore has been extremely positive by guests, corporate customers and the media. The hotel is already gaining new customers from the banking and financial services sector, many of whom are attracted to the new product and its excellent location. It is set to be a leader amongst hotels in the central business and financial district of Singapore.

The new Banquet Suite and the state-of-the-art function rooms provide an excellent venue for meetings and conferences. In addition, the Banquet Suite has gained increasing popularity as a wedding venue. The Restaurant J & Bar, a new dining and entertainment concept, combines traditional Japanese cuisine together with a Japanese style Jazz Bar.

Copthorne King's Hotel

The Group's very first hotel continues with its timeless tradition in providing mid-range customers with excellent value and service. It maintains a strong loyal following and has consistently performed at the top of its competitive set.

Its signature restaurants, Tien Court and Princess Terrace, enjoy repeat customers.

Copthorne Orchid Hotel

A favourite with visitors from Europe and Australia, the Copthorne Orchid Hotel provides a unique blend of tranquil and lush surroundings with the convenience of being 5 minutes away from the popular shopping and entertainment area of Orchard Road. The hotel's Executive Rooms went through a refurbishment program that was completed during the year. Its concentration on the small convention and residential seminar business segments has assisted it to meet its objectives. The hotel continues to be a popular choice for both leisure and business travellers seeking a tropical and relaxed ambience, with great value. It is also a keen contributor and supporter of the local arts scene.



Lobby at M Hotel Singapore with sit down check-in reception area



Copthorne King's Hotel, the Group's first hotel



The tranquil courtyard at Copthorne Orchid Hotel



Orchard Hotel located in the shopping and entertainment belt of Orchard Road



The Heritage Hotel Manila, an ideal choice for business travellers and convention delegates



Easy access to the beach at Copthorne Orchid Penang

Orchard Hotel

Orchard Hotel is located in one of the best known landmarks in the Orchard Road shopping and entertainment belt. The totally refurbished Claymore Wing is popular with business travellers and the Orchard Wing caters to both business and leisure guests seeking value with the convenience of being right on Orchard Road. The Orchard Hotel is also home to the famous Hua Ting Restaurant, one of the best Chinese restaurants in Singapore that is widely frequent by captains of industry from both the public and private sectors. It reopened in July 2001 after a three-month refurbishment gave it a new and contemporary look yet maintaining its oriental essence.

Indonesia

Millennium Sirih Jakarta

The hotel is located within the famous "Golden Triangle" business district of downtown Jakarta where major commercial, banking and government offices are located. Its 405 rooms and suites, in addition to 17 meeting rooms and a large ballroom, caters to both international and domestic travellers and is a popular venue for meetings, seminar and conferences. The re-opening of Jumpa, an entertainment outlet, adds to the variety of food and entertainment options available to both local and foreign visitors.

The hotel continues to play an active role towards the development of the City of Jakarta's tourism initiatives. This was recognized when the Millennium Sirih Jakarta was presented with the "Adikarya Wisata 2001" Award by the Governor of Jakarta Capital City Administration on October 31, 2001.

Malaysia

Copthorne Orchid Penang

The hotel is ideally located in between the downtown business district and the popular beaches and resorts of Batu Ferringhi on the island of Penang in West Malaysia. The Copthorne Orchid Penang has its own private beachfront and offers travellers to this well known destination with accommodation facilities that represent excellent value. The hotel recently completed refurbishment of its ballroom as well as further upgrading of its banquet equipment.



The newly refurbished Executive Room at Copthorne Orchid Hotel



Clock Tower at Orchard Hotel lobby



Lobby of Millennium Sirih Jakarta



The distinctive 5-star Seoul Hilton, the latest luxury hotel in the Group's portfolio



Hua Ting Restaurant at Orchard Hotel, one of the finest Chinese restaurants in Singapore



M Hotel Singapore's boardroom offering modern business facilities

Philippines

The Heritage Hotel Manila

Strategically situated at the crossroads of the Makati and Manila districts and just 3 kilometres from the International and Domestic airports as well as the Philippines International Convention Centre, the hotel is ideal choice of both business travellers and convention delegates. Its 454 guestrooms and suites feature a distinctive design and its two Grand Ballrooms continue to be a popular venue for meetings and seminars. The food and beverage outlets are highly successful, drawing in a loyal following with their innovative food promotions and campaigns and contributing significantly to the hotel's objectives and revenues.

Korea

Seoul Hilton

This distinctive 22-storey hotel has 683 guestrooms and suites and is undoubtedly, one of the leading hotels in Korea for both corporate travellers and convention delegates. A key feature of the hotel is its newly renovated Convention Centre, which boasts state-of-the-art technology and a huge seating capacity of 3000, making it the largest convention venue of its kind in Asia. In addition, its elegant Grand Ballroom and a variety of smaller function rooms cater to various market segments, making it an extremely popular venue for corporate meetings, seminars, private functions and weddings.

Accolades

Most Transparent Company Award

Republic Hotels & Resorts Limited was once again one of the winners of the Securities Investors Association (Singapore) Award, under the hotel category in 2001. This is the company's second victorious year. The award was launched to encourage public-listed companies to be more transparent when it comes to sharing information with investors. It also marks a new and broader role in investor's education.

Singapore 1000 Award

The Company was also conferred the Singapore 1000 Award for attaining the highest turnover in the hotel industry sales in 2000. The award was conferred to the Corporations that have attained the highest achievements in the quantitative management of their companies.



The lobby at 5-star Seoul Hilton offers a grand welcome to guests



The lobby at The Heritage Hotel Manila



Orchard Hotel's deluxe room offers value

Tourism review

Year in Review

World Tourism

Growth in the normally buoyant tourism industry ground to a halt in 2001 and international arrivals slipped by 1.3% due to the tragic events of September 11 and the weakening major tourism generating markets according to figures released by the World Tourism Organization ("WTO").

International tourist arrivals totalled 689 million in 2001, compared to 697 million in 2000. Experts hailed 2000, an exceptional year for tourism, with special millennium events such as the Sydney 2000 Olympics boosting international arrivals by 7% and, in some cases causing travellers to advance trips that would have been taken in 2001.

The only other year that has shown negative growth in world tourism was 1982 when international arrivals declined by 0.4%.

East Asia and Pacific

Figures from WTO showed that international arrivals in East Asia and the Pacific grew by 4% in 2001, up to 114.9 million, although the pre-September 11 growth rate was more than twice that much. The best performing destinations included Malaysia with 23% growth, followed by China with 6%, Hong Kong with 5% and Thailand with 4%.

Several destinations were affected by economic problems in Japan, which accounts for 17% of the region's tourism. When the Japanese outbound tourism fell by an estimated 4-6% in 2001, several destinations were affected. This included Indonesia with a decline of -4%, Republic of Korea with -3% and Australia with a decrease of -1.6%.

The countries that the Group operates in showed positive growth in international arrivals, with Malaysia leading by 23 %. This is also the largest growth rate recording in the region, according to figures released by WTO. Both Korea and Indonesia, which expected close to over 5 million International tourists a year showed a decline. There were less arrivals to these two destinations. The biggest drop in international arrivals to the region was Philippines, which fell to –10%. Similarly, the country was shaken by political and social instability caused by the change in leaders and the kidnapping of tourists by the Abu Sayyaf rebels.

Singapore

Despite the global economic slowdown and the aftermath of the September 11 attack in the United States, Singapore recorded 7.52 million visitor arrivals in 2001. This is the second highest tourist figure on record and just 2.2% lower than the all time high of 7.69 million recorded in 2000. According to the Singapore Tourism Board ("STB"), this is a much better performance than expected as tourism officials had projected a drop of 3% to 5%.

Indonesia continues to be Singapore's biggest market with 1.36 million arrivals. This is supported by the strong increase in arrivals in the last quarter due to the rise in holiday-makers. Arrivals from Malaysia grew by 2% which was supported by the growth in the number of holiday-makers in the first nine months. However growth was moderated due to the decline in business related arrivals in the last quarter. Arrival from Australia rose 7.9% due to a few factors – the availability of competitively priced travel packages in the market and the shift in travel preferences from long to short and medium haul travel after September 11. Meanwhile, the rise in visitors from China, up by 14.5%, was boosted by the country's healthy economic growth which was the brightest spot among the major markets.

Overall business related traffic, consisting business, business & pleasure and Meeting, Incentives, Conventions and Exhibitions ("MICE") arrivals, from the top 12 markets declined by 6.8% with the exception of India and Australia. Business-related travel from USA, Taiwan and Japan posted significant decreases due to the weak economy coupled with the impact of the September 11 attacks.

Ten Largest Visitor-generating Markets in Singapore for 2001

Total Arrivals: 7,518,584 (down 2.2%)

1. Indonesia	1,364,083	+3.9%
2. Japan	755,683	-18.7%
3. Malaysia	576,276	+2.0%
4. Australia	550,545	+7.9%
5. China	497,380	+14.5%
6. UK	459,932	+3.4%
7. South Korea	359,046	+1.3%
8. USA	343,745	-10.9%
9. India	339,795	-1.9%
10. Hong Kong	276,093	-3.5%

Performance of Hotels

Preliminary statistics provided by STB has showed that for year 2001, maximum room nights grew by 2.2% to 11,079,057 which were attributed to the introduction of some new local hotels. Hotel occupancy was however down from 83.5% to 76.3%. Average room rates increased by 4.4% from S$127.90 in 2000 to S$133.43 in 2001.

Prospects

WTO predicts that the tourism industry will pick up its habitual rhythm of growth by the second half of 2002, as business travel resumes and consumer confidence returns.

Preliminary results also confirms WTO's initial analysis of three types of destinations that would suffer the most of the events of 2001; countries that are highly dependent on US outbound travel; destinations that are long distance from their main generating markets; and countries of the Moslem world.

With the encouragement of WTO, governments from most of the affected destinations are adopting new promotional and financial strategies to lure back tourists. WTO has also formed a Tourism Recovery Committee that includes Ministers from 21 countries, 15 leaders of private sector tourism companies or associates, and representatives of the European Commission. Its purpose is to assess the current situation and share information on recovery strategies.

Outlook for Singapore's tourism this year is cautious. Several significant events are planned and STB is likely to set aside $70 million for advertising and promotion to keep Singapore on the travellers' maps, especially those from China, Australia, Indonesia and India. Substantial attention will be focused on the Esplanade – Theatres on the Bay, a $600 million arts complex in Marina Bay planned for opening in the third quarter of 2002.

Major properties

Held by the Company & its Subsidiary & Associated Companies

Properties	Tenure	Approximate site area (sq. metres)	Number of rooms/ approximate net lettable area
1. **M Hotel Singapore** 81 Anson Road, Singapore	Freehold	2,134	413 rooms
2. **Copthorne King's Hotel Singapore** 403 Havelock Road, Singapore	99-year lease commencing 1.2.1968	5,637	314 rooms
3. **Copthorne Orchid Hotel Singapore** 214 Dunearn Road, Singapore	Freehold	16,188	440 rooms
4. **Copthorne Orchid Penang** Tanjung Bungah, Penang, Malaysia	Freehold	10,329	318 rooms
5. **Millennium Hotel Sirih Jakarta** Jalan Fachrudin 3, Jakarta 10250, Indonesia	The title is held under a Hak Guna Bangunan (i.e. Right to Build) and a 40-year renewable lease with effect from 14 April 1984 and 22 January 1986 for approximate site area of 7,137 sq. metres and 212 sq. metres respectively.	7,349	405 rooms
6. **Orchard Hotel & Shopping Arcade** At the junction of Orchard Road and Orange Grove Road, Singapore	Freehold	8,588	675 rooms & 5,253 sq. metres net lettable retail area
7. **The Heritage Hotel Manila** Roxas Boulevard, at the corner of EDSA, Pasay City, Metropolitan Manila, Philippines	Fee Simple	9,888	454 rooms
8. **Tanglin Shopping Centre** Shopping-cum-office complex located at Tanglin Road within the Orchard Road tourist district in Singapore. The Group also own 325 carpark lots.	Freehold	6,365	7,435 sq.metres strata floor area
9. **Seoul Hilton** 395 Namdaemunro 5-Ga Chung-Gu, Seoul, Korea	Freehold	18,787	683 rooms

Corporate information

Board of Directors

Kwek Leng Beng *Chairman*
Kwek Leng Joo
Tan I Tong
Sim Miah Kian
Dato' Rudolf Peter Voremberg *Independent Director*
Hamish Alexander Christie *Independent Director*
Dato' Niew Chiew Min @ Teoh Chew Peng *Independent Director*
Yeoh Cheng Kung *Executive Director*
Foo See Juan *Independent Director*
Kwek Leng Kee
Wong Hong Ren
John Wilson

Audit Committee

Hamish Alexander Christie *Chairman*
Sim Miah Kian
Foo See Juan

Secretaries

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang

Registered Office

36 Robinson Road #04-01 City House
Singapore 068877
Tel: 6877 8228

Auditors

KPMG
Certified Public Accountants, Singapore *Partner-in-charge - Diana Koh Ming Ying*
16 Raffles Quay #22-00 Hong Leong Building
Singapore 048581

Registrars and Transfer Office

M & C Services Private Limited
138 Robinson Road #17-00 The Corporate Office
Singapore 068906

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
The Development Bank of Singapore Ltd
Korea Exchange Bank

Corporate governance

The Directors and management are committed to ensuring and maintaining high standards of corporate governance, in line with the Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Board has adopted an internal guide for the Company's corporate governance processes and activities.

The Board of Directors

The Board comprises 12 members. The Chairman and one other Director are Executive Directors, while the other members of the Board are Non-Executive Directors. Of the 10 Non-Executive Directors, the Board considers 4 of them, not being less than one third thereof, to be independent. The Independent Directors are Dato' Rudolf Peter Voremberg, Dato' Niew Chiew Min @ Teoh Chew Peng, Messrs Hamish Alexander Christie and Foo See Juan.

The Board meets at least 4 times a year to set policy and overall strategy and to supervise the management of the Company's business and affairs. In 2001, the Board met 4 times.

Apart from its statutory responsibilities, the Board approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees and sub-committees established by the Board ("Board Committees") principally, the Audit Committee, the Nominations Committee and the Investment sub-Committees.

The delegation of authority by the Board to the Board Committees enables the Board to achieve operational efficiency by empowering these Board Committees to decide on matters within certain limits of authority and yet maintain control over major policies and decisions.

a) The Audit Committee

The Audit Committee comprises three members, the majority of whom are Independent Non-Executive Directors. The Audit Committee met 6 times in 2001.

The principal responsibility of the Audit Committee is to assist the Board to maintain a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the financial reporting process and internal controls system of the Group.

The specific functions of the Audit Committee include:

- the review with management and the external auditors of financial statements issued by the Group to ensure their completeness, accuracy and fairness;
- the review with the internal auditors and the external auditors of the effectiveness of the financial reporting process and the internal control systems of the Group;
- the review of the scope of work of the internal auditors and the external auditors, the level of assistance provided by management to the internal auditors and external auditors and the receipt and consideration of the internal auditors' and the external auditors' reports;
- the recommendation of the appointment of the external auditors and the review of the level of audit fees;
- the review of management's procedures for ensuring compliance with relevant legislations and regulations, particularly those of the Companies Act, Chapter 50, Listing Manual of the SGX-ST, as well as policies, procedures and practices established by management;
- the review with management of the processes and activities to ensure compliance with the Corporate Governance Guidelines, adopted by the Board; and
- the review of Interested Person Transactions.

During the financial year ended 31 December 2001, the aggregate value of the 2 interested person transactions reviewed by the Audit Committee pursuant to the Shareholders' Mandate renewed on 11 May 2001 which are property-related and hotel-related amounted to $171,600 and $3,800,000 (estimated value at time of review) respectively.

b) The Nominations Committee

The Nominations Committee, which comprises three members of the Board, ensures a formal and transparent procedure for the appointment and re-appointment of Directors to the Board. Its responsibilities also include nominating candidates to fill the most senior executive positions including that of chief executive and proposing to the Board the responsibilities of the Non-Executive Directors as well as the membership and chairmanship of Board Committees.

c) The Investment sub-Committees

There are two Investment sub-Committees:

- The Investment sub-Committee for securities investment comprises four members of the Board. This sub-Committee sets and reviews investment policies and approves investments in securities.

- The Investment sub-Committee for treasury management comprises three members, being a member of the Board and two co-opted senior members of management. This sub-Committee approves investments in bank deposits and other short-term investments to maximise yield liquidity and preserve capital.

Business and Ethical Conduct

The Company has an Internal Code of Business and Ethical Conduct crystallising the Company's business principles and practices with respect to matters which may have ethical implications. The Code provides a communicable and understandable framework for staff to observe the Company's principles in their conduct of the Company's business.

Dealings in Securities

In line with the guidelines issued by the SGX-ST on Dealings in Securities, the Company has adopted an Internal Code on Dealings in Securities which provides guidance and prescribes the internal regulations with regard to dealings in the Company's securities by its officers.

Financial Reporting and Internal Control

The Directors recognise that they have overall responsibility to ensure accurate financial reporting for the Group and for the Group's system of internal controls. The Board confirms that, with the assistance of the Audit Committee, it reviews the effectiveness of the Group's financial reporting and system of internal controls, which is monitored through a programme of internal audits.

While no system can provide absolute assurance against material loss or financial misstatement, the Group's internal financial controls are designed to provide reasonable assurance that assets are safe-guarded, that proper accounting records are maintained, and that financial information used within the business and for publication is reliable. In designing these controls, the Directors have had regard to the risks to which the business is exposed, the likelihood of such risks occurring and the costs of protecting against them.

Audited financial statements

Directors' report

We are pleased to submit this annual report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 December 2001.

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng *(Chairman)*
Kwek Leng Joo
Tan I Tong
Sim Miah Kian
Dato' Rudolf Peter Voremberg
Hamish Alexander Christie
Dato' Niew Chiew Min @ Teoh Chew Peng
Yeoh Cheng Kung
Foo See Juan
Kwek Leng Kee
Wong Hong Ren
John Wilson

Principal Activities

The principal activities of the Company during the financial year have been those relating to an hotelier and investment holding.

The principal activities of the subsidiaries are set out in note 33 to the financial statements.

There have been no significant changes in the activities of the Group or of the Company during the financial year.

Acquisitions and Disposals of Subsidiaries

There were no acquisitions or disposals of subsidiaries during the financial year.

Financial Results

The results of the Group and of the Company for the financial year are as follows:

	The Group $'000	The Company $'000
Profit after taxation	17,150	4,630
Minority interests	(132)	–
Profit attributable to members of the Company	17,018	4,630
Unappropriated profit brought forward, as previously reported	56,518	30,231
Effect of adopting accounting standards:		
- SAS 10 (dividends proposed in 2000 and declared in 2001)	7,566	7,566
- SAS 10 (net dividend income from subsidiaries proposed in 2000 and received in 2001)	–	(3,309)
- SAS 17 (employee benefits)	(677)	(75)
Unappropriated profit brought forward, as restated	63,407	34,413
Profit available for appropriation	80,425	39,043
Appropriations:		
- Final dividend paid of 2% less tax at 24.5% in respect of year 2000	(7,566)	(7,566)
- Interim dividend paid of 1.5% less tax at 24.5%	(5,675)	(5,675)
Unappropriated profit carried forward	67,184	25,802

Transfers to or from Reserves or Provisions

Material transfers to or from reserves of the Group and the Company during the financial year are set out in the Statements of Changes in Equity.

Material movements in provisions (including allowance, impairment, depreciation and amortisation) are as set out in the accompanying financial statements.

Issues of Shares or Debentures

During the financial year, no shares and debentures were issued by the Company and its subsidiaries.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose objects are or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Shares or Debentures

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options and/or debentures of the Company or of related corporations either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the ultimate holding company of the Company.

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares and/or share options in the Company and in related corporations (other than for certain director's interest in share options in a related corporation which has been exempted by an order of the Registrar of Companies and Businesses from inclusion in the Company's directors' report, full details of which can be obtained in accordance with Sections 164(8) and (9) of the Companies Act, Chapter 50) are as follows:-

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
The Company	Ordinary shares of $1 each			
Kwek Leng Beng	428,800	428,800	–	–
Tan I Tong	24,480	24,480	–	–
Sim Miah Kian	80,000	80,000	–	–
Yeoh Cheng Kung	71,400	71,400	–	–
Foo See Juan	50,000	50,000	–	–

Intermediate Holding Companies

Millennium & Copthorne Hotels plc	Ordinary shares of £0.30 each			
John Wilson	18,955	18,955	–	–
	Options to subscribe for the following number of shares of £0.30 each under Part A of the Executive Share Option Scheme			
John Wilson	6,509	6,509	–	–
	Options to subscribe for the following number of shares of £0.30 each under Part B of the Executive Share Option Scheme			
Wong Hong Ren	–	69,364	–	–
John Wilson	310,421	399,438	–	–
City Developments Limited	Ordinary shares of $0.50 each			
Tan I Tong	10,467	10,467	–	–
Wong Hong Ren	4,000	4,000	–	–

Directors' Interests in Shares or Debentures (continued)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
Ultimate Holding Company				
Hong Leong Investment Holdings Pte. Ltd.	Ordinary shares of $100 each			
Kwek Leng Beng	2,320	2,320	68,596	68,596
Kwek Leng Joo	1,290	1,290	–	–
Kwek Leng Kee	19,710	19,710	–	–
Related Corporations				
City e-Solutions Limited	Ordinary shares of HK$1 each			
Kwek Leng Beng	3,286,980	3,286,980	–	–
Kwek Leng Joo	1,436,000	1,436,000	–	–
Tan I Tong	287,200	287,200	–	–
Yeoh Cheng Kung	215,400	215,400	–	–
Dato' Niew Chiew Min @ Teoh Chew Peng	326,758	326,758	280,705	280,705
Foo See Juan	8,363	8,363	–	–
Wong Hong Ren	1,513,112	1,513,112	–	–
Target Realty Limited (formerly known as Hong Leong Finance Limited)*	Ordinary shares of $0.05 each			
Kwek Leng Beng	2,777,820	2,777,820	–	–
Kwek Leng Joo	457,776	457,776	–	–
Tan I Tong	30,756	210,756	–	–
Sim Miah Kian	1,454,776	1,454,776	–	–
Hamish Alexander Christie	–	15,000	–	–
Foo See Juan	13,000	13,000	–	–
Kwek Leng Kee	1,033,870	1,033,870	–	–
	Options to subscribe for the following number of shares of $1 each under the Hong Leong Finance *Executives' Share Option Scheme adopted in 1995* ("HLF 1995 Scheme")**			
Tan I Tong	270,000	–	–	–
Hamish Alexander Christie	150,000	–	–	–

Directors' Interests in Shares or Debentures (continued)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
Related Corporations (continued)				
Hong Leong Holdings Limited	Ordinary shares of $1 each			
Kwek Leng Beng	259,000	259,000	-	-
Kwek Leng Joo	210,000	210,000	-	-
Tan I Tong	1,000	1,000	-	-
Kwek Leng Kee	782,000	782,000	215,000	215,000
Hong Realty (Private) Limited	Ordinary shares of $1,000 each			
Kwek Leng Beng	1,110	1,110	-	-
Kwek Leng Joo	510	510	-	-
Kwek Leng Kee	300	300	-	-
NIN Investment Holdings Pte Ltd	Ordinary shares of $100 each			
Kwek Leng Beng	100	100	-	-
Kwek Leng Kee	100	100	-	-
Euroform (S) Pte. Limited	Ordinary shares of $1 each			
Kwek Leng Joo	50,000	50,000	-	-
Hong Leong Asia Ltd.	Ordinary shares of $0.20 each			
Tan I Tong	-	1,000	-	-
Wong Hong Ren	150,000	150,000	-	-
	Options to subscribe for the following number of shares of $0.20 each under the Hong Leong Asia Share Option Scheme 2000			
Kwek Leng Beng	-	600,000	-	-

Directors' Interests in Shares or Debentures (continued)

	Holdings in which the director, his spouse and infant children have a direct interest		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
Related Corporations (continued)				
Hong Leong Singapore Finance Limited (formerly known as Singapore Finance Limited)#	Ordinary shares of $1 each			
Kwek Leng Beng	334,000	4,603,567	-	-
Kwek Leng Joo	-	703,610	-	-
Tan I Tong	5,474	329,410	-	-
Sim Miah Kian	80,000	2,086,019	-	-
Foo See Juan	25,000	44,981	-	-
Kwek Leng Kee	6,000	1,595,079	-	-
	Options to subscribe for the following number of shares of $1 each under the Singapore Finance Executives' Share Option Scheme adopted in 1995 ("SFL 1995 Scheme")##			
Sim Miah Kian	80,000	-	-	-
	Options granted under Article 16 of Hong Leong Singapore Finance Limited's Articles of Association@			
Hamish Alexander Christie	-	53,795	-	-
CDL Hotels New Zealand Limited	Ordinary shares with no par value			
Kwek Leng Beng	3,000,000	3,000,000	-	-
Wong Hong Ren	2,000,000	2,000,000	-	-
Sun Yuan Holdings Pte Ltd	Ordinary shares of $0.20 each			
Kwek Leng Beng	15,000,000	15,000,000	-	-
Tan I Tong	-	-	10,875,000	10,875,000

Directors' Interests in Shares or Debentures (continued)

Notes:

* *The par value of Target Realty Limited shares was reduced from $1.00 to $0.05 each with effect from 1 September 2001.*

** *The HLF 1995 Scheme was terminated on 31 January 2001. The subscription rights comprised in the options granted pursuant to the said scheme prior to its termination, were terminated on 31 August 2001.*

\# *Singapore Finance Limited (now known as Hong Leong Singapore Finance Limited) acquired and amalgamated the finance business undertaking of Hong Leong Finance Limited (now known as Target Realty Limited) ("HLF") with its own undertaking pursuant to a scheme of arrangement and amalgamation under sections 69, 73, 210 and 212 of the Companies Act, Chapter 50 (the "Scheme") which became effective on 1 September 2001.*

Pursuant to the Scheme, HLF effected a distribution to its shareholders by way of a distribution in-specie and a dividend-in-specie of its shares in the capital of Hong Leong Singapore Finance Limited ("HLSF") in the proportion of their shareholdings in HLF.

\## *The SFL 1995 Scheme was terminated on 31 January 2001. The termination of the SFL 1995 Scheme will not affect the subscription rights comprised in the options granted pursuant to the said scheme prior to its termination. Such options will continue to be exercisable in accordance with the rules of the SFL 1995 Scheme.*

@ *In connection with the merger of the finance business undertaking of SFL with that of HLF on 1 September 2001, HLF option-holders (defined as holders of HLF options granted pursuant to the HLF 1995 Scheme) then holding HLF options remaining unexercised were granted replacement options under Article 16 of HLSF's Articles of Association to subscribe for new shares in the capital of HLSF ("HLSF options") on the basis of 1.5370213 HLSF options for every one unexercised HLF option held.*

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2002.

Dividends

Since the end of the last financial year, the Company has paid a net final dividend of $7,566,000, representing 2% less 24.5% tax in respect of the previous year as proposed in the directors' report of that year and an interim dividend of $5,675,000 representing 1.5% less 24.5% tax in respect of the financial year under review.

The directors now propose the payment of a net final dividend of $7,566,000 representing 2% less 24.5% tax and a net special dividend of $9,457,000 representing 2.5% less 24.5% tax, in respect of the financial year under review.

Bad and Doubtful Debts

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain what action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company. The directors have satisfied themselves that all known bad debts have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the Group inadequate to any substantial extent.

Current Assets

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain that current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values and that adequate provision has been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report which would render the values attributable to current assets in the Group misleading.

Charges and Contingent Liabilities

Since the end of the financial year:

(i) no charge on the assets of the Group or of the Company has arisen which secures the liabilities of any other person; and

(ii) no contingent liability of the Group or of the Company has arisen.

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest. Such transactions comprised loans and deposits, purchase and sale of production and construction materials, purchase and sale of investments, purchase, sale and lease of properties, property management, property maintenance services, insurance and other transactions, shares/ securities broking services, hotel and hotel related transactions, procurement services, information technology services, e-commerce and e-commerce related transactions, management and consultancy services and other transactions carried out on normal commercial terms and in the normal course of the business of the Company and/or its related corporations.

However, the directors have neither received nor will they become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed in this report and in the accompanying financial statements, and except for remuneration received from the related corporations since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

During the financial year, there were:-

(i) no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries; and

(ii) no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries.

As at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under option.

Audit Committee

The members of the Audit Committee during the year and at the date of this report are:

- Hamish Alexander Christie (Chairman), independent non-executive director
- Sim Miah Kian, non-executive director
- Foo See Juan, independent non-executive director

The Audit Committee performs the functions specified by section 201B of the Companies Act, and the Listing Manual and the Best Practices Guide of the Singapore Exchange Securities Trading Limited.

The Committee has held 6 meetings since the date of the last directors' report. In performing its functions, the Audit Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company's system of internal accounting controls. The Audit Committee also reviewed the consolidated financial statements of the Group and the financial statements of the Company for the year ended 31 December 2001 as well as the auditors' report thereon.

In addition, the Audit Committee reviewed interested person transactions (as defined in Chapter 9A of the Listing Manual issued by the Singapore Exchange Securities Trading Limited) for the financial year ended 31 December 2001 conducted pursuant to the Shareholders' Mandate renewed on 11 May 2001 (the "Shareholders' Mandate"). The Audit Committee is of the view, having reviewed the transactions, that the terms of the transactions are fair and reasonable and are not prejudicial to the interest of the Company's shareholders.

Pursuant to the Shareholders' Mandate, the Audit Committee has also reviewed the results of the work of the internal auditors to ensure that the established procedures for interested person transactions have been complied with. It was satisfied that the established procedures have been complied with.

The Audit Committee has full access to management and is given the resources required for it to discharge its functions. It has full authority and discretion to invite any director or executive officer to attend its meetings.

The Audit Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

TAN I TONG
Director

YEOH CHENG KUNG
Director

Singapore
13 March 2002

Statement by directors

for the year ended 31 december 2001

We, TAN I TONG and YEOH CHENG KUNG, being directors of **REPUBLIC HOTELS & RESORTS LIMITED**, do hereby state that in our opinion:

(a) the financial statements set out on pages 30 to 82 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2001 and of the results of the business and the changes in equity of the Group and of the Company and cash flows of the Group for the year ended on that date; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The board of directors has authorised these financial statements for issue on the date of this statement.

On behalf of the Board of Directors

TAN I TONG
Director

YEOH CHENG KUNG
Director

Singapore
13 March 2002

Report of the auditors to the members of Republic Hotels & Resorts Limited

We have audited the consolidated financial statements of the Group and financial statements of the Company for the year ended 31 December 2001 as set out on pages 30 to 82. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   (i) the state of affairs of the Company and of the Group as at 31 December 2001 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the year ended on that date; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of a subsidiary of which an audit is not required by the laws of its country of incorporation, being financial statements that have been included in the consolidated financial statements. The names of these subsidiaries are disclosed in note 33 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in the Republic of Singapore did not include any comment made under Section 207(3) of the Act.

KPMG
Certified Public Accountants

Singapore
13 March 2002

Balance sheets as at 31 december 2001

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Non-current assets					
Property, plant and equipment	3	**856,509**	854,890	**17,769**	18,716
Investments in subsidiaries	4	**-**	–	**419,033**	431,033
Loans to subsidiaries	4	**-**	–	**298,773**	298,333
Interests in associates	5	**15,643**	20,405	**-**	–
Other financial assets	6	**1,129**	1,129	**15**	15
Deferred finance charges	7	**896**	1,522	**245**	326
		874,177	877,946	**735,835**	748,423
Current assets					
Inventories	8	**2,870**	3,441	**225**	304
Trade and other receivables	9	**14,677**	16,732	**19,524**	7,926
Other financial assets	6	**690**	896	**-**	–
Cash and cash equivalents	13	**39,274**	57,986	**7,910**	9,245
		57,511	79,055	**27,659**	17,475
Less:					
Current liabilities					
Bank overdrafts (unsecured)	13	**1,719**	1,894	**-**	–
Trade and other payables	14	**43,847**	53,974	**6,756**	7,703
Current portion of interest-bearing loans and borrowings	16	**143,713**	8,729	**-**	–
Employee benefits	19	**545**	339	**232**	75
Provision for taxation	20	**10,946**	12,042	**1,819**	2,556
		200,770	76,978	**8,807**	10,334
Net current (liabilities) / assets		**(143,259)**	2,077	**18,852**	7,141
Less:					
Non-current liabilities					
Loans from subsidiaries	4	**-**	–	**48,087**	37,079
Other payables	15	**9,355**	11,658	**-**	–
Interest-bearing loans and borrowings	16	**79,500**	239,430	**77,000**	80,000
Employee benefits	19	**14,878**	15,450	**-**	–
Deferred taxation	20	**23,387**	22,557	**992**	1,266
		127,120	289,095	**126,079**	118,345
Add:					
Minority interests		**-**	132	**-**	–
Net Assets		**603,798**	591,060	**628,608**	637,219
Capital and Reserves					
Share capital	21	**501,064**	501,064	**501,064**	501,064
Reserves	22	**102,734**	89,996	**127,544**	136,155
		603,798	591,060	**628,608**	637,219

The accompanying notes form an integral part of these financial statements.

Profit & loss accounts for the year ended 31 december 2001

	Note	The Group		The Company	
		2001	2000	**2001**	2000
		$'000	$'000	**$'000**	$'000
Revenue	23	**232,856**	241,812	**43,949**	48,944
Cost of sales		**(105,780)**	(110,503)	**(8,012)**	(8,238)
Gross profit		**127,076**	131,309	**35,937**	40,706
Other income	24	**1,923**	3,147	**457**	5,822
Administrative expenses		**(17,767)**	(19,881)	**(2,329)**	(2,670)
Other operating expenses	24	**(73,025)**	(79,834)	**(18,891)**	(14,238)
Profit from operations		**38,207**	34,741	**15,174**	29,620
Finance costs	24	**(14,442)**	(21,645)	**(3,914)**	(6,152)
Share of profit of associate		**2,846**	4,510	**–**	–
Profit from ordinary activities before taxation and minority interests	24	**26,611**	17,606	**11,260**	23,468
Taxation	20	**(9,461)**	(9,094)	**(6,630)**	(8,610)
Profit from ordinary activities after taxation but before minority interests		**17,150**	8,512	**4,630**	14,858
Minority interests					
– share of (profit)/loss		**(132)**	147	**–**	–
Net profit for the year		**17,018**	8,659	**4,630**	14,858
Basic earnings per share (cents)	25	**3.40**	1.99		

The accompanying notes form an integral part of these financial statements.

Statements of changes in equity for the year ended 31 december 2001

	Note	Share capital $'000	Share premium $'000	Capital reserves $'000	Foreign currency translation reserve $'000	Unappropriated profit $'000	Total $'000
The Group							
As at 1 January 2000, as previously reported		286,321	28,492	24,933	(8,856)	62,783	393,673
Effects of adopting SAS 10 and 17	26	–	–	–	–	3,697	3,697
As at 1 January 2000, as restated		286,321	28,492	24,933	(8,856)	66,480	397,370
Issue of shares arising from							
– rights issue		214,741	–	–	–	–	214,741
– exercise of warrants		2	–	–	–	–	2
		214,743	–	–	–	–	214,743
Exchange differences arising on translation of:							
– financial statements of foreign subsidiaries and associates		–	–	–	(19,064)	–	(19,064)
– intercompany balances		–	–	–	1,084	–	1,084
		–	–	–	(17,980)	–	(17,980)
Reduction in potential income tax liability arising from the assignment of fair market values to assets as a result of the reduction in tax rate		–	–	220	–	–	220
Reserve on consolidation arising from dilution of interest in associate		–	–	70	–	–	70
		–	–	290	–	–	290
Balance carried forward		501,064	28,492	25,223	(26,836)	66,480	594,423

	Note	Share capital $'000	Share premium $'000	Capital reserves $'000	Foreign currency translation reserve $'000	Unappropriated profit $'000	Total $'000
The Group (cont'd)							
Balance brought forward		501,064	28,492	25,223	(26,836)	66,480	594,423
Premium on shares issued on exercise of warrants		–	*	–	–	–	*
Rights issue expenses		–	(290)	–	–	–	(290)
Net profit for the year	26	–	–	–	–	8,659	8,659
Dividends	27	–	–	–	–	(11,732)	(11,732)
As at 31 December 2000		501,064	28,202	25,223	(26,836)	63,407	591,060
As at 1 January 2001, as previously reported		501,064	28,202	25,223	(26,836)	56,518	584,171
Effects of adopting SAS 10 and 17	26	–	–	–	–	6,889	6,889
As at 1 January 2001, as restated		501,064	28,202	25,223	(26,836)	63,407	591,060
Exchange differences arising on translation of:							
– financial statements of foreign subsidiaries and associates		–	–	–	(5,221)	–	(5,221)
– intercompany balances		–	–	–	13,756	–	13,756
		–	–	–	8,535	–	8,535
Reduction in potential income tax liability arising from the assignment of fair market values to assets as a result of the reduction in tax rate		–	–	426	–	–	426
Net profit for the year	26	–	–	–	–	17,018	17,018
Dividends	27	–	–	–	–	(13,241)	(13,241)
As at 31 December 2001		501,064	28,202	25,649	(18,301)	67,184	603,798
Net gains/(losses) not recognised in the profit and loss account for the year ended:							
– 31 December 2001		–	–	426	8,535	–	8,961
– 31 December 2000		–	(290)	290	(17,980)	–	(17,980)

* *Amount less than $1,000.*

The accompanying notes form an integral part of these financial statements.

	Note	Share capital $'000	Share premium $'000	Special reserve $'000	Capital reserves $'000	Unappropriated profit $'000	Total $'000
The Company							
As at 1 January 2000, as previously reported		286,321	28,492	58,653	14,887	37,704	426,057
Effects of adopting SAS 10 and SAS 17	26	–	–	–	–	(6,417)	(6,417)
As at 1 January 2000, as restated		286,321	28,492	58,653	14,887	31,287	419,640
Issue of shares arising from							
– rights issue		214,741	–	–	–	–	214,741
– exercise of warrants		2	–	–	–	–	2
Premium on shares issued on exercise of warrants		–	*	–	–	–	*
Rights issue expenses		–	(290)	–	–	–	(290)
Net profit for the year	26	–	–	–	–	14,858	14,858
Dividends	27	–	–	–	–	(11,732)	(11,732)
As at 31 December 2000		501,064	28,202	58,653	14,887	34,413	637,219
As at 1 January 2001, as previously reported		501,064	28,202	58,653	14,887	30,231	633,037
Effects of adopting SAS 10 and SAS 17	26	–	–	–	–	4,182	4,182
As at 1 January 2001, as restated		501,064	28,202	58,653	14,887	34,413	637,219
Net profit for the year	26	–	–	–	–	4,630	4,630
Dividends	27	–	–	–	–	(13,241)	(13,241)
As at 31 December 2001		501,064	28,202	58,653	14,887	25,802	628,608

* *Amount less than $1,000.*

The accompanying notes form an integral part of these financial statements.

Consolidated statement of cash flows

for the year ended 31 december 2001

	2001 $'000	2000 $'000
Operating Activities		
Profit from ordinary activities before taxation and minority interests	**26,611**	17,606
Adjustments for:		
Amortisation of deferred finance charges	**638**	473
Depreciation of property, plant and equipment	**31,402**	29,274
Impairment loss on a leasehold hotel building in Indonesia	**-**	8,500
Allowance for diminution in value of equity securities	**206**	211
Property, plant and equipment written off	**814**	2,051
Loss/(Gain) on disposals of property, plant and equipment (net)	**12**	(41)
Share of profit of associate	**(2,846)**	(4,510)
Interest income	**(1,242)**	(1,779)
Interest expense	**14,442**	21,645
Operating profit before working capital changes	**70,037**	73,430
(Increase)/Decrease in working capital		
Inventories	**551**	629
Trade and other receivables	**1,872**	3,424
Trade and other payables	**(15,139)**	(2,524)
Employee benefits	**(815)**	(1,669)
Changes in working capital	**(13,531)**	(140)
Income taxes paid	**(8,646)**	(9,178)
Cash flows from operating activities	**47,860**	64,112
Investing Activities		
Purchase of property, plant and equipment	**(18,991)**	(34,336)
Proceeds from disposal of property, plant and equipment	**194**	4,394
Proceeds from share buyback by associate	**7,028**	3,349
Interest received	**1,532**	1,568
Cash flows from investing activities	**(10,237)**	(25,025)
Balance carried forward	**37,623**	39,087

The accompanying notes form an integral part of these financial statements.

	2001 $'000	2000 $'000
Balance brought forward	**37,623**	39,087
Financing Activities		
Proceeds from rights issue (net of issue expenses)	**-**	214,453
Contribution from minority interest	**-**	15
Proceeds from bond issue	**-**	60,000
Repayment of bonds	**-**	(100,000)
Proceeds from bank loans	**4,714**	24,400
Repayment of bank loans	**(28,575)**	(194,164)
Repayment of Non-Guaranteed notes	**(5,600)**	-
Dividends paid	**(13,241)**	(11,732)
Interest paid	**(15,004)**	(19,928)
Increase in deferred finance charges	**-**	(364)
Cash flows from financing activities	**(57,706)**	(27,320)
Net (decrease)/increase in cash and cash equivalents	**(20,083)**	11,767
Cash and cash equivalents at beginning of the year (note 13)	**56,092**	45,411
Effect of exchange rate changes on balances held in foreign currency	**1,546**	(1,086)
Cash and cash equivalents at end of the year (note 13)	**37,555**	56,092

The accompanying notes form an integral part of these financial statements.

Notes to the financial statements

31 december 2001

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by Directors on13 March 2002.

1. Domicile and Activities

Republic Hotels & Resorts Limited (the "Company") is incorporated in the Republic of Singapore with its registered office at 36 Robinson Road, #04-01, City House, Singapore 068877.

The principal activities of the Company are those relating to an hotelier and investment holding. The principal activities of the subsidiaries are set out in note 33 to the financial statements.

The consolidated financial statements for the year ended 31 December 2001 relate to the Company and its subsidiaries (referred to as the "Group") and the Group's interests in associates.

2. Summary of Significant Accounting Policies

(a) Statement of compliance

The financial statements have been prepared in accordance with Singapore Statements of Accounting Standard ("SAS") (including Interpretations of Statements of Accounting Standard) issued by the Institute of Certified Public Accountants of Singapore and the applicable requirements of the Singapore Companies Act, Chapter 50.

(b) Basis of preparation

The financial statements, which are expressed in Singapore dollars unless stated to be expressed in Singapore dollars thousands, are prepared on the historical cost basis except that certain property, plant and equipment are stated at valuation.

In 2001, the Group and the Company have changed their accounting policies as a result of adopting several new or revised accounting standards which have become effective for the financial statements for 2001. The benchmark treatment given in SAS 8 (revised 2000) – *Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies* of applying the changes retrospectively by adjusting the opening balance of the unappropriated profit of the prior and current year has been adopted, unless such treatment is prohibited or modified by the specific transitional provisions set out in the respective standards being adopted. Details of the effects of adopting the standards are given in note 26.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

2. Summary of Significant Accounting Policies (continued)

(c) Basis of consolidation (continued)

(i) Subsidiaries (continued)

For acquisition of subsidiaries which meet the criteria for merger relief under Section 69B of the Companies Act, Chapter 50, and the accounting standard on business combinations applicable at the date of acquisition, the assets, liabilities and results are accounted for under the pooling of interests method. Under this method of accounting, where the consideration paid by the Company exceeds/is less than the nominal value of the issued share capital acquired, the difference is recorded as a merger deficit/reserve. Where a merger deficit arises, the Company may seek approval from the Court to transfer an equivalent amount from the share premium to a special reserve for the purpose of offsetting this deficit.

For acquisition of subsidiaries which are accounted for under the purchase method, fair values are assigned to the assets, principally properties, owned by subsidiaries at the date of acquisition as determined by the directors based on independent professional valuation. Any excess or deficiency of the purchase consideration over the fair values assigned to the net assets acquired is accounted for as goodwill or capital reserve on consolidation. In respect of subsidiaries acquired prior to 1 January 2001, goodwill arising on consolidation is written off directly to capital reserve (see note 2(h) for goodwill (or negative goodwill) arising on acquisition of subsidiaries subsequent to 1 January 2001). As the fair values assigned to the assets are principally represented by the costs incurred by the Group in acquiring the subsidiaries which owned these properties, these fair values are accordingly reflected as costs in the consolidated financial statements.

(ii) Associates

Associates are companies in which the Group has significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. The Group's investment in associates include goodwill or negative goodwill (net of amortisation) on acquisition. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

(iii) Transactions eliminated on consolidation

All significant intra-group transactions, balances and unrealised gains are eliminated on consolidation. Unrealised gains resulting from transactions with associates are eliminated to the extent of the Group's interest in the enterprise. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(iv) Disposals

On disposal of a subsidiary or an associate, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as a movement in Group reserves is included in the calculation of the profit or loss on disposal.

(d) Subsidiaries

Investments in subsidiaries in the Company's balance sheet are stated at cost less impairment losses.

Loans to subsidiaries are stated at cost less allowance for doubtful receivables. Loans from subsidiaries are stated at cost.

2. Summary of Significant Accounting Policies (continued)

(e) Associates

In the Company's balance sheet, investments in associates are stated at cost less impairment losses.

The results of the associates are included in the Company's profit and loss account to the extent of dividends received and receivable, provided the Company's right to receive the dividend is established before the balance sheet date.

(f) Foreign currencies

(i) *Translation of foreign currencies*

Monetary assets and liabilities in foreign currencies are translated into Singapore dollars at rates of exchange closely approximate to those ruling at the balance sheet date. Transactions in foreign currencies are translated at rates ruling on transaction dates. Translation differences are included in the profit and loss account, except where monetary items in substance form part of the Group's net investment in the foreign subsidiaries. The exchange differences arising on such monetary items are recognised directly in equity until disposal of the investments.

(ii) *Financial statements of foreign operations*

The Group's foreign operations are not considered an integral part of the Company's operations. Accordingly, the assets and liabilities of foreign operations are translated to Singapore dollars at the rates of exchange ruling at the balance sheet date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are translated to Singapore dollars at the rates of exchange ruling at the date of acquisition. The results of foreign operations are translated at the average exchange rates for the year. Exchange differences arising on translation are recognised directly in equity.

(g) Property, plant and equipment

(i) *Owned assets*

Freehold land is stated at cost less impairment losses.

Leasehold land is stated at cost or directors' valuation less accumulated depreciation and impairment losses.

Chinaware, glassware, linen, kitchen and bar utensils are stated at cost or at directors' valuation less impairment losses. Major expenditure relating to these items as a result of the increased capacity of hotel operations is stated at cost. Subsequent replacements are charged to the profit and loss account.

Hotel renovation-in-progress is stated at cost less impairment losses.

All other items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

The Group has no formal policy regarding the frequency of revaluation of the property, plant and equipment. Property, plant and equipment are revalued as and when the directors deem it appropriate. The directors' valuations are based on independent professional valuations.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

2. Summary of Significant Accounting Policies (continued)

(g) Property, plant and equipment (continued)

(ii) Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Disposal

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(iv) Depreciation

No depreciation is provided on freehold land, chinaware, glassware, linen, kitchen and bar utensils. Expenditure relating to renovation is capitalised when incurred and no depreciation is provided until the renovation work is completed.

Depreciation is provided on the straight-line basis so as to write off items of property, plant and equipment over their estimated useful lives at the following annual rates:

Leasehold land	–	2%-2.5%
Freehold and leasehold properties and buildings	–	2%-2.5%
Improvements to freehold commercial properties	–	10%
Furniture, fittings, plant and equipment	–	5%-25%
Motor vehicles	–	20%

(h) Intangible assets

(i) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Goodwill is stated at cost less accumulated amortisation and impairment losses. Goodwill is amortised from the date of initial recognition over its estimated useful life of not more than 20 years.

(ii) Negative goodwill

Negative goodwill arising on acquisition represents the excess of the fair value of the identifiable net assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account.

The carrying amount of negative goodwill is deducted from the carrying amount of intangible assets.

2. Summary of Significant Accounting Policies (continued)

(i) Financial assets

Debt and equity securities held for the long-term are stated at cost less allowance for diminution in value which, in the opinion of the directors, are other than temporary.

Debt and equity securities held for the short-term are stated at the lower of cost and market value determined on an item-by-item basis. Any increases or decreases in carrying amount are included in the profit and loss account.

Profits or losses on disposal of financial assets are determined as the difference between the net disposal proceeds and the carrying amount of the financial assets and are accounted for in the profit and loss account as they arise.

(j) Deferred finance charges

Deferred finance charges comprise:

- discount and related expenses associated with the issue of Non-Guaranteed notes, amortised over the duration of the notes;

- expenses associated with the issue of bonds, amortised over the repayment period; and

- expenses incurred in obtaining a bank facility, amortised over the period for which the facility is granted.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value.

During the year, the Group and the Company changed their accounting policy to calculate cost using the weighted average cost formula as the Directors were of the opinion that the change would result in a more appropriate presentation of inventories. Previously, cost was determined on a first-in, first-out basis. The change in accounting policy has no significant impact on the results of the Group and the Company for both the current and the previous years.

(l) Trade and other receivables

Trade and other receivables are stated at their cost less allowance for doubtful receivables.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and bank deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(n) Impairment

The carrying amounts of the Group's assets, other than inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. An impairment loss in respect of assets carried at revalued amount is recognised in the same way as a revaluation decrease. All other impairment losses are recognised in the profit and loss account.

2. Summary of Significant Accounting Policies (continued)

(n) Impairment (continued)

(i) Calculation of recoverable amount

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversal of impairment loss

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised. All reversals of impairment are recognised in the profit and loss account.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

(o) Trade and other payables

Trade and other payables are stated at cost.

(p) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings (including Bonds and Non-Guaranteed notes) are recognised at cost.

(q) Employee benefits

(i) Defined contribution plans

Contributions to defined contribution pension plans are recognised as an expense in the profit and loss account as incurred.

(ii) Defined benefit severance and retirement plans

The Group's net obligation in respect of defined benefit severance and retirement plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary once every three years using the projected unit credit method; in the intervening years the calculation is updated based on information received from the actuary.

When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the profit and loss account.

2. Summary of Significant Accounting Policies (continued)

(q) Employee benefits (continued)

(ii) *Defined benefit severance and retirement plans (continued)*

In calculating the Group's obligation in respect of a plan, any actuarial gain or loss is recognised in the profit and loss account immediately.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(r) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Deferred tax benefits are recognised in the financial statements only to the extent of any deferred tax liability or when such benefits are reasonably expected to be realisable in the near future.

(s) Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are declared.

(t) Revenue recognition

(i) Revenue arising from hotel operations is recognised in the profit and loss account when the relevant services are rendered.

(ii) Rental income receivable under operating leases is recognised in the profit and loss account on a straight-line basis over the term of the tenancy.

(iii) Dividend income is recognised in the profit and loss account when the shareholder's right to receive payment is established.

(iv) Interest income is recognised in the profit and loss account on an accrual basis.

(u) Operating leases

Rental payable under operating leases are accounted for in the profit and loss account on a straight line basis over the periods of the respective leases.

(v) Finance costs

Interest expense and similar charges are expensed in the profit and loss account in the period in which they are incurred.

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

3. Property, Plant and Equipment

	Freehold Land $'000 At Cost	Leasehold Land $'000 At Cost	Leasehold Land $'000 At Valuation	Freehold Hotel Buildings $'000 At Cost	Leasehold Hotel Buildings $'000 At Cost	Freehold Commercial Properties & Improvements $'000 At Cost
The Group						
Cost/Valuation						
At 1 January 2001	297,017	8,920	10,275	412,044	46,888	87,650
Translation difference on consolidation	4,248	222	-	4,864	2,452	-
Additions	460	-	-	140	9	-
Disposals/write-offs	-	-	-	-	(5)	-
Transfer	-	-	-	2,133	-	(8)
At 31 December 2001	301,725	9,142	10,275	419,181	49,344	87,642
Depreciation						
At 1 January 2001	-	207	2,404	58,852	12,462	35,162
Translation difference on consolidation	-	16	-	284	461	-
Charge for the year	-	56	119	8,376	1,577	1,999
Disposals/write-offs	-	-	-	-	-	-
Transfer	-	-	-	237	-	-
At 31 December 2001	-	279	2,523	67,749	14,500	37,161
Depreciation charge for 2000	-	54	119	8,820	1,546	2,000
Carrying amount						
At 31 December 2001						
- At directors' valuation in 1980	-	-	7,752	-	-	-
- At cost	301,725	8,863	-	351,432	34,844	50,481
	301,725	8,863	7,752	351,432	34,844	50,481
At 31 December 2000						
- At directors' valuation in 1980	-	-	7,871	-	-	-
- At cost	297,017	8,713	-	353,192	34,426	52,488
	297,017	8,713	7,871	353,192	34,426	52,488

The carrying amount of properties under operating leases as at 31 December 2001 was $51,991,000 (2000: $54,042,000). The accumulated depreciation of these properties as at 31 December 2001 was $37,856,000 (2000: $35,813,000). Depreciation charge for the year was $2,043,000 (2000: $2,044,000).

Freehold Property $'000 At Cost	Leasehold Properties $'000 At Cost	Chinaware, Glassware, Linen & Utensils $'000 At Cost	$'000 At Valuation	Furniture, Fittings, Plant & Equipment $'000 At Cost	Motor Vehicles $'000 At Cost	Hotel Renovation-in-Progress $'000 At Cost	Total $'000
206	1,999	8,545	220	182,346	1,857	6,561	1,064,528
-	-	226	-	2,881	17	-	14,910
-	-	282	-	20,480	267	144	21,782
-	-	(11)	-	(3,659)	(204)	-	(3,879)
-	-	92	-	4,344	-	(6,561)	-
206	1,999	9,134	220	206,392	1,937	144	1,097,341
58	593	-	-	98,631	1,269	-	209,638
-	-	-	-	1,878	12	-	2,651
4	40	-	-	19,023	208	-	31,402
-	-	-	-	(2,655)	(204)	-	(2,859)
-	-	-	-	(237)	-	-	-
62	633	-	-	116,640	1,285	-	240,832
4	40	-	-	16,489	202	-	29,274
-	-	-	220	-	-	-	7,972
144	1,366	9,134	-	89,752	652	144	848,537
144	1,366	9,134	220	89,752	652	144	856,509
-	-	-	220	-	-	-	8,091
148	1,406	8,545	-	83,715	588	6,561	846,799
148	1,406	8,545	220	83,715	588	6,561	854,890

During the financial year, the Group acquired property, plant and equipment amounting to $21,782,000 (2000: $39,386,000) with cash payments of $18,991,000 (2000: $34,336,000) and the remaining balance was included as part of other payables.

3. Property, Plant and Equipment (continued)

	Leasehold Land $'000 At Valuation	Leasehold Hotel Building $'000 At Cost	Furniture, Fittings, Plant & Equipment $'000 At Cost	Chinaware, Glassware, Linen & Utensils $'000 At Valuation	Motor Vehicles $'000 At Cost	Hotel Renovation-in-Progress $'000 At Cost	Total $'000
The Company							
Cost/Valuation							
At 1 January 2001	10,275	11,263	23,886	220	590	-	46,234
Additions	-	-	510	-	-	102	612
Disposals/write-offs	-	(4)	(339)	-	-	-	(343)
At 31 December 2001	10,275	11,259	24,057	220	590	102	46,503
Depreciation							
At 1 January 2001	2,404	4,443	20,272	-	399	-	27,518
Charge for the year	119	225	1,053	-	87	-	1,484
Disposals/write-offs	-	(1)	(267)	-	-	-	(268)
At 31 December 2001	2,523	4,667	21,058	-	486	-	28,734
Depreciation charge for 2000	119	224	1,944	-	122	-	2,409
Carrying amount							
At 31 December 2001							
- At directors' valuation in 1980	7,752	-	-	220	-	-	7,972
- At cost	-	6,592	2,999	-	104	102	9,797
	7,752	6,592	2,999	220	104	102	17,769
At 31 December 2000							
- At directors' valuation in 1980	7,871	-	-	220	-	-	8,091
- At cost	-	6,820	3,614	-	191	-	10,625
	7,871	6,820	3,614	220	191	-	18,716

4. Subsidiaries

	The Company	
	2001	2000
	$'000	$'000
(i) Investments in Subsidiaries		
Unquoted shares, at cost	**443,533**	443,533
Less:		
Impairment losses		
At 1 January	**12,500**	8,750
Charge to the profit and loss account	**12,000**	3,750
At 31 December	**24,500**	12,500
	419,033	431,033
(ii) Loans to/(from) Subsidiaries		
Loan account		
- interest-bearing	**3,651**	2,482
Less:		
Allowance for doubtful receivables made during the year	**1,800**	-
	1,851	2,482
Loan account		
- interest-free	**308,997**	307,926
Less:		
Allowance for doubtful receivables		
At 1 January	**12,075**	7,325
Allowance made during the year	**-**	4,750
At 31 December	**12,075**	12,075
	296,922	295,851
	298,773	298,333
Loan account		
- interest-free	**(48,087)**	(37,079)
(iii) Amounts Owing by/(to) Subsidiaries (note 12)		
Current account (mainly non-trade, interest-free)	**18,568**	6,738
Current account (mainly non-trade)		
- interest-free	**(1,453)**	(1,451)
- interest-bearing	**(1,001)**	(236)
	(2,454)	(1,687)

4. Subsidiaries (continued)

The balances with subsidiaries are unsecured. Although there are no fixed terms of repayment for these balances, the management of the parties involved do not intend for these balances to be repaid within the next 12 months, except for the current accounts. In respect of interest bearing loans and current accounts, interest at 0.438% to 5.75% (2000: 1.75% to 5.75%) per annum was charged.

Further details regarding subsidiaries are set out in note 33.

5. Associates

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Unquoted shares, at cost	**7,325**	7,325	-	-
Quoted shares, at cost	**12,988**	20,016	-	-
	20,313	27,341	-	-
Less:				
Goodwill arising on acquisition	**(2,640)**	(2,640)	-	-
	17,673	24,701	-	-
Share of post-acquisition retained profit	**4,018**	2,098	-	-
Translation difference on consolidation	**(6,048)**	(6,394)	-	-
	15,643	20,405	-	-
Market value of quoted shares	*	*	-	-

* *Market value was not readily available as there were no transactions during the year.*

Further details regarding associates are set out in note 34.

6. Other Financial Assets

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
(i) Non-Current Financial Assets				
At cost				
Equity securities				
- Quoted	**1,359**	1,359	**-**	-
- Unquoted	**15**	15	**15**	15
	1,374	1,374	**15**	15
	1,374	1,374	**15**	15
Less:				
Allowance for diminution in value	**245**	245	**-**	-
	1,129	1,129	**15**	15
(ii) Current Financial Assets				
At cost				
Quoted equity securities	**2,311**	2,311	**-**	-
Commercial papers	**-**	399	**-**	399
	2,311	2,710	**-**	399
Less:				
Allowance for diminution in value				
At 1 January	**1,814**	1,603	**399**	399
Allowance made during the year	**206**	211	**-**	-
Allowance used during the year	**(399)**	-	**(399)**	-
At 31 December	**1,621**	1,814	**-**	399
	690	896	**-**	-

7. Deferred Finance Charges

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Cost				
At 1 January	**1,976**	1,730	**364**	-
Additions	**-**	364	**-**	364
Translation difference on consolidation	**36**	(118)	**-**	-
At 31 December	**2,012**	1,976	**364**	364
Less:				
Amortisation				
At 1 January	**454**	30	**38**	-
Amortisation during the year	**638**	473	**81**	38
Translation difference on consolidation	**24**	(49)	**-**	-
At 31 December	**1,116**	454	**119**	38
	896	1,522	**245**	326

8. Inventories

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Food, beverages, liquor and tobacco	**1,570**	2,095	**130**	200
Operating supplies	**1,300**	1,346	**95**	104
	2,870	3,441	**225**	304

9. Trade and Other Receivables

		The Group		The Company	
		2001	2000	**2001**	2000
	Note	**$'000**	$'000	**$'000**	$'000
Trade receivables	10	**10,327**	12,412	**834**	1,073
Other receivables, deposits and prepayments	11	**4,121**	4,265	**107**	103
Amounts owing by related corporations	12	**55**	55	**18,583**	6,750
Amount owing by an associate (non-trade)		**174**	-	**-**	-
		14,677	16,732	**19,524**	7,926

The amount owing by an associate is unsecured and interest-free.

10. Trade Receivables

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Trade receivables	**10,674**	13,028	**834**	1,085
Less:				
Allowance for doubtful receivables				
At 1 January	**616**	564	**12**	18
Allowance made during the year	**166**	141	**-**	-
Allowance used during the year	**(112)**	(60)	**-**	-
Allowance reversed during the year	**(323)**	(29)	**(12)**	(6)
At 31 December	**347**	616	**-**	12
	10,327	12,412	**834**	1,073

11. Other Receivables, Deposits and Prepayments

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Other receivables (principally interest receivable and other recoverables)	**797**	900	**3**	28
Deposits	**2,455**	2,747	**50**	31
Prepayments	**869**	618	**54**	44
	4,121	4,265	**107**	103

12. Amounts Owing by/(to) Related Corporations

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Amounts owing by:				
Current account (mainly non-trade, interest-free):				
- Intermediate holding company	**-**	1	**-**	1
- Subsidiaries (note 4)	**-**	-	**18,568**	6,738
- Other related corporations	**15**	11	**15**	11
	15	12	**18,583**	6,750
Balance carried forward	**15**	12	**18,583**	6,750

12. Amounts Owing by/(to) Related Corporations (continued)

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Balance brought forward	**15**	12	**18,583**	6,750
Current account (mainly trade):				
- Other related corporations	**40**	43	**-**	-
	55	55	**18,583**	6,750
Amounts owing to:				
Current account (mainly non-trade, interest-free):				
- Subsidiaries (note 4)	**-**	-	**(1,453)**	(1,451)
- Other related corporations	**(3,923)**	(4,231)	**(791)**	(1,883)
	(3,923)	(4,231)	**(2,244)**	(3,334)
Current account (mainly non-trade, interest-bearing):				
- Intermediate holding company	**(75)**	-	**-**	-
- Subsidiaries (note 4)	**-**	-	**(1,001)**	(236)
- Other related corporations	**(1,035)**	(3,092)	**-**	-
	(1,110)	(3,092)	**(1,001)**	(236)
	(5,033)	(7,323)	**(3,245)**	(3,570)

All balances with related corporations are unsecured. In respect of interest-bearing current accounts of the Group, interest at 3.2% to 5.25% (2000: 1.75% to 6.0%) per annum was charged.

13. Cash and Cash Equivalents

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Cash at banks and in hand	**20,097**	34,101	**734**	1,848
Fixed deposits placed with financial institutions				
- related corporation	**4,005**	6,916	**3,004**	3,406
- others	**15,172**	16,969	**4,172**	3,991
	39,274	57,986	**7,910**	9,245
Bank overdrafts (unsecured)	**(1,719)**	(1,894)		
Cash and cash equivalents in the consolidated statement of cash flows	**37,555**	56,092		

14. Trade and Other Payables

		The Group		The Company	
		2001	2000	**2001**	2000
	Note	**$'000**	$'000	**$'000**	$'000
Trade payables		**6,223**	6,828	**643**	598
Accrued operating expenses		**12,063**	15,820	**2,290**	3,057
Other payables	15	**17,156**	20,624	**452**	331
Rental deposits		**3,372**	3,379	**126**	147
Amounts owing to related corporations	12	**5,033**	7,323	**3,245**	3,570
		43,847	53,974	**6,756**	7,703

15. Other Payables

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Amounts payable in connection with:				
Property development project	**8,688**	9,024	**-**	-
Purchase of property, plant and equipment	**2,791**	5,980	**313**	149
Rental deposits	**9,355**	11,665	**-**	-
Others (principally deposits and retention sums)	**5,677**	5,620	**139**	182
	26,511	32,289	**452**	331
Repayable:				
Within 12 months	**17,156**	20,624	**452**	331
After 12 months	**9,355**	11,665	**-**	-
	26,511	32,289	**452**	331

The amount payable in connection with a property development project relates to the remaining balance payable in relation to a project undertaken by a subsidiary, Harbour View Hotel Pte. Ltd., before its acquisition by the Company in August 1995.

16. Interest-Bearing Loans and Borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and currency risk, refer to note 30.

		The Group		The Company	
		2001	2000	**2001**	2000
	Note	**$'000**	$'000	**$'000**	$'000
Non-current liabilities					
Secured bank loan		**-**	15,584	**-**	-
Unsecured bank loans		**19,500**	20,000	**17,000**	20,000
5.275% Unsecured Bonds	17	**60,000**	60,000	**60,000**	60,000
Non-Guaranteed notes	18	**-**	143,846	**-**	-
		79,500	239,430	**77,000**	80,000
Current liabilities					
Secured bank loan		**-**	4,329	**-**	-
Unsecured bank loans		**2,314**	4,400	**-**	-
Non-Guaranteed notes	18	**141,399**	-	**-**	-
		143,713	8,729	**-**	-

16. Interest-Bearing Loans and Borrowings (continued)

Terms and debt repayment schedule

	Note	Total $'000	Within 1 year $'000	After 1 year but within 5 years $'000
The Group				
Unsecured bank loans: S$21,814,000 variable at 1.88% to 4.25% (2000: 3.50% to 6.78%) per annum	30	21,814	2,314	19,500
5.275% Unsecured Bonds due 2005	30	60,000	-	60,000
Non-Guaranteed notes KRW 101 billion variable at 6.06% to 8.24% (2000: 8.15% to 8.46%) per annum	30	141,399	141,399	-
		223,213	143,713	79,500
The Company				
Unsecured bank loan: S$17,000,000 variable at 1.88% to 3.74% (2000: 3.73% to 3.74%) per annum	30	17,000	-	17,000
5.275% Unsecured Bonds due 2005	30	60,000	-	60,000
		77,000	-	77,000

Included in bank loans are the following:

(i) Secured term loan of $Nil (2000: $19,913,000 (US$11,500,000))

This loan was fully repaid during the year. Interest at 4.863% to 7.175% (2000: 6.825% to 7.925%) per annum was charged during the year.

16. Interest-Bearing Loans and Borrowings (continued)

(ii) Unsecured revolving loan of $17,000,000 (2000: $20,000,000)

The Company has a revolving loan facility which is available till July 2003.

Under the terms of the loan agreement, so long as the loan remains outstanding, all borrowings of the Group shall not exceed an amount equal to 2 times the Adjusted Consolidated Tangible Net Worth as calculated in accordance with the provisions of the loan agreement.

This revolving loan is supported by the Company's undertaking not to sell, transfer or otherwise dispose of certain of the Group's properties without the prior consent of the bank, unless the provisions under the loan agreement are met. In addition, the Company and certain of its subsidiaries shall not create any mortgage, charge, security, or other encumbrances on their assets unless such charge is extended equally and rateably to the indebtedness of the Company.

17. Unsecured Bonds

The 5.275% Unsecured Bonds Due 2005 issued by the Company are constituted by a Trust Deed dated 4 July 2000.

The Bonds were issued in bearer form with coupons attached and in the denomination of $250,000 each.

The Bonds bear interest at a fixed rate of 5.275% per annum payable semi-annually in arrears.

The Bonds constitute direct, unconditional and unsecured obligations of the Company ranking pari passu among themselves and pari passu with all other present and future unsecured obligations (other than subordinated obligations and priorities created by law or the Trust Deed).

The Company or any of its related corporations (as defined by the Singapore Companies Act, Chapter 50) may at any time purchase the Bonds by tender (available to all Bondholders alike) or by private treaty.

Unless previously purchased and cancelled, the Bonds will be redeemed at 100% of their principal amount on 13 July 2005.

Under the terms of the Trust Deed, so long as any of the Bonds remains outstanding, all borrowings of the Group shall not exceed an amount equal to 2 times the Adjusted Consolidated Tangible Net Worth as calculated in accordance with the provisions of the Trust Deed.

The Company and certain of its subsidiaries shall not sell, transfer or otherwise dispose of certain properties, unless the provisions under the Trust Deed are complied with.

In addition, the Company and certain of its subsidiaries shall not create any mortgage, charge, security or other encumbrances on their assets unless such charge is extended equally and rateably to the indebtedness of the Company in respect of the Bonds.

18. Non-Guaranteed Notes

Unless previously redeemed or purchased and cancelled, the $141,399,000 (KRW101 billion) [2000: $143,846,000 (KRW105 billion)] of Non-Guaranteed notes ("Notes") issued by a subsidiary are redeemable at the principal amount in November 2002. These Notes were issued in bearer forms with coupons attached at a discount as follows:

- Five (2000: Five) Notes in the denomination of KRW10 billion each
- Ten (2000: Ten) Notes in the denomination of KRW5 billion each
- Nil (2000: Four) Notes in the denomination of KRW1 billion each
- Ten (2000: Ten) Notes in the denomination of KRW0.1 billion each

These Notes bear interest at a floating rate, determined in accordance with the three month certificate of deposit rate in Korea plus 1.3% per annum payable quarterly in arrears. These Notes are collaterised on the land and hotel building of a subsidiary, with a carrying value of $356,145,000 (2000: $351,808,000).

19. Employee Benefits

		The Group		The Company	
		2001	2000	**2001**	2000
	Note	**$'000**	$'000	**$'000**	$'000
Liability for:-					
- defined benefit obligations		**14,898**	15,460	**-**	-
- short term accumulating compensated absences	26	**525**	329	**232**	75
		15,423	15,789	**232**	75
Non-current		**14,878**	15,450	**-**	-
Current		**545**	339	**232**	75
		15,423	15,789	**232**	75

19. Employee Benefits (continued)

Liability for defined benefit obligations

The liability for defined benefit obligations represents the present value of unfunded obligations under a subsidiary's defined benefit plan that provides severance and retirement benefits.

Movements in the net liability recognised in the balance sheet

	Note	The Group	
		2001	2000
		$'000	$'000
At 1 January		15,460	18,469
Expense recognised during the year	24	4,285	4,383
Payments made during the year		(5,296)	(6,160)
Translation difference on consolidation		449	(1,232)
At 31 December		14,898	15,460

Expense recognised in the profit and loss account

	The Group	
	2001	2000
	$'000	$'000
Current service costs	2,554	2,159
Interest on obligation	1,261	1,741
Actuarial losses	470	483
	4,285	4,383

The expense is recognised in the following line items in the profit and loss account:

	Note	The Group	
		2001	2000
		$'000	$'000
Cost of sales		3,591	3,634
Administrative expenses		228	255
Other operating expenses		466	494
	24	4,285	4,383

19. Employee Benefits (continued)

Principal actuarial assumptions

Principal actuarial assumptions at the balance sheet date:

	2001 %	2000 %
Discount rate at 31 December	7.06	9.40
Future salary increases	7.06	9.40

Net actuarial results are recognised immediately in the profit and loss account.

20. Taxation

	The Group		The Company	
	2001 **$'000**	2000 $'000	**2001** **$'000**	2000 $'000
(a) Tax Charge				
Current				
- Based on current year's results	**7,443**	9,088	**6,904**	9,055
- Under/(Over)provision in respect of prior years	**107**	(442)	**-**	-
	7,550	8,646	**6,904**	9,055
Share of associate's tax charge	**721**	855	**-**	-
	8,271	9,501	**6,904**	9,055
Deferred				
- Based on current year's results	**116**	(93)	**(225)**	(352)
- Under/(Over)provision in respect of prior years	**1,074**	(314)	**(49)**	(93)
	1,190	(407)	**(274)**	(445)
	9,461	9,094	**6,630**	8,610

20. Taxation (continued)

(a) Tax Charge (continued)

The Company

The tax charge for the Company is higher than that arrived at by applying the statutory tax rate of 24.5% (2000: 25.5%) to the profit before taxation for the year, due to the non-deductibility of certain expenses for tax purposes. These expenses comprise principally depreciation on hotel building and leasehold land.

The Group

The tax charge for the Group differs from that arrived at by applying the statutory tax rate of 24.5% (2000: 25.5%) to the profit before taxation for the year. This is mainly due to:

(i) certain expenses, principally depreciation on hotel buildings and leasehold land, being disallowable for tax purposes;

(ii) losses incurred by some subsidiaries which cannot be offset against profits earned by other companies in the Group. However, these losses are available for set-off against future profits of the respective subsidiaries subject to the agreement by the tax authorities and compliance with tax regulations in the respective countries in which the subsidiaries operate; and

(iii) the operations of the Group being carried out in different countries with varying statutory tax rates.

At the balance sheet date, certain subsidiaries have estimated unutilised tax losses and unabsorbed wear and tear allowances of $11,249,000 (2000: $11,987,000) and $11,400,000 (2000: $7,302,000), respectively, which are available for carry forward and set-off against future taxable income in their respective financial statements, subject to the agreement by the tax authorities and compliance with tax regulations in the respective countries in which the subsidiaries operate.

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
(b) Provision for Taxation				
At 1 January	**12,042**	12,574	**2,556**	1,538
Provision made during the year	**7,550**	8,646	**6,904**	9,055
Payment during the year	**(8,646)**	(9,178)	**(7,641)**	(8,037)
At 31 December	**10,946**	12,042	**1,819**	2,556

20. Taxation (continued)

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
(c) Deferred Taxation				
At 1 January	**22,557**	23,358	**1,266**	1,711
Translation difference on consolidation	**66**	(174)	**-**	-
Transfer to profit and loss account	**1,190**	(407)	**(274)**	(445)
Transfer to capital reserve upon reduction in potential income tax liability arising from the assignment of fair market values to assets as a result of the reduction in tax rate	**(426)**	(220)	**-**	-
At 31 December	**23,387**	22,557	**992**	1,266
Representing:				
Deferred tax liability in respect of timing differences relating to property, plant and equipment and other items	**13,756**	12,162	**992**	1,266
Potential income tax liability arising from the assignment of fair market values to assets held by a subsidiary at the time of acquisition	**9,631**	10,395	**-**	-
	23,387	22,557	**992**	1,266

21. Share Capital

	The Company	
	2001	2000
	$'000	$'000
Authorised:		
1,000,000,000 (2000: 1,000,000,000) ordinary shares of $1 each	**1,000,000**	1,000,000

21. Share Capital (continued)

	The Company	
	2001	2000
	$'000	$'000
Issued and fully paid:		
At 1 January, 501,063,912 (2000: 286,321,358) ordinary shares of $1 each	**501,064**	286,321
Rights issue		
- Nil (2000: 214,741,018) ordinary shares of $1 each		
Exercise of warrants	**-**	214,741
- Nil (2000: 1,536) ordinary shares of $1 each at a premium of $0.26 each	**-**	2
At 31 December, 501,063,912 (2000: 501,063,912) ordinary shares of $1 each	**501,064**	501,064

22. Reserves

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Share premium	**28,202**	28,202	**28,202**	28,202
Special reserve	**-**	-	**58,653**	58,653
Capital reserves	**25,649**	25,223	**14,887**	14,887
Foreign currency translation reserve	**(18,301)**	(26,836)	**-**	-
Unappropriated profit	**67,184**	63,407	**25,802**	34,413
	102,734	89,996	**127,544**	136,155

The Group and the Company

The application of the share premium account is governed by Sections 69-69F of the Companies Act, Chapter 50.

In 1994, a sum of $58,653,000 was transferred from share premium to special reserve after approvals were received from the shareholders at an extraordinary general meeting held on 18 February 1994 and the High Court of the Republic of Singapore on 7 October 1994. This amount was used to set-off against the merger deficit arising on consolidation.

22. Reserves (continued)

Capital reserves comprise the following:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Unrealised surplus on revaluation of land	**2,650**	2,650	**2,650**	2,650
Surplus on disposal of unquoted investment	**8**	8	**8**	8
Premium arising from issue of bonds with warrants, net of issue expenses	**12,229**	12,229	**12,229**	12,229
Capital reserve arising on consolidation	**10,762**	10,336	**-**	-
	25,649	25,223	**14,887**	14,887

Foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries and associates, and intercompany balances which represent an extension of the Company's net investment in its foreign subsidiaries.

23. Revenue

Revenue of the Company comprises revenue from hotel operations and dividend income.

Revenue of the Group comprises revenue from hotel operations, gross rental income and dividend income.

(a) The amount of each significant category of revenue recognised during the year is as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Hotel operations	**227,906**	236,892	**43,949**	48,944
Property	**4,935**	4,905	**-**	-
Investment	**15**	15	**-**	-
	232,856	241,812	**43,949**	48,944

(b) Revenue from hotel operations includes the following:

Gross dividend from investments				
- Unquoted subsidiaries	**-**	-	**26,462**	31,248
- Equity securities				
- quoted	**64**	99	**-**	-
- unquoted	**-**	1	**-**	-

24. Profit From Ordinary Activities Before Taxation And Minority Interests

Profit from ordinary activities before taxation and minority interests includes the following:

		Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
(a)	**Other income**					
	(Loss)/Gain on disposals of property, plant and equipment (net)		(12)	41	-	(3)
	Interest income					
	- subsidiaries		-	-	189	3,721
	- bank deposits					
	- related corporation		130	387	84	211
	- other financial institutions		1,112	1,392	27	119
	Exchange gain (net)		629	1,146	90	1,492
	Management fee		-	67	-	96
	Others		64	114	67	186
			1,923	3,147	457	5,822
(b)	**Staff costs**					
	Wages and salaries		64,143	67,665	5,151	5,620
	Contributions to defined contribution plans		3,137	2,280	527	407
	Increase in liability for defined benefit obligations	19	4,285	4,383	-	-
	Increase in liability for short-term accumulating compensated absences	19	196	108	157	75
			71,761	74,436	5,835	6,102
	Average number of employees for the year		2,559	2,608	193	190

24. Profit From Ordinary Activities Before Taxation And Minority Interests (continued)

(c) Other operating expenses

Other operating expenses include the following items:-

		The Group		The Company	
		2001	2000	**2001**	2000
	Note	**$'000**	$'000	**$'000**	$'000
Impairment loss on:					
- leasehold hotel building		**-**	8,500	**-**	-
- investments in subsidiaries	4	**-**	-	**12,000**	3,750
Allowance for doubtful receivables from subsidiaries	4	**-**	-	**1,800**	4,750
		-	8,500	**13,800**	8,500

(d) Other expenses

	Note	**2001**	2000	**2001**	2000
Allowances made for					
- diminution in value of quoted equity securities	6	**206**	211	**-**	-
- doubtful trade receivables	10	**166**	141	**-**	-
Allowances reversed for doubtful trade receivables	10	**(323)**	(29)	**(12)**	(6)
Amortisation of deferred finance charges	7	**638**	473	**81**	38
Auditors' remuneration					
- auditors of the Company					
- current year		**233**	244	**74**	75
- overprovision in respect of prior year		**-**	(2)	**-**	-
- other auditors					
- current year		**109**	151	**-**	-
- overprovision in respect of prior year		**(24)**	-	**-**	-
Cost of inventories		**27,605**	27,398	**2,483**	2,438
Depreciation of property, plant and equipment	3	**31,402**	29,274	**1,484**	2,409
Other professional fees					
- auditors of the Company		**80**	53	**23**	9
- other auditors		**39**	12	**-**	-
Operating lease expenses					
- intermediate holding company		**446**	26	**-**	-
- other related corporation		**50**	50	**-**	-
Property, plant and equipment written off		**814**	2,051	**29**	27

24. Profit From Ordinary Activities Before Taxation And Minority Interests (continued)

(e) Directors' remuneration

Directors' remuneration is recognised in the following line items in the profit and loss accounts:-

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Staff costs				
- directors of the Company *	**199**	246	**199**	246
Other operating expenses				
- directors' fees				
- directors of the Company *	**225**	226	**205**	205
- other directors	**28**	36	**-**	-
	452	508	**404**	451

* Directors' remuneration under the requirements of the Singapore Exchange Securities Trading Limited:

Remuneration Bands	Number of Directors	
	2001	2000
$500,000 and above	**-**	-
$250,000 to $499,999	**1**	1
Below $250,000	**11**	11
	12	12

(f) Finance costs

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Interest expense				
- subsidiaries	**-**	-	**14**	31
- other related corporations	**116**	172	**106**	-
- bank loans and overdrafts	**1,467**	5,250	**629**	3,299
- Unsecured Bonds	**3,165**	2,822	**3,165**	2,822
- Non-Guaranteed notes	**9,694**	13,401	**-**	-
	14,442	21,645	**3,914**	6,152

25. Earnings Per Share

		2001 **$'000**	2000 $'000
The basic earnings per share is based on:			
(i)	Net profit for the year	**17,018**	8,659

		2001 **No. of shares**	2000 No. of shares
(ii)	Weighted average number of ordinary shares in issue	**501,063,912**	435,234,270

26. Changes in Accounting Policies

(a) Adoption of new/revised accounting standards and their effects

In 2001, the Group and the Company have adopted nine new/revised standards in the manner elaborated below:

SAS 8 (revised 2000)-Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies

The adoption of SAS 8 has resulted in the Group and the Company reclassifying items previously disclosed as extraordinary items to other operating expenses.

SAS 10 (revised 2000)-Events after the Balance Sheet date

The adoption of SAS 10 has resulted in the Group and the Company reversing the liability for proposed final dividends. The new accounting policy is to recognise proposed final dividends only after they have been formally declared payable by the shareholders (refer to note 27).

In addition, the Company has reversed the proposed final dividend receivable from subsidiaries. The new accounting policy is to recognise the dividends when the shareholder's right to receive payment is established (refer to note 23).

These changes have been applied retrospectively by adjusting the opening balances of unappropriated profit at 1 January 2000 and 2001; comparatives have been restated.

SAS 17 (2000)-Employee Benefits

The adoption of SAS 17 has resulted in the Group and the Company making provisions for the obligations in respect of short-term employee benefits in the form of accumulating compensated balances. These obligations are provided when the employees render services that increase their entitlement to future compensated absences (refer to note 19).

In addition, the Group has changed its method of calculating its net obligation in respect of its defined benefit severance and retirement plans. The calculation is performed using the projected unit credit method (refer to note 2(q) and 19). Previously, the obligation was calculated based on the length of service and rate of pay of the employees at the time of termination.

The new accounting policy has been applied retrospectively by adjusting the opening balances of unappropriated profit at 1 January 2000 and 2001; comparatives have been restated.

26. Changes in Accounting Policies (continued)

(a) Adoption of new/revised accounting standards and their effects (continued)

SAS 22 (revised 2000)-Business Combinations

On adoption of SAS 22, the Group has changed the accounting policy on the treatment of goodwill and negative goodwill arising on acquisition of businesses (refer to note 2(h)). The Group has adopted the transitional provision of not restating the goodwill (negative goodwill) that has previously been written off against capital reserve, with the view of including the attributable goodwill (negative goodwill) in the determination of profit or loss when the businesses are disposed of or discontinued. The result of adopting this choice of transitional provision is that the adoption of SAS 22 has no effect on the comparatives or the opening balances of unappropriated profit.

Other Standards

The adoption of SAS 31 (2000)-Provisions, Contingent Liabilities and Contingent Assets, SAS 32 (2000)-Financial Instruments: Disclosure and Presentation, SAS 34 (2000)-Intangible Assets, SAS 35 (2000)-Discontinuing Operations and SAS 36 (2000)-Impairment of Assets, has not given rise to any adjustments to the opening balances of unappropriated profit of the prior and current periods or to changes in comparatives.

(b) Effects of changes in accounting policies

The changes in accounting policies, to the extent that they are applied retrospectively, have the following impact (net of tax):

		The Group		The Company	
		2001	2000	**2001**	2000
	Note	**$'000**	$'000	**$'000**	$'000
Effect of changes in accounting policies on unappropriated profit:					
Unappropriated profit brought forward, as previously reported		**56,518**	62,783	**30,231**	37,704
Effect of adopting:					
- SAS 10 (dividends proposed)	27	**7,566**	4,266	**7,566**	4,266
- SAS 10 (dividend income)		**-**	-	**(3,309)**	(10,683)
- SAS 17 (employee benefits)		**(677)**	(569)	**(75)**	-
		6,889	3,697	**4,182**	(6,417)
Unappropriated profit brought forward, as restated		**63,407**	66,480	**34,413**	31,287

26. Changes in Accounting Policies (continued)

(b) Effects of changes in accounting policies (continued)

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Effect of changes in accounting policies on net profit for the year:					
Net profit before changes in accounting policies		**17,214**	8,767	**1,478**	7,559
Effect of adopting:					
- SAS 10 (dividend income)		**-**	-	**3,309**	7,374
- SAS 17 (employee benefits)		**(196)**	(108)	**(157)**	(75)
Net profit for the year		**17,018**	8,659	**4,630**	14,858

27. Dividends

	Note	The Group and The Company 2001 $'000	The Group and The Company 2000 $'000
As previously reported:			
Interim dividend paid of 2% less tax at 25.5%		**-**	7,466
Final dividend proposed of 2% less tax at 24.5%		**-**	7,566
		-	15,032
Effect of adopting SAS 10:			
- Reversal of final dividend proposed of 2% less tax at 24.5%		**-**	(7,566)
- Final dividend paid of 2% less tax at 25.5% in respect of year 1999	26	**-**	4,266
		-	(3,300)
Final dividend paid of 2% less tax at 24.5% in respect of year 2000	26	**7,566**	-
Interim dividend paid of 1.5% less tax at 24.5% in respect of year 2001		**5,675**	-
		13,241	11,732

27. Dividends (continued)

After the balance sheet date, the Directors proposed the following dividends. The dividends have not been provided for.

	The Group and The Company	
	2001 $'000	2000 $'000
Final dividend proposed of 2% (2000: 2%) less tax at 24.5% (2000: 24.5%)	**7,566**	7,566
Special dividend proposed of 2.5% (2000: Nil%) less tax at 24.5% (2000: 24.5%)	**9,457**	-
	17,023	7,566

28. Significant Related Party Transactions

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the transactions disclosed elsewhere in the financial statements, there were the following significant related party transactions during the financial year:

		The Group		The Company	
		2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
(a)	Pricing determined in the normal course of business:				
	Rental received/receivable from				
	- subsidiaries	**-**	-	**75**	160
	- other related corporations	**287**	290	**23**	26
	Purchase of services from related corporations	**333**	364	**-**	-
(b)	Pricing determined on agreed terms:				
	Management fee paid/payable to				
	- intermediate holding company	**19**	13	**-**	-
	- other related corporations	**3,264**	3,017	**577**	583
	- affiliated company	**93**	-	**-**	-
	Provision of accounting, purchasing and marketing services by a related corporation	**1,317**	3,267	**216**	522
	Management fee received/receivable from				
	- subsidiary	**-**	-	**-**	29
	- other related corporation	**-**	67	**-**	67
	Purchase of services from a related corporation	**-**	139	**-**	-

An affiliated company is defined as a company in which a minority shareholder of a subsidiary has a substantial financial interest.

29. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

(i) Business Segments

The Group comprises the following main business segments:

Hotel operations	:	Own and manage hotels
Property	:	Investment in properties
Investment	:	Securities investment and trading

(ii) Geographical Segments

The hotel operations, property and investment segments operate in five principal geographical areas, namely, Singapore, Malaysia, Indonesia, Philippines and Korea.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location where the services are rendered. Segment assets are based on the geographical location of the assets.

Business Segment

	Hotel Operations $'000	Property $'000	Investment $'000	Other Operations $'000	Consolidated $'000
Revenue and Expenses					
2001					
Total revenue from external customers	227,906	4,935	15	-	232,856
Segment results	37,084	1,221	(112)	14	38,207
Finance costs	(14,442)	-	-	-	(14,442)
Share of profit of associate	2,846	-	-	-	2,846
Profit/(Loss) from ordinary activities before taxation and minority interests	25,488	1,221	(112)	14	26,611
Taxation					(9,461)
Profit from ordinary activities after taxation but before minority interests					17,150
Minority interests					(132)
Net profit for the year					17,018

29. Segment Reporting (continued)

Business Segment (continued)

	Hotel Operations $'000	Property $'000	Investment $'000	Other Operations $'000	Consolidated $'000
Revenue and Expenses					
2000					
Total revenue from external customers	236,892	4,905	15	-	241,812
Segment results	34,107	1,423	(775)	(14)	34,741
Finance costs	(21,645)	-	-	-	(21,645)
Share of profit of associate	4,510	-	-	-	4,510
Profit/(Loss) from ordinary activities before taxation and minority interests	16,972	1,423	(775)	(14)	17,606
Taxation					(9,094)
Profit from ordinary activities after taxation but before minority interests					8,512
Minority interests					147
Net profit for the year					8,659
Assets and Liabilities					
2001					
Segment assets	861,462	53,577	986	20	916,045
Interests in associates	15,643	-	-	-	15,643
Total assets	877,105	53,577	986	20	931,688
Segment liabilities	292,144	1,391	20	2	293,557
Unallocated liabilities					
- Provision for taxation					10,946
- Deferred taxation					23,387
					327,890
2000					
Segment assets	879,631	56,283	656	26	936,596
Interests in associates	20,405	-	-	-	20,405
Total assets	900,036	56,283	656	26	957,001
Segment liabilities	330,102	1,324	25	23	331,474
Unallocated liabilities					
- Provision for taxation					12,042
- Deferred taxation					22,557
Total liabilities					366,073

29. Segment Reporting (continued)

Business Segment (continued)

	Hotel Operations $'000	Property $'000	Investment $'000	Other Operations $'000	Consolidated $'000
Other Information					
2001					
Capital expenditure	21,782	-	-	-	21,782
Depreciation and amortisation	29,996	2,044	-	-	32,040
2000					
Capital expenditure	39,386	-	-	-	39,386
Depreciation and amortisation	27,695	2,044	-	8	29,747
Impairment loss	8,500	-	-	-	8,500

Geographical Segment

	Singapore $'000	Malaysia $'000	Indonesia $'000	Philippines $'000	Korea $'000	Consolidated $'000
2001						
Total revenue from external customers	117,085	4,317	3,390	-	108,064	232,856
Segment assets	447,556	19,919	49,899	15,643	398,671	931,688
Capital expenditure	14,230	353	32	-	7,167	21,782
2000						
Total revenue from external customers	113,225	4,570	4,239	-	119,778	241,812
Segment assets	468,730	19,846	51,053	20,405	396,967	957,001
Capital expenditure	32,710	250	28	-	6,398	39,386

30. Financial Instruments

Financial risk management objectives and policies

The Group's overall treasury and funding policies focus on minimising foreign currency and interest rate exposures in a cost-efficient manner and maximising the yields on surplus cash based on a prudent assessment of the risks of investments. Treasury matters are governed by policies and procedures approved by the Board of Directors and are implemented by the management on a day to day basis.

30. Financial Instruments (continued)

Credit risk

Management has a credit policy in place and the exposure to credit risk on receivables is monitored on an ongoing basis. Credit evaluation is performed on all customers requiring credit over a certain amount by a credit committee in each hotel.

For the year under review, investments in and transactions involving financial instruments are allowed only with counter parties that are of high quality and where there is reasonable market liquidity. An Investment Committee approves the investments of financial instruments.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

Interest rate risk

The Group's exposure to market risk for changes in interest rates relates primarily to the Group's investment portfolio and debt obligations.

The Group's debt obligations are denominated in Singapore dollars and Korean Won, and at fixed and floating rates of interest. Periodic reviews are carried out by the management on the proportion of fixed and floating rates taking into account the cash flows and the nature of debt obligations of the Group and the market outlook. Implementation of fixed rate hedging or the unwinding of fixed rates is only undertaken following approval from the Board upon recommendations from the Treasury Committee.

Use of derivative instruments is for hedging purposes only and is taken in a manner consistent with the overall policies of the Group. The Group does not enter into derivative transactions for speculative purposes.

Effective interest rates and repricing analysis

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

	Note	Effective interest rate %	Total $'000	Within 1 year $'000	After 1 year but within 5 years $'000
The Group					
2001					
Financial Assets					
Cash and cash equivalents	13				
S$		1.027%	17,799	17,799	-
US$		1.403%	4,980	4,980	-
KRW		3.418%	16,495	16,495	-
			39,274	39,274	-
Financial Liabilities					
Amounts owing to related corporations	12	3.385%	(1,110)	(1,110)	-
Bank overdrafts	13	8.029%	(1,719)	(1,719)	-
Unsecured bank loans: S$ floating rate loans	16	2.242%	(21,814)	(21,814)	-
5.275% Unsecured Bonds	16	5.275%	(60,000)	-	(60,000)
Non-Guaranteed notes	16	6.060%	(141,399)	(141,399)	-
			(226,042)	(166,042)	(60,000)

30. Financial Instruments (continued)

Effective interest rates and repricing analysis (continued)

	Note	Effective interest rate %	Total $'000	Within 1 year $'000	After 1 year but within 5 years $'000
The Group (continued)					
2000					
Financial Assets					
Cash and cash equivalents:	13				
S$		1.609%	30,688	30,688	-
US$		5.601%	5,192	5,192	-
KRW		5.492%	22,106	22,106	-
			57,986	57,986	-
Financial Liabilities					
Amounts owing to related corporations	12	6.000%	(3,092)	(3,092)	-
Bank overdrafts	13	7.991%	(1,894)	(1,894)	-
Secured bank loan: US$ floating rate loan	16	7.738%	(19,913)	(19,913)	-
Unsecured bank loans: S$ floating rate loans	16	3.792%	(24,400)	(24,400)	-
5.275% Unsecured Bonds	16	5.275%	(60,000)	-	(60,000)
Non-Guaranteed notes	16	8.240%	(143,846)	-	(143,846)
			(253,145)	(49,299)	(203,846)
The Company					
2001					
Financial Assets					
Loans to subsidiaries	4	5.250%	3,651	3,651	-
Cash and cash equivalents:	13				
S$		0.833%	3,566	3,566	-
US$		1.604%	4,344	4,344	-
			7,910	7,910	-
			11,561	11,561	-
Financial Liabilities					
Amounts owing to related corporations	12	1.000%	(1,001)	(1,001)	-
Unsecured bank loan: S$ floating rate loan	16	1.998%	(17,000)	(17,000)	-
5.275% Unsecured Bonds	16	5.275%	(60,000)	-	(60,000)
			(78,001)	(18,001)	(60,000)

30. Financial Instruments (continued)

Effective interest rates and repricing analysis (continued)

	Note	Effective interest rate %	Total $'000	Within 1 year $'000	After 1 year but within 5 years $'000
The Company (continued)					
2000					
Financial Assets					
Loans to subsidiaries	4	5.750%	2,482	2,482	-
Cash and cash equivalents:	13				
S$		1.805%	5,195	5,195	-
US$		6.267%	4,050	4,050	-
			9,245	9,245	-
			11,727	11,727	-
Financial Liabilities					
Amounts owing to subsidiaries	12	2.724%	(236)	(236)	-
Unsecured bank loan: S$ floating rate loan	16	3.733%	(20,000)	(20,000)	-
5.275% Unsecured Bonds	16	5.275%	(60,000)	-	(60,000)
			(80,236)	(20,236)	(60,000)

Foreign currency risk

The Group incurs foreign currency risk in the countries where the Group has hotel operations.

Foreign currency translation exposure is minimised by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This is also a mechanism for asset hedging.

Surplus foreign currencies remitted to the Company are monitored on a regular basis to ensure that forward foreign exchange contracts are entered into where appropriate or timed such as to capture a favourable rate on a best efforts basis.

30. Financial Instruments (continued)

Fair values

Recognised financial instruments

The aggregate net fair values of financial assets and liabilities which are not carried at fair value in the balance sheet as at 31 December are represented in the following table:-

	Note	2001 Carrying amount $'000	2001 Fair value $'000
The Group			
Financial Assets			
Equity securities			
- non-current	6	1,129	1,242
Financial Liabilities			
5.275% Unsecured Bonds	16	(60,000)	(62,610)
Unrecognised loss			(2,497)
The Company			
Financial Liabilities			
5.275% Unsecured Bonds	16	(60,000)	(62,610)
Unrecognised loss			(2,610)

The fair value of long-term quoted securities is their quoted bid price at the balance sheet date. For other financial instruments, fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

Except as disclosed above, the fair values of other financial assets and liabilities approximate to their carrying amounts.

At the end of the financial year, the Group has no significant exposure to unrecognised financial instruments.

No comparative information is presented for the fair values of financial assets and liabilities, as such information is not available.

31. Commitments

(a) The Group and the Company have the following commitments as at the end of the year:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
(i) Capital commitments contracted but not provided for in the financial statements amounted to approximately	**1,461**	1,071	**468**	-
(ii) Non-cancellable operating lease commitments payable				
- Within 1 year	**341**	657	**-**	-
- After 1 year but within 5 years	**1,261**	2,549	**-**	-
- After 5 years	**-**	605	**-**	-
	1,602	3,811	**-**	-

(b) The Company has an obligation with the relevant authorities in Malaysia to divest its present 100% interest in a subsidiary, Copthorne Orchid Penang Sdn. Bhd. by 49% to Malaysians within a period of 5 years from November 1989. The Company had, in February 2001, obtained an extension for this divestment to 1 March 2002. The Company has sought for an extension with the relevant authorities in Malaysia and is awaiting a reply.

(c) Under the terms of a management agreement with a third party which will expire on 31 December 2003, a subsidiary, CDL Hotels (Korea) Ltd, has an obligation to pay an annual management fee, computed based on a certain percentage of the gross operating profit of the subsidiary. A management fee of KRW3.2 billion ($4.4 million) [2000: KRW3.5 billion ($4.7 million)] was paid in respect of the current financial year.

(d) Under the terms of the shareholders' agreement entered into between a subsidiary, Harrow Entertainment Pte Ltd ("Harrow"), and the minority shareholder of another subsidiary, City Elite Pte Ltd ("City Elite"), in the event that Harrow's loan to City Elite is repaid in full out of the cash proceeds generated from the operations within 30 months from October 2000, Harrow has an obligation to divest 10% equity interest in City Elite to the minority shareholder, either:

(i) by selling 10% shareholding at par; or

(ii) through the issue of such number of new ordinary shares of $1 each at par such that the shareholdings of Harrow and the minority shareholder will be in the proportion of 60:40.

32. Information Required by Paragraph 7 of the Ninth Schedule Companies Act., Chapter 50

Payments and receipts of the Group's and the Company's liabilities and debts at the balance sheet date are estimated to be as follows:

	2001		2000	
	Liabilities Payable $'000	**Debts Receivable $'000**	Liabilities Payable $'000	Debts Receivable $'000
The Group				
Within 2 years	**200,770**	**15,367**	236,756	17,628
From 2 to 5 years	**93,602**	**-**	92,162	-
After 5 years	**33,518**	**-**	37,155	-
	327,890	**15,367**	366,073	17,628
The Company				
Within 2 years	**8,807**	**19,524**	10,334	7,926
From 2 to 5 years	**126,079**	**298,773**	118,345	298,333
	134,886	**318,297**	128,679	306,259

33. Subsidiaries

(i) Direct Subsidiaries

Subsidiaries	Principal Activities	Country of Incorporation/ Place of Business	Class of Shares	Percentage of Equity Held by the Company **2001 %**	2000 %	Cost of Investments **2001 $'000**	2000 $'000
Copthorne Orchid Penang Sdn. Bhd. +	Hotel owner	Malaysia	Ordinary	**100**	100	**23,868**	23,868
City Hotels Pte. Ltd.	Hotel owner	Singapore	Ordinary	**100**	100	**201,140**	201,140
Harbour View Hotel Pte. Ltd.	Hotel owner	Singapore	Ordinary	**100**	100	**110,898**	110,898
Copthorne Orchid Hotel Singapore Pte Ltd	Hotel owner	Singapore	Ordinary	**100**	100	**38,529**	38,529
Harrow Entertainment Pte Ltd	Investment holding	Singapore	Ordinary	**100**	100	*	*
Balance carried forward						**374,435**	374,435

33. Subsidiaries (continued)

(i) Direct Subsidiaries (continued)

Subsidiaries	Principal Activities	Country of Incorporation/ Place of Business	Class of Shares	Percentage of Equity Held by the Company 2001 %	2000 %	Cost of Investments 2001 $'000	2000 $'000
Balance brought forward						**374,435**	374,435
International Design Link Pte Ltd	Property project design consultancy services (currently dormant)	Singapore	Ordinary	**100**	100	*	*
King's Tanglin Shopping Pte. Ltd.	Property owner	Singapore	Ordinary	**100**	100	**54,174**	54,174
Newbury Investments Pte Ltd	Investment holding	Singapore	Ordinary	**100**	100	**12,500**	12,500
Republic Hotels Suzhou Pte Ltd	Investment holding	Singapore	Ordinary	**100**	100	*	*
Republic Hotels Investments Pte Ltd	Investment holding (currently dormant)	Singapore	Ordinary	**100**	100	*	*
Republic Hotels Holdings Pte Ltd	Investment holding (currently dormant)	Singapore	Ordinary	**100**	100	*	*
Trans Oil Pte Ltd	Securities investment and trading	Singapore	Ordinary	**100**	100	**1,000**	1,000
Zatrio Pte Ltd	Investment holding	Singapore	Ordinary	**100**	100	**1,300**	1,300
PT Millennium Hotels & Resorts+	Management services	Indonesia	Ordinary	**100**	100	**124**	124
CDL Hotels (Labuan) Limited#	Investment holding	Malaysia	Ordinary	**100**	100	*	*
						443,533	443,533

(ii) Indirect Subsidiaries

(a) Subsidiary of Newbury Investments Pte Ltd

Subsidiary	Principal Activities	Country of Incorporation/ Place of Business	Class of Shares	Percentage of Equity Held by the Group 2001 %	2000 %
P.T. Millennium Sirih Jakarta Hotel+	Hotel owner	Indonesia	Ordinary	**80**	80

(b) Subsidiary of CDL Hotels (Labuan) Limited

Subsidiary	Principal Activities	Country of Incorporation/ Place of Business	Class of Shares	Percentage of Equity Held by the Group 2001 %	2000 %
CDL Hotels (Korea) Ltd +	Hotel owner	Republic of Korea	Ordinary	**100**	100

(c) Subsidiary of Harrow Entertainment Pte Ltd

Subsidiary	Principal Activities	Country of Incorporation/ Place of Business	Class of Shares	Percentage of Equity Held by the Group 2001 %	2000 %
City Elite Pte Ltd	Restauranteur	Singapore	Ordinary	**70**	70

* The cost of investment is less than $1,000.

+ Audited by associated firms of KPMG Singapore.

Not required to be audited by the laws in the country of incorporation.

34. Associates

		Principal Activities	Country of Incorporation/ Place of Business	Percentage of Equity Held by the Group 2001 %	2000 %
(i)	**Associate of Republic Hotels Suzhou Pte Ltd:**				
	Suzhou International Commercial Center Co., Ltd	Property owner and developer	People's Republic of China	**20**	20
(ii)	**Associate of Zatrio Pte Ltd:**				
	Grand Plaza Hotel Corporation	Hotel owner and investment holding	Philippines	**33.13**	33.15

35. Holding Companies

The immediate holding company is ATOS Holding AG. The directors consider the ultimate holding company to be Hong Leong Investment Holdings Pte. Ltd. ATOS Holding AG is incorporated in Austria and Hong Leong Investment Holdings Pte. Ltd. is incorporated in the Republic of Singapore.

36. Comparative Information

Comparatives in the financial statements have been changed from the previous year due to the adoption of the requirements of the new and revised accounting standards stated in note 26.

Analysis of shareholdings

as at 20 march 2002

Authorised Share Capital	-	$1,000,000,000
Issued and Paid Up Capital	-	$501,063,912
3,118 Ordinary Shareholders Voting Rights	-	1 Vote for 1 Ordinary Share of $1 each

Range of Shareholdings	Number of Shareholders	%	Number of Shares	%
1 - 1,000	543	17.42	497,644	0.10
1,001 - 10,000	1,950	62.54	9,220,070	1.84
10,001 - 1,000,000	615	19.72	27,129,544	5.41
1,000,001 and above	10	0.32	464,216,654	92.65
	3,118	100.00	501,063,912	100.00

20 Largest Shareholders		No. of Shares	%
1	Millennium Securities Pte Ltd	425,529,807	84.93
2	DBS Nominees Pte Ltd	11,252,510	2.25
3	United Overseas Bank Nominees Pte Ltd	8,425,290	1.68
4	Overseas Union Bank Nominees Pte Ltd	4,778,740	0.95
5	Oversea Chinese Bank Nominees Pte Ltd	3,972,867	0.79
6	Citibank Nominees Singapore Pte Ltd	2,864,000	0.57
7	Tudor Court Gallery Pte Ltd	2,439,500	0.49
8	Hong Leong Foundation	1,968,750	0.39
9	UOB Kay Hian Pte Ltd	1,754,190	0.35
10	Soh Holdings Pte Ltd	1,231,000	0.25
11	Yeo Seng Kia	650,000	0.13
12	Chin Kian Fong	486,000	0.10
13	Estate of Kwek Hong Png, deceased	476,000	0.09
14	Hong Leong Finance Nominees Pte Ltd	469,000	0.09
15	Tan Chwee Huay	442,200	0.09
16	Thang Shu Jen @ Cathy Thang	400,000	0.08
17	Jinli Investment Pte Ltd	390,000	0.08
18	Anzet Holdings Pte Ltd	369,200	0.07
19	Rabobank Nominees (S) Pte Ltd	365,000	0.07
20	Chin Kiam Hsung	348,000	0.07
		468,612,054	93.52

Substantial Shareholders (as shown in the Register of Substantial Shareholders)	No. of Shares in which they have interest	
	Direct Interest	Deemed Interest
TOSCAP Limited	229,733,904	-
ATOS Holding AG	195,795,903	229,733,904
Millennium & Copthorne (Austrian Holdings) Limited	-	425,529,807
Millennium & Copthorne Hotels plc	-	425,529,807
Singapura Developments (Private) Limited	-	425,529,807
City Developments Limited	-	425,529,807
Hong Leong Investment Holdings Pte. Ltd.	-	427,969,307
Kwek Holdings Pte Ltd	-	427,969,307

Notice of annual general meeting

NOTICE IS HEREBY GIVEN that the Thirty-Fourth Annual General Meeting of REPUBLIC HOTELS & RESORTS LIMITED will be held at 9 Raffles Place, #61-00, Republic Plaza, Singapore 048619 on Wednesday, 15 May 2002 at 3.00 p.m. for the following purposes:

ORDINARY BUSINESS:

1. To receive the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2001.

2. To declare a Final Dividend of 2% less 24.5% income tax for the year ended 31 December 2001 as recommended by the Directors.

3. To declare a Special Dividend of 2.5% less 24.5% income tax for the year ended 31 December 2001 as recommended by the Directors.

4. To approve Directors' Fees of S$125,000 for the year ended 31 December 2001, and Audit Committee Allowances of S$20,000 per quarter for the period commencing from 1 January 2002 to 30 June 2003, with payment of the Audit Committee Allowances to be made in arrears at the end of each calendar quarter, save for the first payment which shall be made upon approval of this resolution.

5. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:
   (i) Mr Yeoh Cheng Kung;
   (ii) Mr Wong Hong Ren; and
   (iii) Mr John Wilson.

6. To consider and, if thought fit, to pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:
   (i) That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr Sim Miah Kian be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting; and

   (Mr Sim Miah Kian will, upon re-appointment as Director of the Company, remain as a member of the Audit Committee. Mr Sim is not an Independent Director.)

   (ii) That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr Tan I Tong be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

7. To re-appoint KPMG as Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

8. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS:

9. To consider and, if thought fit, to pass the following as Ordinary Resolutions:
   (i) That the Directors of the Company be and are hereby authorised, pursuant to Section 161 of the Companies Act, Chapter 50, to allot and issue from time to time such number of ordinary shares of $1.00 each in the Company as may be required to be allotted and issued pursuant to the Republic Hotels & Resorts Limited Scrip Dividend Scheme (the "Scrip Dividend Scheme").

   (ii) That contingent upon the passing of the preceding Ordinary Resolution (i), the Directors of the Company be and are hereby authorised to grant from time to time to the Directors and Substantial Shareholders of the Company and to the Interested Persons of the Company (as referred to in the Listing Manual of the Singapore Exchange Securities Trading Limited), the right pursuant to the Scrip Dividend Scheme to elect and receive ordinary shares of $1.00 each in the Company in lieu of the payment of cash in respect of any dividend.

10. To consider and, if thought fit, to pass the following as an Ordinary Resolution:

That approval be and is hereby given for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies (the "Group") or any of them to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 5 September 1997 (the "Circular") with any party who is of the class of Interested Persons described in the Circular, provided that such transactions are made in accordance with the guidelines and procedures set out in the Circular, and that such approval (the "Shareholders' Mandate") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and that the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution.

By Order of the Board

SHUFEN LOH @ CATHERINE SHUFEN LOH
BOEY MUI TIANG
Company Secretaries

Singapore, 12 April 2002

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 36 Robinson Road, #04-01, City House, Singapore 068877 not less than 48 hours before the time appointed for the Meeting.

2. Dato' Rudolf Peter Voremberg, a Director retiring pursuant to Section 153 of the Companies Act, Chapter 50 at the above Meeting, is not seeking re-appointment.

3. The Ordinary Resolution set out as Item 9(i), if passed, will empower the Directors of the Company from the date of the above Meeting until the date of the next Annual General Meeting to issue and allot shares in the Company up to an amount as may be required to be issued pursuant to the Scrip Dividend Scheme.

4. The Ordinary Resolution set out as Item 9(ii), if passed, will empower the Directors of the Company to grant to the Directors, Substantial Shareholders and Interested Persons of the Company the right pursuant to the Scrip Dividend Scheme to elect and receive shares in respect of any dividend.

5. The Ordinary Resolution set out as Item 10, if passed, will renew the Shareholders' Mandate to facilitate transactions in the normal course of business of the Group which are entered into with its Interested Persons on commercial terms and are not prejudicial to Shareholders. The Shareholders' Mandate will continue in force until the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

This page has been left blank intentionally.

Republic Hotels & Resorts Limited

(Incorporated in the Republic of Singapore)

PROXY FORM

IMPORTANT

1 For investors who have used their CPF monies to buy the Company's shares, the Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We ____________________

of ____________________

being a *member/members of REPUBLIC HOTELS & RESORTS LIMITED, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

and/or (delete as appropriate)

or failing *him/her, the Chairman of the Thirty-Fourth Annual General Meeting of the Company (the "AGM") as *my/our *proxy/proxies to vote for *me/us and on *my/our behalf at the AGM to be held at 9 Raffles Place, #61-00, Republic Plaza, Singapore 048619 on Wednesday, 15 May 2002 at 3.00 p.m. and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given or in the event of any other matter arising at the AGM, *my/our *proxy/proxies will vote or abstain from voting at the discretion of *my/our *proxy/proxies.

(Please indicate your vote "For" or "Against" with a "X" within the box provided.)

No.	Resolutions		For	Against
	ORDINARY BUSINESS:			
1.	Adoption of Reports and Accounts			
2.	Declaration of Final Dividend			
3.	Declaration of Special Dividend			
4.	Approval of Directors' Fees and Audit Committee Allowances			
5.	Re-election of Directors:	(i) Mr Yeoh Cheng Kung		
		(ii) Mr Wong Hong Ren		
		(iii) Mr John Wilson		
6.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(i) Mr Sim Miah Kian		
		(ii) Mr Tan I Tong		
7.	Re-appointment of Auditors			
8.	Any other business			
	SPECIAL BUSINESS:			
9 (i).	Authority to Directors to issue shares pursuant to the Scrip Dividend Scheme			
9 (ii).	Authority to Directors to grant to the Directors, Substantial Shareholders and Interested Persons the right to elect and receive shares pursuant to the Scrip Dividend Scheme			
10.	Renewal of Shareholders' Mandate for Interested Person Transactions			

Dated this ____________ day of ______________ 2002.

Total No. of Shares Held

____

Signature(s) of Member(s)/Common Seal

* Delete accordingly

Notes:- See overleaf

Notes:

1. A member of the Company entitled to attend and vote at the AGM is entitled to appoint one or two proxies to attend and vote in his/her stead. A proxy need not be a member of the Company.

2. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his/her shareholdings (expressed as a percentage of the whole) to be represented by each proxy.

3. This instrument of proxy must be signed by the appointor or his/her duly authorised attorney or, if the appointor is a body corporate, signed by a duly authorised officer or its attorney or affixed with its common seal thereto.

4. Where an instrument appointing a proxy is signed on behalf of the appointer by an attorney, the power of attorney (or other authority) or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument will be treated as invalid.

5. A body corporate which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore to attend and vote for and on behalf of such body corporate.

6. This instrument appointing a proxy or proxies (together with the power of attorney (if any) under which it is signed or a certified copy thereof), must be deposited at the registered office of the Company at 36 Robinson Road, #04-01, City House, Singapore 068877 not less than 48 hours before the time fixed for holding the AGM.

7. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members of the Company, you should insert that number of shares. If you have shares entered against your name in the Depository Register as well as registered in your name in the Register of Members of the Company, you should insert the aggregate number of shares. If no number is inserted, this instrument of proxy will be deemed to relate to all the shares held by you.

8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of members whose shares are deposited with The Central Depository (Pte) Limited ("CDP"), the Company may reject any instrument of proxy lodged if such member is not shown to have shares entered against his/her name in the Depository Register as at 48 hours before the time appointed for holding the AGM as certified by CDP to the Company.

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PROXY FORM

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The Company Secretary
REPUBLIC HOTELS & RESORTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

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Republic Hotels & Resorts Limited